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As filed with the Securities and Exchange Commission on December 10, 2007

Registration No. 333-146888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

XDX, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	8071 (Primary Standard Industrial Classification Code Number)	94-3316839 (I.R.S. Employer Identification Number)

3260 Bayshore Boulevard
Brisbane, CA 94005
(415) 287-2300
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Pierre Cassigneul
President and Chief Executive Officer
XDx, Inc.
3260 Bayshore Boulevard
Brisbane, CA 94005
(415) 287-2300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael J. Danaher	Charles K. Ruck
David J. Saul	R. Scott Shean
Wilson Sonsini Goodrich & Rosati	Latham & Watkins LLP
Professional Corporation	650 Town Center Drive, 20th Floor
650 Page Mill Road	Costa Mesa, California 92626
Palo Alto, CA 94304	(714) 540-1235
(650) 493-9300	Fax: (714) 755-8290
Fax: (650) 493-6811

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated December 10, 2007

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

    Shares

Common Stock

        XDx, Inc. is offering                shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $        and $        per share.

        We have applied to have our common stock approved for listing on the NASDAQ Global Market under the symbol "XDXI."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 8 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to XDx, Inc.	$	$

        We have granted the underwriters the right to purchase up to an additional                shares of common stock to cover over-allotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares to purchasers on                        , 2008.

JPMorgan	Morgan Stanley

Piper Jaffray	JMP Securities

                        , 2008

        You should rely only on the information contained in this prospectus and any free-writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with information different from or in addition to that contained in this prospectus or any related free-writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date.

        "XDx" and "AlloMap" are our registered trademarks. AlloMap HTx, AlloMap LTx and the XDx logo are our unregistered trademarks. This prospectus contains other trade names and service marks which are the property of their respective owners.

i

PROSPECTUS SUMMARY

        This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including "Risk Factors" beginning on page 8 and the financial statements and related notes, before making an investment decision. As used in this prospectus, references to "we," "our," "us" and "XDx" refer to XDx, Inc. unless the context requires otherwise.

Our Business

        We are a molecular diagnostics company focused on the discovery, development and commercialization of noninvasive gene expression-based tests for the monitoring of transplant rejection and autoimmune diseases, which we refer to collectively as immune-mediated conditions. We focus on immune-mediated conditions that require life-long monitoring and testing to avoid, or to quickly respond to, serious complications. We launched our first commercial test, the AlloMap HTx molecular expression test, in January 2005. Physicians use this test to monitor heart transplant recipients for acute cellular rejection. We are in the process of developing our second gene expression-based test, the AlloMap LTx molecular expression test, to monitor for acute cellular rejection in lung transplant recipients. We are also engaged in designing a clinical study to create a gene expression test to monitor for disease flares in patients affected by systemic lupus erythematosus, or lupus. We intend to pursue tests to monitor other immune-mediated conditions with significant unmet medical needs with the goal of making our genomic-based tests standard diagnostic procedures.

        The AlloMap HTx test is an objective, multi-gene molecular diagnostic test that measures the level of gene expression in a processed blood sample to help determine whether a heart transplant recipient is rejecting the transplanted heart. Results of this test are reported as a numerical score which quantifies the probability that the heart transplant recipient is not experiencing acute cellular rejection. We believe the use of our test, in conjunction with other clinical indicators, may help physicians and patients avoid unnecessary surveillance biopsies and may help physicians determine whether the dosage of potentially harmful immunosuppressive drugs could be reduced. The AlloMap HTx test is being used by approximately 50 of the approximately 190 U.S. heart transplant management centers. We are actively seeking to increase usage in these centers and expand use to other transplant centers. All AlloMap HTx tests are processed in our laboratory in Brisbane, California and, as of September 30, 2007, we have performed over 6,700 tests.

        We adhere to a rigorous process of discovery, development, verification and commercialization in developing our tests. In this effort, we work with leading treatment centers to gather tissue and blood samples from patients, which we use to identify and validate gene expression patterns that correlate with a particular immune-mediated condition. Our AlloMap HTx test arose from our Cardiac Allograft Rejection Gene Expression Observational, or CARGO, study. We are currently engaged in the CARGO II study, which is an observational study designed to confirm and extend the results of the original CARGO study in an international population, and our Invasive Monitoring Attenuation through Gene Expression, or IMAGE, study, which is intended to demonstrate the noninferiority of our AlloMap HTx test to biopsies in the routine monitoring of stable heart patients. For the development of our AlloMap LTx test, we are utilizing patient specimens derived from our Lung Allograft Rejection Gene Expression Observational, or LARGO, study. Our clinical development approach for the AlloMap LTx test is very similar to that which we used in developing the AlloMap HTx test.

        Our current list price for our AlloMap HTx test is $2,950. We have been successful in achieving reimbursement from several payors, including our California Medicare designated contractor, which has provided reimbursement for the AlloMap HTx test for Medicare claims submitted since the beginning of 2006. Tests performed on hospital or transplant center inpatients have always been, and will continue to be, billed directly by the hospital or transplant center. Effective January 1, 2008, we will bill the local California Medicare contractor directly only for tests performed on blood specimens collected from Medicare patients that are not considered hospital outpatients at the time of collection. If we are unable to reach agreement with a transplant center to collect blood specimens in a manner that would allow us to continue to directly bill our Medicare contractor, and the transplant center declines to assume billing responsibility for tests performed on inpatients and outpatients, we expect to establish our own patient service centers, or engage third-party clinical laboratories in the vicinity of such transplant centers to collect blood specimens. This would also preserve our ability to continue to bill Medicare directly for our AlloMap HTx test. We believe that coverage and payment decisions and our growing body of clinical data, including nine peer-reviewed journal articles regarding our AlloMap HTx test will provide support for other payors to use in coverage and reimbursement decisions. We continue to educate physicians and hospital administrators regarding the potential economic benefits of our AlloMap HTx test, which may include a reduction in the number of costly biopsies, immunosuppressive drug therapies and rejection related complications.

Monitoring Patients with Immune-Mediated Conditions

        Immune-mediated conditions are caused by undesired immune-system activities, referred to as "rejection" in the context of transplants and disease activity or "flares" in the context of autoimmune diseases like lupus. For most immune-mediated conditions, including rejection in heart and lung transplants and flares in lupus, it is difficult to monitor and anticipate rejection or disease activity in an accurate and noninvasive manner. Current approaches to monitoring patients with immune-mediated conditions include a combination of techniques, including physical examinations, x-rays, magnetic resonance imaging or MRIs, organ function tests and biopsies, each of which has its own advantages and limitations.

        Heart transplant monitoring.    The United Network for Organ Sharing, or UNOS, reports that there are approximately 18,800 heart transplant recipients living in the United States, with approximately 2,100 new heart transplants per year. According to the Organ Procurement and Transplant Network, or OPTN, approximately 40% of all heart transplant patients reject their new heart at least once in the first year after their transplant, and a lesser percentage thereafter. The standard for heart transplant monitoring has been to diagnose rejection by heart biopsy, known as endomyocardial biopsy, or EMB. Patients typically undergo an average of one routine EMB per month in the first year post-transplant, and at a declining rate thereafter. However, EMBs involve invasive outpatient surgical procedures to remove tiny portions of the transplanted tissue for analysis that may or may not accurately reflect rejection activity taking place elsewhere in the heart, and rely on subjective visual interpretation by pathologists of tissue samples. Due to these and other limitations, EMBs can result in adverse side effects and fail to detect rejection activity at an early stage or mistakenly identify rejection where none exists.

        Lung transplant monitoring.    The OPTN reports that the number of lung transplants in the United States has risen significantly to over 1,400 in both 2005 and 2006, up from the prior three-year average of approximately 1,100. A lung transplant patient is typically seen an average of 12 times during the first year following transplant for routine monitoring and testing, due to the higher risk of rejection and infection in the early stage, and at a declining rate thereafter. Surveillance techniques for lung transplant recipients include biopsies of the transplanted lung, bronchoalveolar lavage or fluid collection, chest X-rays and pulmonary function testing, each of which has its own advantages and disadvantages and none of which provide a complete monitoring solution. Lung biopsies are uncomfortable for the patient and have limitations similar to EMBs.

        Lupus monitoring.    As reported in the May 1998 issue of Arthritis & Rheumatism, lupus affected an estimated 239,000 people in the United States. Stable lupus patients in the United States visit a physician about four times per year and experience, on average, one hospitalization every two years. Lupus is an expensive disease to manage. Current methods for monitoring disease activity in lupus patients rely on techniques that include measuring elevated levels of antibodies in the blood and have proven unreliable in clinical practice to date.

The XDx Solution

        Our AlloMap HTx test and tests under development are designed to deliver the following key benefits:

  •
  Clinically Actionable Information:    personalized information regarding an individual's immune system status that can be used by physicians, in conjunction with other clinical indicators, to inform patient treatment decisions;

  •
  Objective Results:    a single numerical score each time a test is performed, which allows physicians to objectively monitor changes in the patient's immune system activity over time;

  •
  Noninvasive Tests:    tests performed using a sample of the patient's peripheral blood; and

  •
  Quality Control and Rapid Turnaround:    all tests are processed at our own laboratory to provide consistent quality and ensure timely turnaround.

Our Strategy

        Our goal is to improve the quality of management and treatment of patients with immune-mediated conditions by providing individualized information through gene expression analysis. Key elements of our business strategy include:

  •
  Providing High Clinical Value:    by developing and delivering gene expression diagnostics that provide useful and timely information to physicians and patients faced with difficult treatment decisions;

  •
  Pursuing Broad-Based Adoption:    by increasing usage at current customer transplant centers and by physicians currently using our AlloMap HTx test and engaging additional physicians and treatment centers through the use of education, ongoing clinical studies and additional peer reviewed publications;

  •
  Continuing to Establish Reimbursement:    by educating leading public and private payors regarding the value of our tests, by supporting ongoing studies and peer reviewed publications involving our tests and by increasing patient and physician demand;

  •
  Applying Our Test Development Process to Other Immune-Mediated Conditions:    by applying our test development process to other immune-mediated conditions, starting with AlloMap LTx test for lung transplant recipients and a test for monitoring flares in lupus patients; and

  •
  Enhancing the AlloMap HTx Test and Our Test Development Process:    by evaluating additional patient populations and exploring other uses of test results to improve treatment planning.

Risks Associated with Our Business

        Our business is subject to numerous risks discussed more fully in the section entitled "Risk Factors" immediately following this prospectus summary. We are an early stage company with a history of losses, and we expect to incur net losses for the foreseeable future. If third-party payors do not provide adequate reimbursement for our AlloMap HTx test or any future tests we develop, our commercial success could be compromised. New test development involves a lengthy and complex process, and we may not be successful in our efforts to develop and commercialize additional diagnostic tests. Complying with numerous regulations pertaining to our business is an expensive and time-consuming process, and any failure to comply could result in substantial penalties. Effective January 1, 2008, we will no longer bill directly for a test performed on a Medicare patient who has been considered an outpatient at the time of blood specimen collection, which could adversely affect the adoption of our test, our success in obtaining adequate reimbursement and our results of operations. We believe that recently issued draft Food and Drug Administration, or FDA, guidance will, once finalized, require us to seek FDA clearance or approval for our AlloMap HTx test and any future tests in order to market such tests in the United States, which we may be unable to obtain in a timely and cost-effective manner, or at all.

Our Corporate Information

        We were originally incorporated in Delaware in December 1998 under the name Hippocratic Engineering, Inc. In June 2002, we changed our name to Expression Diagnostics, Inc. and in July 2007, we changed our name to XDx, Inc. Our principal executive offices are located at 3260 Bayshore Boulevard, Brisbane, CA 94005, and our telephone number is (415) 287-2300. Our website address is www.xdx.com. The information on, or that may be accessed through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

The Offering

Common stock offered by us	shares
Common stock to be outstanding after this offering	shares
Over-allotment option	shares
Use of proceeds
We intend to use the net proceeds of this offering to expand our infrastructure and personnel in sales and marketing and research and development, to fund research and development programs for current and future tests, including our clinical studies, to expand our facilities and operations, and for working capital and other general corporate purposes. We may also use a portion of the proceeds to expand our current business through acquisitions of or investments in other complementary businesses, products or technologies. See "Use of Proceeds" for additional information.
Proposed NASDAQ Global Market symbol	XDXI

        The number of shares of our common stock that will be outstanding immediately after this offering is based on 27,858,052 shares outstanding as of September 30, 2007 and assumes the issuance by us of shares in this offering. The number of outstanding shares excludes:

  •
  3,440,946 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2007, at a weighted average exercise price of $3.07 per share;

  •
  750,474 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007, on an as-converted basis and at a weighted average exercise price of $3.59 per share; and

  •
  4,579,614 shares of common stock expected to be available for future issuance under our stock incentive plans upon completion of this offering, including 79,614 shares available for future issuance under our 1998 Stock Plan as of September 30, 2007 and including 4,500,000 shares that will become available under our 2007 Equity Incentive Plan upon completion of this offering.

        Except where we state otherwise, the information we present in this prospectus reflects:

  •
  the conversion of all of the outstanding shares of our preferred stock into 24,372,203 shares of common stock upon completion of this offering;

  •
  the conversion of all outstanding preferred stock warrants to common stock warrants;

  •
  amendments to our certificate of incorporation and bylaws to be effective upon completion of this offering; and

  •
  no exercise by the underwriters of their over-allotment option.

Summary Financial Data

        The following tables summarize our financial data for the periods presented. The summary statement of operations data for each of the years ended December 31, 2004, 2005 and 2006, except for the pro forma net loss per share and pro forma weighted average number of shares data, are derived from our audited financial statements included elsewhere in this prospectus. Except for the pro forma net loss per share and pro forma weighted average number of shares data, the summary statement of operations data for the nine months ended September 30, 2006 and 2007 and the summary balance sheet data as of September 30, 2007, have been derived from our unaudited financial statements, which are included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future periods. Our operating results for the nine months ended September 30, 2007 may not be indicative of expected results for the full year. You should read this data together with the financial statements and related notes appearing elsewhere in this prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(In thousands, except share and per share data)
Revenues:
Testing revenue	$—	$179	$2,922	$400	$6,802
Contract revenue	—	148	20	—	—

Total revenues	—	327	2,942	400	6,802

Operating costs and expenses:
Cost of testing	—	1,650	2,770	1,733	3,471
Research and development	9,526	8,848	12,261	9,028	12,120
Selling and marketing	1,692	3,737	5,067	3,594	5,689
General and administrative	1,799	2,349	3,049	2,069	4,669

Total operating costs and expenses	13,017	16,584	23,147	16,424	25,949

Loss from operations	(13,017)	(16,257)	(20,205)	(16,024)	(19,147)
Interest expense	(78)	(104)	(412)	(52)	(1,022)
Interest income	57	197	832	607	749
Other income (expense), net	(2)	(241)	(83)	(81)	324

Net loss before cumulative effect of change in accounting principle	(13,040)	(16,405)	(19,868)	(15,550)	(19,096)
Cumulative effect of change in accounting principle	—	(238)	—	—	—

Net loss	$(13,040)	$(16,643)	$(19,868)	$(15,550)	$(19,096)

Net loss per share — basic and diluted:(1)
Net loss per share before cumulative effect of change in accounting principle	$(12.26)	$(9.04)	$(7.97)	$(6.42)	$(6.52)
Cumulative effect of change in accounting principle	—	(0.13)	—	—	—

Net loss per share — basic and diluted	$(12.26)	$(9.17)	$(7.97)	$(6.42)	$(6.52)

Weighted average shares outstanding used in calculating net loss per share — basic and diluted	1,063,335	1,814,151	2,494,284	2,422,190	2,930,584

Pro forma net loss per share — basic and diluted			$(0.91)		$(0.78)

Pro forma weighted average shares outstanding used in calculating net loss per share — basic and diluted			21,874,182		24,862,103

(1)
Please see Note 4 to our financial statements for an explanation of the method used to calculate historical and pro forma basic and diluted net loss per common share.

	As of September 30, 2007
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$20,431	$20,431	$
Working capital (current assets less current liabilities)	12,717	12,717
Total assets	29,237	29,237
Long term debt and capital lease obligations, net of current portion	3,284	3,284
Convertible preferred stock warrant liability	2,292	—
Convertible preferred stock	93,957	—
Accumulated deficit	(85,642)	(85,642)
Total stockholders' equity (deficit)	(83,581)	12,668

(1)
On a pro forma basis to give effect to the automatic conversion of all of the outstanding shares of our convertible preferred stock into 24,372,203 shares of our common stock upon the completion of this offering, and the reclassification of the convertible preferred stock warrant liability to stockholders' equity (deficit).

(2)
On a pro forma as adjusted basis to give effect to the transactions described in footnote (1) above and our sale of            shares of common stock in this offering at an assumed initial public offering price of $        per share, the mid-point of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds from those shares. Each $1.00 increase (decrease) in the assumed public offering price of $        per share, the mid-point of the range on the front cover of this prospectus, would increase (decrease) each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders' equity by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase of 1.0 million shares in the number of shares offered by us would increase each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders' equity by approximately $       million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us would decrease each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders' equity by approximately $       million. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

Risks Related to Our Business

We are an early stage company with a history of losses, and we expect to incur net losses for the foreseeable future.

        We have incurred substantial net losses since our inception, and we expect to continue to incur additional losses in future years. For the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, we had a net loss of $13.0 million, $16.6 million, $19.9 million and $19.1 million, respectively. From our inception through September 30, 2007, we had an accumulated deficit of $85.6 million. In recent years, we have incurred significant costs in connection with the development of the AlloMap HTx test. Our research and development expenses were $9.5 million, $8.8 million and $12.3 million for the years ended December 31, 2004, 2005 and 2006, respectively. We expect our research and development expense levels to remain high for the foreseeable future as we devote our resources primarily to continue commercializing our existing AlloMap HTx test and to develop future tests and our technology platform. We do not expect our losses and expenses to be substantially mitigated by revenues from our AlloMap HTx test or future tests, if any, for a number of years. Even if we achieve significant revenues, we may never become profitable.

Our financial results for the foreseeable future depend on sales of one test, our AlloMap HTx test, and we will need to generate sufficient revenues from this and other tests to run our business.

        We launched our AlloMap HTx test in January 2005 and expect that the sales of our AlloMap HTx test will account for substantially all of our revenue for the foreseeable future. We are in the process of developing our AlloMap LTx test for lung transplant patients, and are in the discovery phase of a test for patients with Systemic Lupus Erythematosus, or lupus. Although we estimate the commercialization of our AlloMap LTx test to begin in 2009, we may not be able to commercialize this test or other tests on the timelines expected, if ever. If we are unable to increase sales of our AlloMap HTx test or successfully develop and commercialize other tests or test enhancements, our revenues and our ability to achieve profitability would be impaired, and the market price of our common stock could decline.

If physicians and hospital administrators do not adopt our tests, we will not achieve future sales growth.

        Physicians and healthcare administrators are traditionally slow to adopt new products, testing practices and clinical treatments, partly because of perceived liability risks and the uncertainty of third-party reimbursement. It is critical to the success of our sales efforts that we educate a sufficient number of physicians, clinicians and administrators about our AlloMap HTx test and our future tests, if any, and demonstrate the clinical benefits of these tests. We believe that physicians and centers will not use our tests unless they determine, based on published peer-reviewed journal articles and experience of other physicians, that our tests provide accurate, reliable and cost-effective information that is useful in monitoring immune-mediated conditions.

        We estimate that there are approximately 190 centers managing heart transplant recipients in the United States. Our AlloMap HTx test has been used by approximately 50 of these centers, and not all target physicians in these centers are currently using our test. In order for our AlloMap HTx test sales to grow, we must continue to market to and educate physicians and administrators at treatment centers that have used our test to increase the number of physicians ordering our test, the number of patients tested and the number of tests per patient. In addition, we must actively solicit additional treatment centers to establish policies and procedures for ordering our test and to encourage physicians at those centers to incorporate our test into their standard clinical practice. Some of the challenges that our sales team must overcome include explaining the clinical benefits of genomics, which is the foundation of our test, communicating the features of a highly technical product which requires the user to understand the statistical underpinnings of our test, and changing a 30-year patient management paradigm of using endomyocardial biopsy as the basis of transplant patient monitoring. If physicians and hospital administrators do not adopt our tests, our business and financial results will suffer.

We receive a substantial portion of our revenues from Medicare, and the loss of, or a significant reduction in, reimbursement from Medicare would adversely affect our financial performance.

        To date, we have received a substantial portion of our revenues from Medicare, which has been paid by our California Medicare contractor. Payments from Medicare for AlloMap HTx tests represented 74% of testing revenue for the year ended December 31, 2006 and 70% of testing revenue for the nine months ended September 30, 2007. We anticipate that Medicare will continue to be the payer for a significant portion of our claims for the foreseeable future. However, we may not be able to maintain or increase our tests reimbursed by Medicare for a variety of reasons, including:

  •
  the pending change in our local Medicare contractor which may result in a change in reimbursement practices for Medicare claims submitted by us or others in California and other states affected by the change;

  •
  any policy level review of our test by the Centers for Medicare & Medicaid Services, or CMS contractors could result in a reduction or denial of coverage and payment for our test; and

  •
  the assignment of a specific billing code to our test by CMS may result in periodic reductions in the per test amount reimbursed for our tests by Medicare.

        Any decision by CMS or its local contractors to reduce or deny coverage for our test could have a significant adverse effect on our revenue and results of operations. Any such decision could also cause affected physicians treating Medicare covered patients to reduce or discontinue the use of our test.

Effective January 1, 2008, we will no longer bill directly for tests performed on Medicare patients that are registered as hospital outpatients at the time of their blood specimen collection, which could adversely affect the use of our test, our success in obtaining reimbursement, the amount of reimbursement received per test and our results of operations.

        CMS has determined that our AlloMap HTx test must be billed by the treating hospital or transplant center to its respective local Medicare contractor in situations where the blood specimen for our test is collected while the Medicare beneficiary is registered as a hospital outpatient. Tests performed on hospital or transplant center inpatients have always been, and will continue to be, billed directly by the hospital or transplant center. This means that we will be unable to bill directly for most of our AlloMap HTx tests unless the treating hospital or center changes its practice of collecting blood specimens. Based on our discussions with CMS, we sent a letter to CMS in September 2007 to confirm that:

  •
  There will be a transition period through December 31, 2007, during which we will be permitted to continue billing our California Medicare contractor directly for tests performed on all transplant center outpatients;

  •
  Effective January 1, 2008, transplant centers will be required to bill their respective local Medicare contractor for any AlloMap HTx test performed on a blood specimen collected from a

    Medicare beneficiary during a transplant center visit when other services are provided by the center to the patient on the same day;

  •
  We can continue to bill our California Medicare contractor directly for tests performed on blood specimens collected while the beneficiary is a "nonpatient," with the term "nonpatient" meaning any beneficiary whose blood specimen collection occurs in the transplant center at a time when no other services are provided to the beneficiary by the transplant center or whose blood specimen is collected outside the transplant center by non-center personnel.

        We have not received written confirmation from CMS of the approach set forth in our September 2007 letter. If CMS provides additional guidance that narrows the definition of a "nonpatient" beyond our current understanding, our ability to bill the Medicare program directly for tests may be limited, our operations disrupted, and our operating results adversely affected.

We may be unable to reach agreement with some of our transplant center customers for collecting blood specimens in a manner that would allow us to directly bill our local Medicare contractor and the transplant center may decline to assume billing responsibility, in which case, we expect to establish our own patient service centers or engage third-party clinical laboratories in the vicinity of such transplant centers, which may result in significant additional costs to us.

        Our existing contracts with transplant centers regarding sample processing and billing of the AlloMap HTx test must be amended to ensure that we and the transplant center are in compliance with CMS's recent determination. Contract amendment discussions are in the early stages and involve approximately 60 separate contracts and we cannot predict if and when transplant centers currently under contract with us or newly engaged transplant centers will agree to our proposed terms. In certain instances, we may be unable to reach agreement with a transplant center for collecting blood specimens in a manner allowing us to directly bill the Medicare program for nonpatients, or the transplant center may decline to assume billing responsibility altogether. In these instances, we believe we will have to establish our own patient service centers, or engage third-party clinical laboratories in the vicinity of such transplant centers, for purposes of drawing, processing and shipping blood specimens to our Brisbane, California laboratory. We may not, in every case, have sufficient funds to establish our own patient service centers, or may be unable to negotiate agreements with clinical laboratories. This could lead to transplant centers having to bill Medicare for our test. If transplant centers must bill Medicare for our test, they may choose not to administer our test to Medicare patients and, potentially, to patients covered by other third party payors.

        Because of the above factors, during this transition period while we and each of our customers are determining how our test will be performed and billed in the future, there will be significant uncertainty surrounding:

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  the extent to which our customers change their practice of collecting blood specimens for our test, or, instead, assume direct responsibility for seeking reimbursement for the test;

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  the number of patient service centers we will have to open and the cost of both opening and maintaining such centers;

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  whether regional Medicare contractors including our California Medicare contractor, will provide coverage and reimbursement for our test, the timing of those determinations, and the extent of coverage and reimbursement they will provide.

If a customer is unable or unwilling to change its practice of collecting blood specimens for our test, and reimbursement has not been established in that customer's region, it is possible that the customer will stop collecting, processing and shipping blood specimens for our test, at least until adequate coverage and reimbursement can be obtained, which would negatively impact our volume of tests sold.

Accordingly, in the near term, it will be difficult for us to predict our future operating performance based upon our historic results of operations.

If third-party payors do not provide adequate coverage and reimbursement for our tests, the commercial success of our tests could be compromised.

        Favorable third-party payor coverage and reimbursement are essential to meeting our immediate objectives and long term commercial goals. The current list price of the AlloMap HTx test is $2,950 per test, although the average reimbursement rate for tests for which we recognized revenue between January 1, 2006 and September 30, 2007 has been approximately $2,700 per test. Physicians and patients may decide not to use the AlloMap HTx test or any of our future tests unless third-party payors, including managed care organizations and governmental payors such as Medicare and Medicaid, pay all or a substantial portion of the costs for the test. There is significant uncertainty concerning third-party coverage and reimbursement of any new technology, including the AlloMap HTx test. We do not recognize revenue for test results delivered without a contract for reimbursement, or an established coverage policy and a history of payment. Revenue for such tests is recognized only when these tests are actually paid for. We delivered approximately 2,100 AlloMap HTx test results in 2006 and recognized revenue for approximately 1,100 tests; some of which were for test results delivered prior to 2006. For the first nine months of 2007, we delivered approximately 4,100 AlloMap test results and recognized revenue for approximately 2,500 tests; some of which were for test results delivered prior to 2007. Coverage and reimbursement by a third-party payor may depend on a number of factors, including a payor's determination that our current and future tests are:

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  not experimental or investigational,

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  medically necessary,

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  appropriate for the specific patient,

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  cost-effective, and

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  supported by peer-reviewed publications.

        Since each payor makes its own decision as to whether to establish a policy to reimburse for a test, seeking payor coverage and other approvals is a time-consuming and costly process. We cannot assure you that adequate coverage and reimbursement for the AlloMap HTx test or future tests will be provided in the future by any third-party payor.

        To date, some large private payors have denied coverage for our test at a policy level based in part on the belief that the AlloMap HTx test is experimental or investigational. We have not yet received coverage at a policy level from any third-party payor. We continue to work with payors to seek such coverage and to appeal denial decisions based on existing and ongoing studies, peer reviewed publications, support from physician and patient groups and the growing number of AlloMap HTx tests that have been reimbursed by public and private payors. CMS has not developed a national coverage or reimbursement policy that would be binding on all of its contractors with respect to the AlloMap HTx test. This means that Medicare contractors, including our California Medicare contractor, currently may continue to develop their own coverage and reimbursement policies with respect to our technology. There are no assurances that the current policies will not be modified in the future. If our test is considered on a policy-wide level by major third-party payors, whether at our request or on their own initiative, and our test is determined to be ineligible for coverage and reimbursement by such payors, our collection efforts and potential for revenue growth could be severely impacted.

If the utility of our tests is not supported by reviews in peer-reviewed medical publications, the rate of adoption of our tests by physicians and treatment centers and the rate of reimbursement of our tests by third party payors may be negatively affected.

        We depend in part on peer-reviewed publications to promote physician adoption and favorable reimbursement decisions. We believe that peer-reviewed journal articles that provide evidence of the utility of our tests or the technology underlying our current test or future tests are very important to the commercial success of our current and any future tests. Peer-reviewed publications regarding our tests may be limited by many factors, including delays in the completion of, poor design of, or lack of compelling data from clinical studies that would be the subject of the article. If our tests or the technology underlying our current test or future tests do not receive sufficient favorable exposure in peer-reviewed publications, the rate of physician adoption and positive reimbursement coverage decisions could be negatively affected.

Transplant centers may not adopt our test due to historical practices or due to more favorable reimbursement policies associated with other means of monitoring heart transplants.

        Due to the historically limited monitoring options and the well established coverage and reimbursement for biopsies, physicians are accustomed to monitoring for acute cellular rejection in heart transplant recipients by utilizing biopsies. Physicians may use our test in parallel with biopsies rather than as an alternative to biopsies, which would result in an increase in overall cost of monitoring. Furthermore, if treatment center administrators view our test as an alternative to a biopsy and believe they would derive more revenue from the performance of biopsies, such administrators may be motivated to reduce or avoid the use of our test. We cannot provide assurance that our efforts will increase the use of our test by new or existing customers. Our failure to increase the frequency of use of our test by new and existing customers would adversely affect our growth and revenues.

New test development involves a lengthy and complex process, and we may not be successful in our efforts to develop and commercialize additional diagnostic tests.

        A key element of our strategy is to discover, develop, verify and commercialize a portfolio of new diagnostic tests in addition to our AlloMap HTx test. We have engaged in discovery and development activity for our AlloMap LTx test and we are currently in the discovery phase for a test to monitor lupus flares. We plan to devote considerable resources to the research and development of these tests as well as other potential diagnostic tests. There can be no assurance that our current or future tests will be capable of reliably monitoring organ transplant rejection in other types of organs or testing for autoimmune diseases. In addition, before we can successfully develop diagnostic tests for other organ transplants and autoimmune diseases and commercialize any new tests, we will need to:

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  conduct substantial research and development;

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  conduct clinical validation studies;

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  expend significant funds;

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  develop and scale-up our laboratory processes;

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  expand and train our sales force;

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  pursue a larger number of smaller medical centers across a more dispersed geographic area;

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  seek and obtain FDA clearance or approval of those tests that are subject to regulation by the FDA as medical devices; and

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  if our current test or any future tests become subject to FDA regulation, obtain the required FDA clearances or approvals.

        This process involves a high degree of risk and takes several years. Our test development efforts may fail for many reasons, including:

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  failure of the test at the research or development stage;

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  difficulty in accessing testing samples, especially testing samples with known clinical results;

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  lack of clinical validation data to support the effectiveness of the test; or

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  failure to obtain necessary FDA clearances or approvals to market the test in the United States.

        Few research and development projects result in commercial products, and success in early clinical trials often is not replicated in later studies. At any point, we may abandon development of our AlloMap LTx test, our test for the monitoring of lupus flares and other test candidates, or we may be required to expend considerable resources repeating clinical trials, which would adversely impact the timing for generating potential revenues from those test candidates. If in the course of development of a particular test, we are unable to confirm a panel of target genes whose expression correlates with a particular clinical outcome, we must either return to earlier phases of test development, as we have done in the past with both the AlloMap HTx test and the AlloMap LTx test, and repeat our gene screening process on existing or new samples, or abandon development of such test. In addition, as we develop tests, we will have to make significant investments in marketing and selling resources. If a clinical validation study fails to demonstrate the prospectively defined endpoints of the study, we would likely abandon the development of the test or test feature that was the subject of the clinical trial, which could harm our business.

If we do not achieve our projected development goals in the time frames we announce and expect, the commercialization of our tests may be delayed and, as a result, our stock price may decline.

        From time to time, we may estimate and publicly announce the anticipated timing of the accomplishment of various clinical and other product development goals, which we sometimes refer to as milestones. The actual timing of these milestones could vary dramatically compared to our estimates, in some cases for reasons beyond our control. We cannot assure you that we will meet our projected milestones and if we do not meet these milestones as publicly announced, the commercialization of our tests may be delayed and, as a result, our stock price may decline.

The field of gene-based molecular diagnostics is in its early stages and is subject to rapid technological change. If we are unable to develop tests to keep pace with rapid medical and scientific change, our operating results would be harmed.

        The field of gene-based molecular diagnostics is in its early stages. Although there have been few advances in technology relating to organ rejections in patients, the market for medical diagnostic companies is marked by rapid and substantial technological development and innovations which could make our current test, and tests in development, obsolete. We must continually innovate and expand our test offerings to address unmet needs in monitoring immune immediated conditions. If we are unable to demonstrate the effectiveness of our test and future tests, if any, compared to new methodologies and technologies, then sales of our tests could decline, which would harm our revenues.

If we are unable to support demand for our test, our business may suffer.

        We began the commercialization of the AlloMap HTx test in January 2005 and we have limited experience in processing our test and even more limited experience in processing large volumes of tests. If demand for the AlloMap HTx test increases, we will be required to implement increases in scale and related processing, customer service, billing and systems process improvements, and to expand our internal quality assurance program to support testing on a larger scale. We will also need additional certified laboratory scientists and other scientific and technical personnel to process our tests. We cannot assure you that any increases in scale, related improvements and quality assurance will be successfully implemented or that appropriate personnel will be available. Failure to implement necessary procedures or to hire the necessary personnel could result in higher cost of processing or an inability to meet market demand. Since we have limited experience handling large volumes of AlloMap HTx tests, there can be no assurance that we will be able to perform tests on a timely basis at a level consistent with demand. If we encounter difficulty meeting market demand for the AlloMap HTx test, our reputation could be harmed and our future prospects and our business could suffer.

If we are unable to compete successfully, we may be unable to increase or sustain our revenues or achieve profitability.

        Currently, our principal competition for our commercial test and tests under development comes from existing diagnostic methods utilized by pathologists, which in the case of transplant rejection, generally involve evaluating biopsy samples to determine the presence or absence of rejection. We are not aware of any other molecular diagnostic tests currently on the market for monitoring autoimmune conditions. However, the field of gene-based molecular diagnostics is in its early stages. New and well established companies are devoting substantial resources to the application of molecular diagnostics to the treatment of medical conditions. Some of these companies may elect to develop and market molecular diagnostic tests for immune-mediated conditions. For example, two privately-held development stage companies, SensiGen and StageMark, have announced an intention to develop molecular diagnostic tests for certain immune-mediated conditions, including lupus.

        Our potential competitors may have widespread brand recognition and substantially greater financial and technical resources and development, production and marketing capabilities than we do. We also compete with emerging companies, such as Cylex, that offer tests or have conducted research relating to cell-mediated immunity. Others may develop lower-priced, less complex tests that could be viewed by physicians and payors as functionally equivalent to our test, which could force us to lower the current list price of our test and impact our operating margins and our ability to achieve profitability. If we are unable to compete successfully against current or future competitors, we may be unable to increase market acceptance for and sales of our commercial test and pipeline tests, which could prevent us from increasing or sustaining our revenues or achieving profitability and could cause the market price of our common stock to decline.

We will be collecting additional data to confirm and extend the results of our original CARGO study and demonstrate the noninferiority of the AlloMap HTx test. It will be expensive to generate such data and any data that is generated may not be positive or consistent with our existing data, which would affect the rate at which our AlloMap HTx test is adopted.

        Our CARGO II study, which is currently underway, is intended to confirm and extend the results of our original CARGO study in an international population. Additionally, our IMAGE study is intended to demonstrate the noninferiority of the AlloMap HTx test compared to biopsies in the routine monitoring of stable heart transplant patients. We cannot provide any assurance that the data collected from these studies will be favorable or, even if favorable, be compelling to the medical community. If the results obtained from our CARGO II and IMAGE studies are inconsistent with our previous CARGO study, or fail to demonstrate the clinical benefits of our test relative to biopsies, adoption of our test would suffer and our business would be harmed.

        In addition, the implementation and administration of the CARGO II and IMAGE studies are resource intensive. Our management may be required to devote significant efforts to monitor the studies. If the data generated by the studies is not positive or consistent with our existing data, the studies may never provide any benefit to our business and we would have lost the opportunity to spend the resources dedicated to them on other projects.

Our research and development efforts will be hindered if we are not able to contract with third parties for access to tissue and blood samples.

        Our clinical development relies on our ability to secure access to biopsy and blood samples from the same patient, as well as information pertaining to their associated clinical outcomes. Furthermore, the studies through which our tests are developed benefit most from access to multiple samples from the same patient over a period of time as opposed to samples at a single point in time or archived samples. Others have demonstrated their ability to enroll patients and obtain study samples, thereby competing with us for access. Access to patients and samples on a real-time, or non-archived, basis is limited and often on an exclusive basis. Additionally, the process of negotiating access to patients and samples is lengthy since it typically involves numerous parties and approval levels to resolve complex issues such as usage rights, institutional review board approval, patient consent, privacy rights and informed consent of patients, publication rights, intellectual property ownership and research parameters. If we are not able to negotiate access to patients and tissue samples with hospitals and collaborators, or if other laboratories or our competitors secure access to these samples before us, our ability to research, develop and commercialize future tests will be limited or delayed.

If we cannot maintain our current clinical relationships and enter into new ones, our test development could be delayed.

        We rely on and expect to continue to rely on clinical collaborations and relationships to develop new tests and evaluate our existing AlloMap HTx test. For example, in February 2007 we entered into an agreement with the University of Minnesota to exclusively license key intellectual property assets in the field of lupus. The license relates to the use of gene expression to assess the disease status of lupus patients. We also entered into a separate agreement with the University of Minnesota and The Feinstein Institute that provides us with access to lupus patient samples collected through a National Institutes of Health-funded collaborative program to identify biomarkers of autoimmune diseases. If any of our clinical relationships were to terminate, the research, development or commercialization of the tests contemplated by the collaboration could be delayed or terminated. If any of our collaboration agreements are terminated, or if we are unable to renew those collaborations on acceptable terms, we would be required to seek alternative collaborations. We may not be able to negotiate additional collaborations on acceptable terms, if at all, and these collaborations may not be successful.

        In the past, we have entered into clinical trial collaborations or observational studies with highly regarded organizations in the transplant and immune-mediated and inflammatory disease fields, including the Cleveland Clinic Foundation, Columbia University and Stanford University. Our success in the future depends in part on our ability to enter into agreements with other leading organizations in the fields of transplant and immune-mediated and inflammatory diseases. This can be difficult due to internal and external constraints placed on these organizations. Some organizations may limit the number of collaborations they have with any one company so as to not be perceived as biased or conflicted. Organizations may also have insufficient administrative and related infrastructure to enable collaborations with many companies at once, which can extend the time it takes to develop, negotiate and implement a collaboration. Additionally, organizations often insist on retaining the rights to publish the clinical data resulting from the collaboration. The publication of clinical data in peer-reviewed journals is a crucial step in commercializing and obtaining coverage and reimbursement for tests such as ours, and our inability to control when, if ever, results are published may delay or limit our ability to derive sufficient revenues from any test that may result from a collaboration.

        From time to time we expect to engage in discussions with potential clinical collaborators which may or may not lead to collaborations. We cannot guarantee that any discussions will result in clinical collaborations or that any clinical studies which may result will be enrolled or completed in a reasonable time frame or with successful outcomes. Once news of discussions regarding possible collaborations become known in the medical community, regardless of whether the news is accurate, failure to announce a collaborative agreement or the entity's announcement of a collaboration with an entity other than us may result in adverse speculation about us, our tests or our technology, resulting in harm to our reputation and our business.

If we are unable to raise additional capital on acceptable terms in the future, it may limit our ability to develop and commercialize new tests and technologies.

        We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations and research and development activities. Specifically, we may need to raise additional capital to, among other things:

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  sustain commercialization of our initial test or enhancements to that test;

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  increase our selling and marketing efforts to drive market adoption and address competitive developments;

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  expand our clinical laboratory operations;

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  develop new tests for immune-mediated conditions;

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  fund our clinical validation study activities;

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  expand our research and development activities;

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  acquire or license technologies; and

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  finance our capital expenditures and general and administrative expenses.

        Our present and future funding requirements will depend on many factors, including:

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  the level of research and development investment required to develop an AlloMap LTx test, our potential test for monitoring lupus flares and additional tests;

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  costs of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

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  our need or decision to acquire or license complementary technologies or acquire complementary businesses;

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  the extent to which we must establish our own patient service centers or enter into agreements with third-party clinical labs to collect, process and ship blood specimens to our Brisbane, California laboratory for testing;

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  changes in test development plans needed to address any difficulties in commercialization;

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  competing technological and market developments;

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  whether our tests become subject to FDA regulation; and

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  changes in regulatory policies or laws that affect our operations.

        If we raise additional funds by issuing equity securities, dilution to our stockholders could result. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common stock, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies, our AlloMap HTx test or our tests under development, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to scale back our operations or limit our research and development activities.

The loss of key members of our senior management team or our inability to attract and retain highly skilled scientists, clinicians and salespeople could adversely affect our business.

        Our success depends largely on the skills, experience and performance of key members of our executive management team. The efforts of each of these persons will be critical to us as we continue to develop our technologies and testing processes and as we attempt to transition to a company with more than one commercialized test. If we were to lose one or more of these key employees, we may experience difficulties in competing effectively, developing our technologies and implementing our business strategies.

        Our research and development programs and commercial laboratory operations depend on our ability to attract and retain highly skilled scientists and technicians, including geneticists, biostatisticians, engineers, licensed laboratory technicians and chemists. We may not be able to attract or retain qualified scientists and technicians in the future due to the intense competition for qualified personnel among life science businesses, particularly in the San Francisco Bay Area. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel.

        In addition, our success depends on our ability to attract and retain salespeople with extensive experience in immune-mediated conditions and inflammatory diseases and close relationships with physicians, pathologists and other hospital personnel. We may have difficulties locating, recruiting or retaining qualified salespeople, which could cause a delay or decline in the rate of adoption of our AlloMap HTx test or our future tests, if any. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will adversely affect our ability to support our discovery, development, verification and commercialization programs.

We may acquire other businesses or form joint ventures that could harm our operating results, dilute your ownership of us, increase our debt or cause us to incur significant expense.

        As part of our business strategy, we may pursue acquisitions of complementary businesses and assets, as well as technology licensing arrangements. We also may pursue strategic alliances that leverage our core technology and industry experience to expand our test offerings or distribution. We have no experience with respect to acquiring other companies and limited experience with respect to the formation of collaborations, strategic alliances and joint ventures. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions by us also could result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could harm our operating results. Integration of an acquired company, product or technology also may require management resources that otherwise would be available for ongoing development of our existing business. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture.

        To finance any acquisitions, we may choose to issue shares of our common stock as consideration, which would dilute your interest in us. If the price of our common stock is low or volatile, we may not be able to acquire other companies using our stock as consideration. Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all.

Our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price and NASDAQ listing.

        As a public reporting company, we will be required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of the Sarbanes-Oxley Act and other requirements will increase our costs and require additional management resources. We recently have been upgrading our finance and accounting systems, procedures and controls and will need to continue to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements. If we are unable to complete the required Section 404 assessment as to the adequacy of our internal control over financial reporting, if we fail to maintain or implement adequate controls, or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting as of the date of our first Form 10-K for which compliance is required, our ability to obtain additional financing could be impaired. In addition, investors could lose confidence in the reliability of our internal control over financial reporting and in the accuracy of our periodic reports filed under the Securities Exchange Act. A lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline.

        As a public company, we will require greater financial resources than we have had as a private company. We cannot provide you with assurance that our finance department has or will maintain adequate resources to ensure that we will not have any future material weaknesses in our system of internal controls. The effectiveness of our controls and procedures may in the future be limited by a variety of factors, including:

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  faulty human judgment and simple errors, omissions or mistakes;

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  fraudulent action of an individual or collusion of two or more people;

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  inappropriate management override of procedures; and

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  the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial information.

        If we fail to have effective controls and procedures for financial reporting in place, we could be unable to provide timely and accurate financial information and may be subject to NASDAQ delisting, SEC investigation and civil or criminal sanctions.

If our sole laboratory facility becomes inoperable, we will be unable to perform our AlloMap HTx test and future tests, if any, and our business will be harmed.

        We do not have redundant laboratory facilities. We perform all of our diagnostic services in our laboratory located in Brisbane, California. Brisbane is situated on or near earthquake fault lines. Our facility and the equipment we use to perform our tests would be costly to replace and could require substantial lead time to repair or replace. The facility may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding and power outages, which may render it difficult or impossible for us to perform our tests for some period of time. The inability to perform our tests may result in the loss of customers or harm our reputation, and we may be unable to regain those customers in the future. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, if at all.

        In order to establish a redundant laboratory facility, we would have to spend considerable time and money securing adequate space, constructing the facility, recruiting and training employees, and establishing the additional operational and administrative infrastructure necessary to support a second facility. Additionally, any new clinical laboratory facility opened by us would be subject to certification under the Clinical Laboratory Improvement Amendment of 1988, or CLIA, and licensed by several states, including California, New York, Pennsylvania, Florida and Maryland which can take a significant amount of time and result in delays in our ability to begin operations at that facility. We expect that it would be difficult, time-consuming and costly to train, equip and use a third-party to perform tests on our behalf. We could only use another facility with established state licensure and certification under CLIA under the scope of which our AlloMap HTx test or future tests could be performed following validation and other required procedures. We cannot assure you that we would be able to find another CLIA-certified facility willing or able to adopt our AlloMap HTx test or future tests and comply with the required procedures, or that this laboratory would be willing or able to perform the tests for us on commercially reasonable terms.

The use of our test could result in product liability claims that could be expensive, divert management's attention and harm our reputation and business.

        The marketing, sale and use of our test could lead to the filing of product liability claims if someone were to allege that our test failed to accurately report the likelihood of rejection or disease activity or otherwise perform as it was designed. We may also be subject to liability for errors in the information we provide to customers or for a misunderstanding of, or inappropriate reliance upon, the information we provide. A product liability claim could result in substantial damages and be costly and time consuming for us to defend. Although we believe that our existing product liability insurance is adequate, we cannot assure you that our insurance would fully protect us from the financial impact of defending against product liability claims. Any product liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could cause injury to our reputation, result in the suspension of our testing pending an investigation into the cause of the alleged failure, or cause current collaborators to terminate existing agreements and potential collaborators to seek other partners, any of which could impact our results of operations.

We rely on sole suppliers for some of our laboratory instruments and testing supplies and may not be able to find replacements in the event our sole suppliers no longer supply those instruments or supplies.

        We rely solely on certain suppliers to supply some of the laboratory instruments and key reagents which we use to perform our AlloMap HTx tests. These sole source suppliers include Applied Biosystems, which supplies us with instruments, laboratory reagents and consumables, Beckton Dickinson, which supplies us with cell preparation tubes, or CPTs, and Therapak, which supplies us with a proprietary buffer reagent. One of the reagents supplied to us by Therapak is, in turn, obtained by Therapak from Qiagen and is a proprietary formulation of Qiagen. We have no relationship with, control over, or contact with Qiagen. We do not have guaranteed supply agreements with Applied Biosystems, Beckton Dickinson, Therapak or Qiagen, which exposes us to the risk that these suppliers may choose to discontinue doing business with us at any time. We periodically forecast our needs to these sole source suppliers and enter into standard purchase orders based on these forecasts. We believe that there are relatively few suppliers other than Applied Biosystems, Beckton Dickinson and Qiagen that are currently capable of supplying the reagents and other supplies necessary for the AlloMap HTx test. Even if we were to identify other suppliers, there can be no assurance that we will be able to enter into agreements with such suppliers on a timely basis on acceptable terms, if at all. If we should encounter delays or difficulties in securing from Applied Biosystems, Beckton Dickinson or Therapak, or Therapak encounters delays or difficulties from Qiagen, the quality and quantity of reagents or other supplies we require for the AlloMap HTx test, we may need to reconfigure our test process, which would result in delays in commercialization or an interruption in sales. If any of these events occur, our business and operating results could be harmed.

We are party to a loan agreement under which we have granted a security interest in all of our assets, including our intellectual property.

        In July 2006, we entered into a loan agreement with TriplePoint Capital and Leader Lending pursuant to which we have borrowed $10.5 million. Our obligations under this agreement are collateralized by a security interest in all of our assets, including our bank accounts and any proceeds from the disposition of any of our intellectual property. If we fail to make payments as and when required by this agreement or we otherwise default on our obligations under the agreement, the lenders would be entitled to exercise all remedies available to them under the agreement and applicable law, including, the right to collect, liquidate or otherwise dispose of all or any part of the collateral as needed to secure repayment of the loan and any other amounts owing under the agreement. In this scenario, our business could be significantly harmed.

Regulatory Risks

Several provisions of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 and the assignment of a CPT code to our AlloMap HTx test may adversely affect future payments for clinical laboratory testing services, including the AlloMap HTx test and our future tests, if any.

        Medicare generally pays for outpatient clinical laboratory services based on a fee schedule, updated annually. The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, provides that payments under the Medicare Clinical Laboratory Fee Schedule are to remain frozen through 2008, which means that there is a zero-percent annual adjustment. Currently, the AlloMap HTx test is paid under a non-specific billing code, which means there is no specific CPT code for our test and therefore, no established payment for the test under the Clinical Laboratory Fee Schedule. Currently, the local Medicare contractor processing our claims determines the amount of payment for the tests we bill. If the test is classified under a specific billing code, the payment amount established under the Clinical Laboratory Fee Schedule would be the basis for Medicare payment for the AlloMap HTx test. We may in the near future apply for a unique CPT code for our AlloMap HTx test, which would likely take one or more years to be considered and, if granted, would likely result in a change in our reimbursed amount. At this time, we cannot predict whether the classification of the AlloMap HTx test under a billing code subject to the fee schedule would result in a lower payment amount.

        In addition, under the MMA, Congress has authorized a demonstration project to apply competitive bidding to certain clinical laboratory tests. A competitive bidding demonstration has not yet been established. It is also not clear whether competitive bidding will be applied more broadly to clinical laboratory services under Medicare at some point in the future and, if so, whether this would impact payment for the AlloMap HTx test, which is provided solely by us. If the competitive bidding program is implemented, the program includes our AlloMap HTx test and comparable tests are identified, we may experience a decrease in our reimbursement rates for our clinical laboratory tests.

        Further, the MMA imposes a reform in the manner in which Medicare contractors are selected and assigned for Medicare billing responsibilities. These reforms may result in a change in the Medicare contractors to whom we send Medicare claims, which may affect Medicare coverage and reimbursement for the AlloMap HTx test. In late October 2007, the Centers for Medicare & Medicaid Services, or CMS, awarded the Medicare contract for California to Palmetto GBA, which was scheduled to be fully implemented by June 2008. National Heritage Insurance Company, or NHIC, the current California Medicare contractor, has filed a protest against the award with the Government Accountability Office, resulting in a stay of the performance of the awarded contract. A decision must be issued no later than February 21, 2008. At this time, we cannot predict whether NHIC will prevail in its protest or to what extent these proceedings would impact the June 2008 implementation date. Nor can we predict whether Palmetto GBA, if it prevails, would retain existing coverage and payment criteria for our test, or establish new coverage and payment policies. A decision to modify existing policies may negatively impact our test utilization and testing revenues.

        Finally, on several occasions, including in 2003 during the negotiations over the MMA, Congress has considered imposing a 20% co-insurance amount for clinical laboratory services, which would require beneficiaries to pay a portion of the cost of their clinical laboratory testing. Although that requirement has not been enacted at this time, Congress could decide to impose such an obligation at some point in the future, which would make it more difficult for us to collect adequate reimbursement for, and increase use of, the AlloMap HTx test.

Based upon proposed FDA guidance, we believe that we will have to obtain FDA clearance or approval for our AlloMap HTx test and future tests, if any, and if we are unable to obtain approval for AlloMap HTx within 18 months following adoption of the guidance, we could have to cease selling the test.

        The FDA recently issued draft guidance on certain laboratory-developed tests, or LDTs, that the agency has termed "In Vitro Diagnostic Multivariate Index Assays" or IVDMIAs. This draft guidance classifies LDTs that are dependent on an interpretation algorithm as medical devices. Because the AlloMap HTx test utilizes an interpretation algorithm, we believe it is likely that our test will meet the definition of IVDMIA and, as a result, if the draft guidance is finalized, it is likely that the AlloMap HTx test and our future tests would become subject to FDA regulation as medical devices. We are considering early adoption of the proposed IVDMIA guidance by submitting the AlloMap HTx test to the FDA for premarket clearance before the draft guidance is finalized. In October 2007, we met with the FDA to present our position regarding whether the AlloMap HTx test is appropriately classified as a Class II device and to confirm our intent to submit a 510(k) clearance for the device. Based on this meeting and a subsequent discussion with the FDA, we believe the AlloMap HTx test will be subject to regulation as a Class II device. We intend to submit a 510(k) premarket notification for the AlloMap HTx test. Seeking and obtaining regulatory clearance or approval can be a lengthy and expensive process, and may require us to conduct additional clinical studies.

        If the draft guidance is finalized, the FDA intends to enforce regulatory requirements for IVDMIAs that do not receive clearance or approval within 18 months thereafter. If we fail to obtain FDA clearance or approval within 18 months thereafter, we might have to stop marketing the AlloMap HTx test until premarket review and clearance or approval is obtained, and the time and expense needed to obtain clearance or approval of our tests under development could increase significantly. We do not have experience obtaining FDA approval or clearance for our AlloMap HTx test or our tests under development. Further, once clearance or approval is obtained, ongoing compliance with FDA regulations, including, among others, those related to operations, recordkeeping, and marketing and promotion, would increase the cost, time and complexity of conducting our business. Entities that fail to comply with FDA requirements can be liable for criminal or civil penalties, such as recalls, detentions, orders to cease manufacturing, restrictions on labeling and promotion, warning letters, fines, injunctions, withdrawal of previously granted 510(k) clearances or pre-market approvals, and refusal to grant future 510(k) clearances or pre-market approvals.

If we were required to conduct additional clinical trials prior to marketing our AlloMap HTx test or our tests under development, those trials could lead to delays or a failure to obtain necessary regulatory approvals and harm our ability to become profitable.

        If the FDA decides to regulate our AlloMap HTx test and/or our tests under development as medical devices, it could require extensive premarket clinical testing prior to submitting a regulatory application for commercial sales. Conducting clinical trials generally entails a long, expensive and uncertain process that is subject to delays and failure at any stage. If we are required to conduct premarket clinical trials, whether using prospectively acquired samples or archival samples, delays in the commencement or completion of clinical testing could significantly increase our development costs and delay test commercialization. Many of the factors that may cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to delay or denial of regulatory clearance or approval. The commencement of clinical trials may be delayed due to insufficient blood or tissue samples or insufficient data regarding the associated clinical outcomes. We may find it necessary to engage contract research organizations to perform data collection and analysis and other aspects of our clinical trials, which might increase the cost and complexity of our trials. If these parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality, completeness or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, applicable regulatory requirements, or for other reasons, our clinical trials may have to be extended, delayed or terminated. Many of these factors would be beyond our control. We may not be able to enter into replacement arrangements without undue delays or considerable expenditures. If there are delays in testing or approvals as a result of the failure to perform by third parties, our research and development costs would increase, and we may not be able to obtain regulatory clearance or approval for our AlloMap HTx test or our tests under development. In addition, we may not be able to establish or maintain relationships with these parties on favorable terms, if at all. Each of these outcomes would harm our ability to market our test or tests and our ability to become profitable.

In order to operate our laboratory, we have to comply with federal law, as well as several state laws.

        We are subject to CLIA, a federal law that regulates clinical laboratories that perform testing on specimens taken from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. If our laboratory is out of compliance with CLIA requirements, we may be subject to sanctions such as suspension, limitation or revocation of our CLIA certificate, as well as directed plan of correction, state on-site monitoring, civil money penalties, civil injunctive suit or criminal penalties. We must maintain CLIA compliance and certification to be eligible to bill for services provided to Medicare beneficiaries. If we were to be found to be out of compliance with CLIA program requirements and subjected to sanction, our business could be harmed.

        In addition to federal certification requirements of laboratories under CLIA, licensure is required and maintained for our laboratory under California law. We are required to maintain a license to conduct testing in California. California laws establish standards for day-to-day operation of our clinical laboratory, including the training and skills required of personnel and quality control. Moreover, several states, including New York, require that we hold licenses to test specimens from patients residing in those states. Other states have similar requirements or may adopt similar requirements in the future. Finally, we may be subject to regulation in foreign jurisdictions if and when we seek international distribution of our test.

        We were inspected and recertified under CLIA in February 2007 and we will be required to obtain recertification again in February 2009. If we were to lose our CLIA accreditation or California license, whether as a result of a revocation, suspension or limitation, we would no longer be able to perform AlloMap HTx tests, which would limit our revenues and harm our business. If we were to lose our license in other states where we are required to hold licenses, we would not be able to test specimens from those states.

We are subject to numerous regulations pertaining to our business, the violation of any one of which could harm our business.

        The clinical laboratory testing industry is highly regulated, and there can be no assurance that the regulatory environment in which we operate will not change significantly and adversely in the future. In addition to CLIA regulation, we are subject to other areas of regulation by both the federal and state governments that may affect our ability to conduct business, including, without limitation:

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  federal and state laws and regulations applicable to billing and claims payment applicable to clinical laboratories and/or regulatory agencies enforcing those laws and regulations;

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  reimbursement laws, regulations and policies established by Medicare, Medicaid, and other governmental payors and private insurers;

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  the federal Anti-kickback Law, which prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which the payment may be made under governmental healthcare programs such as Medicare and Medicaid, and comparable state anti-kickback laws, which prohibit payment arrangements designed or intended to induce future referrals;

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  the federal physician self-referral law, commonly known as the Stark Law, which prohibits a physician from making a referral to an entity for certain designated health services reimbursed by Medicare or Medicaid if the physician (or a member of the physician's family) has a financial relationship with the entity, and which also prohibits the submission of any claims for reimbursement for designated health services furnished pursuant to a prohibited referral and the state equivalents;

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  the federal Health Insurance Portability and Accountability Act of 1996, which created federal criminal laws that prohibit executing a scheme to defraud any health care benefit program or making false statements relating to health care matters;

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  state laws regarding prohibitions on fee-splitting;

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  the Medicare civil money penalty and exclusion requirements; and

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  the federal civil and criminal False Claims Act, which prohibits individuals or entities from knowingly presenting, or causing to be present to the federal government, claims for payment that are false or fraudulent and the state law equivalents.

        The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including substantial civil and criminal penalties, damages, fines, we could be required to refund payments received by us, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results.

Changes in healthcare policy could subject us to additional regulatory requirements that may interrupt commercialization of our current and future tests and increase our costs.

        Healthcare policy has been a subject of extensive discussion in the executive and legislative branches of the federal and many state governments. We developed our commercialization strategy for the AlloMap HTx test based on existing healthcare policies. Changes in healthcare policy, such as the creation of broad limits for diagnostic products in general or requirements that Medicare patients pay for portions of tests or services received, could substantially interrupt the sales of our AlloMap HTx test and future tests, if any, increase costs and divert management's attention. For example, in 1993, the

U.S. Congress passed federal self-referral prohibitions commonly known as the Stark Law, significantly restricting, regulating and changing healthcare companies' relationships with physicians. We cannot predict what changes, if any, will be proposed or adopted or the effect that such proposals or adoption may have on our business, financial condition and results of operations.

Risks Relating to Our Intellectual Property

Our competitive position depends on maintaining intellectual property protection.

        Our ability to compete and to achieve and maintain profitability depends on our ability to protect our proprietary discoveries and technologies. We currently rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality agreements and license agreements to protect our intellectual property rights. We also rely upon unpatented know-how and continuing technological innovation to develop and maintain our competitive position.

        Our patent position is based on patent applications disclosing our library of 8,000 cDNA clones, oligonucleotide probes, full length genes, encoded peptides and methods of obtaining RNA from circulating leukocytes. Our strategy is to continue to broaden our patent estate through the discovery of gene expression patterns and their correlation with specific clinical states and outcomes. We intend to file utility patent claims on sets of two or more genes for diagnosing specific diseases in multiple continuation and divisional applications. In addition, we are pursuing method claims directed to use of our biomarkers in specific methods of diagnosis.

        To date, we have filed several U.S. and foreign patent applications. We have obtained three issued patents, one in auto-immunity (U.S. Patent No. 6,905,827) and two in transplantation (U.S. Patent Nos. 7,026,121 and 7,235,358). We have several other pending U.S. patent applications. We do not know what claims, if any, will be granted in our existing and future applications. If the reviewers of our patent applications at the U.S. Patent and Trademark Office refuse our claims, we may not be able to sufficiently protect our intellectual property. Further, recent and future changes in the patent laws and regulations of the United States and other jurisdictions may require us to modify our patent strategy and could restrict our ability to obtain additional patents for our technology.

        Our patents might be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology that avoids our patents. We cannot be certain that the steps we have taken will prevent the misappropriation and use of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

We may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in our loss of significant rights and the assessment of treble damages.

        We have in the past received, and may in the future receive, offers to license patents or notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. For example, in 2006, we received correspondence from a biotechnology company regarding a potential licensing arrangement relating to three U.S. patents and their foreign counterparts in the field of precision measurement and clinical utility of biomarkers for the characterization of inflammation and immune response. We declined the offer and received no further communications until November 2007, following the initial filing of this registration statement, when we were again invited to take a license. We are considering our options with respect to this latest correspondence, which may include declining this invitation and seeking reexamination of one or more of the patents with the U.S. Patent and Trademark Office. This situation may lead to litigation. We cannot assure you that we would prevail in any such action, or that other actions alleging misappropriation or misuse by us of third-party trade secrets, infringement by us of third-party patents and trademarks or the validity of our patents, will not be asserted or prosecuted against us. We may also initiate claims to defend our intellectual property.

Intellectual property litigation, regardless of outcome, is unpredictable, expensive and time-consuming, could divert management's attention from our business and have a material negative effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, we may be required to pay substantial damages (including treble damages if we were to be found to have willfully infringed a third party's patent) to the party claiming infringement, develop non-infringing technology, stop selling our test or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis could harm our business. In addition, revising our test to exclude any infringing technologies would require us to re-validate our test, which would be costly and time consuming. Also, we may be unaware of pending patent applications that relate to our test. Parties making infringement claims on future issued patents may be able to obtain an injunction that would prevent us from selling our test or using technology that contains the allegedly infringing intellectual property, which could harm our business.

Risks Related to Our Common Stock and this Offering

Our operating results may fluctuate, which could cause our stock price to decrease.

        Fluctuations in our operating results may lead to fluctuations, including declines, in our share price. Our operating results and our share price may fluctuate from period to period due to a variety of factors, including:

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  demand by physicians and patients for our current and future tests, if any;

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  coverage and reimbursement decisions by third-party payors and announcements of those decisions;

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  clinical trial results and publication of results in peer-reviewed journals or the presentation at medical conferences;

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  the inclusion or exclusion of our current and future tests in large clinical trials conducted by others;

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  new or less expensive tests and services or new technology introduced or offered by our competitors or us;

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  the level of our development activity conducted for new tests, and our success in commercializing these developments;

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  the level of our spending on test commercialization efforts, licensing and acquisition initiatives, clinical trials, and internal research and development;

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  changes in the regulatory environment, including any announcement from the FDA regarding its decisions in regulating our activities;

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  changes in recommendations of securities analysts or lack of analyst coverage;

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  failure to meet analyst expectations regarding our operating results;

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  additions or departures of key personnel; and

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  general market conditions.

        Variations in the timing of our future revenues and expenses could also cause significant fluctuations in our operating results from period to period and may result in unanticipated earning shortfalls or losses. In addition, the NASDAQ Global Market in general, and the market for life science companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies.

If an active, liquid trading market for our common stock does not develop, you may not be able to sell your shares quickly or at or above the initial offering price.

        Prior to this offering, there has not been a public market for our common stock. An active and liquid trading market for our common stock may not develop or be sustained following this offering. You may not be able to sell your shares quickly or at or above the initial offering price if trading in our stock is not active. The initial public offering price may not be indicative of prices that will prevail in the trading market. See "Underwriting" for more information regarding the factors that will be considered in determining the initial public offering price.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

        The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. In other words, you are paying a price per share that substantially exceeds the value of our assets after subtracting our liabilities. Based on an assumed initial public offering price of $    per share and the pro forma net tangible book value of our common stock at September 30, 2007, your shares will be worth $    less per share than you will pay in the offering. Further, investors participating in this offering will contribute approximately    % of the total amount invested by stockholders since our inception but will only own approximately    % of the total shares outstanding immediately after this offering. The exercise of outstanding options will result in further dilution of your investment. In addition, if we raise funds by issuing additional shares, the newly issued shares will further dilute your ownership interest.

We may allocate net proceeds from this offering in ways with which you may not agree.

        Our management will have broad discretion in using the proceeds from this offering and may use the proceeds in ways with which you may disagree. Because we are not required to allocate the net proceeds from this offering to any specific investment or transaction, you cannot determine at this time the value or propriety of our application of the proceeds. Moreover, you will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. We may use the proceeds for corporate purposes that do not immediately enhance our prospects for the future or increase the value of your investment. As a result, you and other stockholders may not agree with our decisions.

If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

        The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts or the content and opinions included in their reports. Securities analysts may elect not to provide research coverage of our common stock after the completion of this offering, and such lack of research coverage may adversely affect the market price of our common stock. The price of our stock could decline if one or more equity research analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. If one or more equity research analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Future sales of shares by our stockholders could cause the market price of our common stock to drop significantly, even if our business is doing well.

        After this offering, we will have outstanding            shares of common stock based on the number of shares outstanding at September 30, 2007. This includes the    shares we are selling in this offering, which may be resold in the public market immediately. The remaining    shares will become available for resale in the public market as shown in the chart below.

Number of Restricted Shares/% of Total Shares Outstanding Following Offering	Date of Availability for Resale into the Public Market
180 days (subject to extension in specified circumstances) after the date of this prospectus due to the release of the lock-up agreement these stockholders have with the underwriters

At some point after 180 days (subject to extension in specified circumstances) after the date of this prospectus, subject to vesting requirements and the requirements of Rule 144 (subject, in some cases, to volume limitations), Rule 144(k) or Rule 701

        At any time and without public notice, the underwriters may in their sole discretion release all or some of the securities subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could drop significantly if the holders of those shares sell them or are perceived by the market as intending to sell them. In addition, six months after this offering, the holders of    shares of common stock issued upon the conversion of our preferred stock may require us to file a registration statement covering those shares, which may also cause our stock price to decline. These declines in our stock price could occur even if our business is otherwise doing well.

If our principal stockholders, executive officers and directors choose to act together, they may be able to control our management and operations, which may prevent us from taking actions that may be favorable to you.

        Our executive officers, directors and principal stockholders, and entities affiliated with them, will beneficially own in the aggregate approximately     % of our common stock following this offering. To the extent our existing stockholders purchase additional shares, in this offering or otherwise, this ownership concentration would increase. This significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. These stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control of us or impeding a merger or consolidation, takeover or other business combination that could be favorable to you.

We do not expect to pay dividends in the foreseeable future. As a result, you must rely on stock appreciation for any return on your investment.

        We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will also depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Accordingly, you will have to rely on capital appreciation, if any, to earn a return on your investment in our common stock. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

Our organizational documents and Delaware law make a takeover of our company more difficult, which may prevent certain changes in control and limit the market price of our common stock.

        Our certificate of incorporation and bylaws and Section 203 of the Delaware General Corporation Law contain provisions that may have the effect of deterring or delaying attempts by our stockholders to remove or replace management, engage in proxy contests and effect changes in control. These provisions include:

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  our board of directors will be authorized, without prior stockholder approval, to create and issue preferred stock which could be used to implement anti-takeover devices;

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  advance notice will be required for director nominations or for proposals that can be acted upon at stockholder meetings;

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  our board of directors will be classified such that not all members of our board are elected at one time, which may make it more difficult for a person who acquires control of a majority of our outstanding voting stock to replace all or a majority of our directors;

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  stockholder action by written consent will be prohibited;

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  special meetings of the stockholders will be permitted to be called only by the chairman of our board of directors, a majority of our board of directors or by our chief executive officer or president (if at such time we have no chief executive officer); and

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  stockholders will not be permitted to cumulate their votes for the election of directors; and stockholders will be permitted to amend our bylaws only upon receiving a majority of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

        In addition, as a Delaware corporation, we are subject to Delaware law, including Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless certain specific requirements are met as set forth in Section 203. These provisions, alone or together, could have the effect of deterring or delaying changes in incumbent management, proxy contests or changes in control.

        These provisions also could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Some provisions in our certificate of incorporation and bylaws may deter third parties from acquiring us, which may limit the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

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  our ability to achieve, maintain and expand reimbursement coverage from third-party payors for our AlloMap HTx test and future tests, if any;

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  our ability to reach agreements with our transplant center customers that would allow us to continue to bill our local Medicare contractor directly or, alternatively, our ability to establish our own patient service centers or engage third-party laboratories as an alternative;

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  future demand for our AlloMap HTx test and future tests, if any;

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  plans for future tests addressing lung transplant patients, lupus and other immune-mediated conditions;

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  our compliance with federal, state and foreign regulatory requirements;

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  the potential regulation of our AlloMap HTx test and future tests, if any, by the FDA;

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  our intellectual property and our strategies regarding filing additional patent applications to strengthen our intellectual property rights;

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  our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; and

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  anticipated trends and challenges in our business and the markets in which we operate.

        In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "estimate," "predict," "potential," "plan," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading entitled "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Unless required by U.S. federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

        This prospectus also contains market data related to our business and industry. These market data include projections that are based on a number of assumptions. While we believe these assumptions to be reasonable and sound as of the date of this prospectus, if these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our common stock.

USE OF PROCEEDS

        We expect that the net proceeds we will receive from the sale of the shares of common stock offered by us will be approximately $                  , based on an assumed initial public offering price of $        per share, the mid-point of the range on the front of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we expect that our net proceeds will be approximately $                  . A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the net proceeds to us from this offering by $                   million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $        per share, would increase the net proceeds to us from this offering by $         million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, together with a $1.00 decrease in the assumed offering price of $        per share, would decrease the net proceeds to us from this offering by $         million.

        We currently expect to use our net proceeds from this offering as follows:

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  approximately $        million to expand our commercial capabilities in sales and marketing;

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  approximately $        million to fund research and development programs for current and future tests, including our clinical studies;

  •
  approximately $        million to expand facilities and laboratory operations, to establish patient service centers, and for information systems infrastructure; and

  •
  the balance for working capital and other general corporate purposes.

        As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, services or products. We have no current plans, agreements or commitments with respect to any such acquisition or investment, and we are not currently engaged in any negotiations with respect to any such transaction.

        Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the development and expansion of our business and for general corporate purposes. Furthermore, our growth capital loan and security agreement with TriplePoint Capital LLC restricts our ability to declare or pay cash dividends during the term of the growth capital loan. Any determination to pay dividends in the future will be at the discretion of our board of directors, will depend upon our financial condition and operating results and will require the consent of TriplePoint Capital if our growth capital loan is then outstanding.

CAPITALIZATION

        The following table describes our capitalization as of September 30, 2007:

  •
  on an actual basis;

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  on a pro forma basis to reflect:

  •
  the conversion of all of the outstanding shares of our preferred stock into                        shares of common stock upon completion of this offering;

  •
  the conversion of all outstanding preferred stock warrants to common stock warrants and the associated reclassification from liabilities to stockholders' equity (deficit);

  •
  the filing of an amendment to our certificate of incorporation to, among other things, increase our authorized shares of common stock to 100,000,000 shares effective upon completion of this offering; and

  •
  on a pro forma as adjusted basis to reflect the conversions and filing set forth above and our sale of            shares of common stock in this offering at an assumed initial public offering price of $                  per share, the mid-point of the range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

        You should read this capitalization table together with the financial statements and related notes appearing elsewhere in this prospectus, as well as the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere in this prospectus.

	As of September 30, 2007
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(In thousands, except share and per share data)
Long term debt and capital lease obligations, net of current portion	$3,284	$3,284	$
Convertible preferred stock warrant liability	2,292	—

Convertible preferred stock: $0.001 par value; Authorized: 24,956,954 shares at September 30, 2007; Issued and outstanding: 24,098,780 shares at September 30, 2007; no shares issued and outstanding, pro forma and pro forma as adjusted	93,957	—

Stockholders' equity (deficit):
Preferred stock, no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock: $0.001 par value; Authorized: 35,000,000 shares at September 30, 2007; Issued and outstanding: 3,485,849 shares at September 30, 2007; Authorized, pro forma and pro forma as adjusted: 100,000,000 shares; Issued and outstanding, pro forma: 27,858,052 shares; and shares issued and outstanding pro forma as adjusted	3	28
Additional paid-in capital	2,087	98,311
Accumulated other comprehensive loss	(29)	(29)
Accumulated deficit	(85,642)	(85,642)

Total stockholders' equity (deficit)	(83,581)	12,668

Total capitalization	$15,952	$15,952	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the mid-point of the range on the front cover of this prospectus, would increase (decrease) additional paid-in capital, total stockholders' equity and total capitalization by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $            per share, would increase additional paid-in capital, total stockholders' equity and total capitalization by approximately $             million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, together with a $1.00 decrease in the assumed offering price of $            per share, would decrease additional paid-in capital, total stockholders' equity and total capitalization by approximately $             million. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and terms of this offering determined at pricing.

        The preceding table excludes:

  •
  750,474 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007, on an as-converted basis and at a weighted average exercise price of $3.59 per share;

  •
  3,440,946 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2007, at a weighted average exercise price of $3.07 per share; and

  •
  4,579,614 shares of common stock expected to be available for future issuance under our stock incentive plans upon completion of this offering, including 79,614 shares available for future issuance under our 1998 Stock Plan as of September 30, 2007 and including 4,500,000 shares that will become available under our 2007 Equity Incentive Plan upon completion of this offering.

DILUTION

        If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Our historical net tangible book value (deficit) as of September 30, 2007 was $(83.6) million, or $(23.98) per share of common stock. Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities and convertible preferred stock outstanding by the number of shares of common stock outstanding. The pro forma net tangible book value of our common stock as of September 30, 2007 was approximately $12.7 million, or approximately $0.45 per share based on the number of shares outstanding as of September 30, 2007 after giving effect to the conversion of all outstanding preferred stock into common stock and the reclassification of convertible preferred stock warrants from liabilities to stockholders' equity.

        After giving effect to our sale of            shares of common stock at an assumed initial public offering price of $            per share, the mid-point of the range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2007 would have been $         million, or $            per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $            per share and an immediate dilution to new investors of $            per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2007	$(23.98)
Effect of conversion of convertible preferred stock into common stock and reclassification of convertible preferred stock warrants from liabilities to stockholders' equity	24.43

Pro forma net tangible book value per share before this offering	0.45

Pro forma increase in net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Pro forma dilution per share to investors participating in this offering		$

        Each $1.00 increase (decrease) in the assumed public offering price of $            per share, the mid-point of the range on the front cover of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $             million, or approximately $            per share, and the pro forma dilution per share to investors in this offering by approximately $            per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $            per share, would result in a pro forma as adjusted net tangible book value of approximately $             million, or $            per share, and the pro forma dilution per share to investors in this offering would be $            per share. Similarly, a decrease of 1.0 million shares in the number of shares offered by us, together with a $1.00 decrease in the assumed public offering price of $            per share, would result in an pro forma as adjusted net tangible book value of approximately $             million, or $            per share, and the pro forma dilution per share to investors in this offering would be $            per share. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

        If the underwriters exercise their over-allotment option to purchase additional shares in this offering, our pro forma as adjusted net tangible book value at September 30, 2007 would be $             million, or $            per share, representing an immediate increase in pro forma as adjusted net tangible book value to our existing stockholders of $            per share and an immediate dilution to investors participating in this offering of $            per share.

        The following table summarizes as of September 30, 2007, on a pro forma as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by investors participating in this offering, based upon an assumed initial public offering price of $            per share, the mid-point of the range on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration
					Weighted Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	27,858,052		$94,875,981		$3.41
Investors participating in this offering

Total		100%		100%

        If the underwriters' over-allotment option is exercised in full to purchase               shares of our common stock, our existing stockholders would own    % and our new investors would own    % of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing stockholders would be $    million, or    %, and the total consideration paid by our new investors would be $      million, or    %.

        The above discussion and tables also assume no exercise of any outstanding stock options or warrants except as set forth above. As of September 30, 2007, there were:

  •
  3,440,946 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $3.07 per share;

  •
  750,474 shares of common stock issuable upon the exercise of warrants outstanding with a weighted average exercise price of $3.59 per share; and

  •
  4,579,614 shares of common stock reserved for future issuance under our stock incentive plans upon completion of this offering, including 79,614 shares available for future issuance under our 1998 Stock Plan as of September 30, 2007 and including 4,500,000 shares that will be available under our 2007 Equity Incentive Plan upon completion of this offering.

        If all of these options and warrants were exercised in full, and the preferred stock issued upon exercise of the warrants were converted in shares of our common stock, the pro forma net tangible book value before this offering at              , would be $        per share, representing an immediate decrease of $              per share to our existing stockholders, and, after giving effect to the sale of shares of common stock in this offering, there would be an immediate dilution of $              per share to new investors in this offering.

        If all of these options and warrants were exercised in full, and the preferred stock usable upon exercise of the warrants were converted into shares of our common stock, and the underwriters exercise their over-allotment option in full, then our existing stockholders, including the holders of these options and warrants, would own    % and our new investors would own    % of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing stockholders would be $     million, or    %, and the total consideration paid by our new investors would be $     million, or    %. The average price paid by our existing stockholders would be $    and the average price per share paid by our new investors would be $    .

SELECTED FINANCIAL DATA

        The following selected financial data should be read together with our financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected financial data in this section is not intended to replace our financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results. Our operating results for the nine months ended September 30, 2007 may not be indicative of our results for the full year.

        Except for the pro forma net loss per share and pro forma weighted average number of shares data, we derived the statements of operations data for the years ended December 31, 2004, 2005 and 2006, and the balance sheet data as of December 31, 2005 and 2006 from our audited financial statements appearing elsewhere in this prospectus. Except for the pro forma net loss per share and pro forma weighted average number of shares data, the statements of operations data for the nine months ended September 30, 2006 and 2007 and the balance sheet data as of September 30, 2007 have been derived from our unaudited financial statements included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our financial statements not included in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands, except share and per share data)
Revenues:
Testing revenue	$—	$—	$—	$179	$2,922	$400	$6,802
Contract revenue	—	—	—	148	20	—	—

Total revenues	—	—	—	327	2,942	400	6,802

Operating costs and expenses:
Cost of testing	—	—	—	1,650	2,770	1,733	3,471
Research and development	2,623	5,842	9,526	8,848	12,261	9,028	12,120
Selling and marketing	—	266	1,692	3,737	5,067	3,594	5,689
General and administrative	290	1,406	1,799	2,349	3,049	2,069	4,669

Total operating costs and expenses	2,913	7,514	13,017	16,584	23,147	16,424	25,949

Loss from operations	(2,913)	(7,514)	(13,017)	(16,257)	(20,205)	(16,024)	(19,147)
Interest expense		(36)	(78)	(104)	(412)	(52)	(1,022)
Interest income	33	30	57	197	832	607	749
Other income (expense), net		—	(2)	(241)	(83)	(81)	324
Allowance against promissory notes receivable related to disposition of business	(704)	—	—	—	—	—	—

Net loss before cumulative effect of change in accounting principle	(3,584)	(7,520)	(13,040)	(16,405)	(19,868)	(15,550)	(19,096)
Cumulative effect of change in accounting principle	—	—	—	(238)	—	—	—

Net loss	$(3,584)	$(7,520)	$(13,040)	$(16,643)	$(19,868)	$(15,550)	$(19,096)

Net loss per share — basic and diluted:(1)
Net loss per share before cumulative effect of change in accounting principle	$(3.83)	$(8.63)	$(12.26)	$(9.04)	$(7.97)	$(6.42)	$(6.52)
Cumulative effect of change in accounting principle	—	—	—	(0.13)	—	—	—

Net loss per share — basic and diluted	$(3.83)	$(8.63)	$(12.26)	$(9.17)	$(7.97)	$(6.42)	$(6.52)

Weighted average shares outstanding used in calculating net loss per share — basic and diluted	935,432	871,162	1,063,335	1,814,151	2,494,284	2,422,190	2,930,584

Pro forma net loss per share — basic and diluted					$(0.91)		$(0.78)

Pro forma weighted average shares outstanding used in calculating net loss per share — basic and diluted					21,874,182		24,862,103

(1)
Please see Note 4 to our financial statements for an explanation of the method used to calculate historical and pro forma basic and diluted net loss per common share.

	As of December 31,					As of September 30,
	2002	2003	2004	2005	2006	2007
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$162	$2,806	$13,541	$24,831	$15,912	$20,431
Working capital (current assets less current liabilities)	$(666)	$1,886	$12,708	$23,119	$9,102	$12,717
Total assets	$538	$4,246	$15,382	$26,912	$23,138	$29,237
Long-term debt and capital lease obligations, net of current portion	$—	$299	$229	$122	$6,245	$3,284
Convertible preferred stock warrant liability	$—	$—	$—	$2,023	$2,638	$2,292
Convertible preferred stock	$9,024	$19,522	$43,482	$68,417	$68,417	$93,957
Accumulated deficit	$(9,475)	$(16,995)	$(30,035)	$(46,678)	$(66,546)	$(85,642)
Total stockholders' deficit	$(9,359)	$(16,878)	$(29,631)	$(46,056)	$(65,442)	$(83,581)

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read together with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section entitled "Risk Factors," "Information Regarding Forward-looking Statements" and elsewhere in this prospectus.

Business Overview

        We are a molecular diagnostics company focused on the discovery, development and commercialization of noninvasive gene expression-based tests for the monitoring of transplant rejection and autoimmune diseases, which we refer to collectively as immune-mediated conditions. We focus on immune-mediated conditions that require life-long monitoring and testing to avoid, or to quickly respond to, serious complications. Physicians use our first commercial test, the AlloMap HTx molecular expression test launched in January 2005, to monitor heart transplant recipients for acute cellular rejection. We are in the process of developing our second gene expression-based test, the AlloMap LTx molecular expression test to monitor acute cellular rejection in lung transplant recipients. We are also engaged in designing a clinical study to create a gene expression test to monitor for disease flares in patients affected by systemic lupus erythematosus, or lupus. In the future, we intend to pursue tests to monitor other immune-mediated conditions with significant unmet medical needs.

        The AlloMap HTx test is being used in approximately 50 of the approximately 190 U.S. heart transplant management centers. We are actively seeking to increase usage in these centers and expand use to other transplant centers. As of September 30, 2007, we had performed over 6,700 AlloMap HTx tests. We believe the key factors that will drive broader adoption of AlloMap HTx testing will be acceptance by healthcare providers of its clinical benefits, expanded coverage and reimbursement by third-party payors, expansion of our sales and marketing efforts and demonstration of the cost-effectiveness of using our test. Coverage and reimbursement of AlloMap HTx testing by third-party payors is essential to our commercial success. In general, clinical laboratory testing services, when covered, are paid under various methodologies, including prospective payment systems and fee schedules. Reimbursement from payors depends upon whether a service is covered under the patient's policy and if payment practices for the service have been established. As a relatively new test, the AlloMap HTx test may be considered investigational by payors and not covered under current policies.

Significant Business Trends and Uncertainties

        Since our inception, we have generated significant net losses. As of September 30, 2007, we had an accumulated deficit of $85.6 million. We incurred net losses of $13.0 million, $16.6 million and $19.9 million in the years ended December 31, 2004, 2005 and 2006, respectively, and $19.1 million in the nine months ended September 30, 2007. We expect to incur net losses for at least the next several years. We anticipate that a substantial portion of our capital resources and efforts will be focused on research and development to develop additional tests, scaling up our commercial organization, and other general corporate purposes. Our revenues will depend on a number of factors, including the establishment of coverage policies by third-party insurers and government payors, our ability in the short term to collect from payors without the benefit of policy-level approvals, which often requires that we pursue a case-by-case appeals process, and our ability to recognize revenues on tests billed prior to the establishment of reimbursement policies, contracts or payment histories. For the nine months ended September 30, 2007, approximately 70% and 7% of our revenues were derived from tests billed to Medicare and certain hospitals, respectively, which are recognized on an accrual basis, and approximately 23% were for tests reimbursed by private payors, which were recognized on a cash basis.

During the same period, approximately 43% of test results delivered related to Medicare beneficiaries and approximately 57% related to private payor beneficiaries. We are seeking to establish coverage and reimbursement policies with private payors which, if successful, will increase the percentage of our revenue derived from private payors over time. The rate at which our tests are covered and reimbursed has, and is expected to continue to vary by payor.

        The Centers for Medicare & Medicaid Services, or CMS, has determined that our AlloMap HTx test should be billed by the treating hospital or transplant center to its respective local Medicare contractor in situations where the blood specimen for our test is collected while the Medicare beneficiary is considered a hospital outpatient. This change will become effective on January 1, 2008. This means that we will be unable to bill directly for most of our AlloMap HTx tests unless the treating hospital or center changes its practice of collecting blood specimens. We will continue to bill for testing both when the blood specimen is collected at a site not affiliated with the transplant center and when the blood specimen is collected at the transplant center on a day that the patient is not registered as an inpatient or outpatient. We may be unable to reach agreement with our transplant center customers to collect blood specimens in a manner that would allow us to directly bill our local Medicare contractor, and the transplant center may also decline to assume billing responsibility. In this case, we expect to establish our own patient service centers, or engage third-party clinical laboratories in the vicinity of such transplant centers. This approach would take time to implement and, if implemented, may result in significant additional costs to us.

        Our existing contracts with transplant centers regarding sample processing and billing of the AlloMap HTx test must be amended to ensure that we and the transplant center are in compliance with CMS's recent determination. If a customer is unable or unwilling to change its practice of collecting blood specimens for our test, and coverage and reimbursement have not been established in that customer's region, it is possible that the customer will stop collecting, processing and shipping blood specimens for our test, at least until adequate coverage and reimbursement can be obtained. Accordingly, in the near term, it will be difficult for us to predict our future operating performance based upon our historic results of operations.

        The FDA recently issued draft guidance on a subset of laboratory-developed tests, or LDTs, that they have termed "In Vitro Diagnostic Multivariate Index Assays" or IVDMIAs. We believe that our AlloMap HTx test will meet the definition of an IVDMIA set forth in the draft guidance document and, as a result, we are considering early adoption of the FDA's proposed guidance. In October 2007, we met with the FDA to present our position regarding whether the AlloMap HTx test is appropriately classified as a Class II device and to confirm our intent to submit a 510(k) clearance for the device. Based on this meeting and a subsequent discussion with the FDA, we believe the AlloMap HTx test will be subject to regulation as a Class II device. We intend to submit a 510(k) premarket notification for the AlloMap HTx test. This application process may require us to incur significant time and expense, especially if the FDA requires us to engage in clinical studies.

        We expect our operating expenses to increase in the future as a result of continued research and development of new products and technologies, increased sales and marketing activity, and increased general and administrative expenses to support our overall anticipated growth and public company requirements. We also expect additional stock-based compensation expense in future periods due to our adoption of Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment, beginning January 1, 2006.

Critical Accounting Policies and Significant Judgments and Estimates

        This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. We evaluate our estimates and assumptions on an ongoing basis. We base our estimates on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from those estimates under different assumptions or conditions.

        Our significant accounting policies are described in Note 2 to our financial statements included elsewhere in this prospectus. Some of these accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. We believe that the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our financial statements.

  Revenue Recognition

        Our revenues are currently derived from our AlloMap HTx test. We operate in one industry segment. Third-party payors or hospitals are billed when test results are delivered to ordering physicians. The current list price of the AlloMap HTx test is $2,950 per test, although the average reimbursement rate for tests for which we recognized revenue between January 1, 2006 and September 30, 2007 has been approximately $2,700 per test.

        Revenue for an AlloMap HTx test performed is recognized on an accrual basis upon generation and delivery of a test result to the physician, provided the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Criterion (1) is satisfied when a third-party payor makes a coverage decision, establishes a policy, or enters into a contractual arrangement with us to pay for the test. Criterion (2) is satisfied when we perform the test and deliver the test result to the physician. Criterion (3) is satisfied if the third-party payor's coverage decision, payment policy or reimbursement contract specifies a price for the test. In the absence of a specified price, this criterion may be satisfied based upon management's judgment, based upon sufficient prior experience with the third-party payor, regarding the sales price to be charged. Criterion (4) is satisfied based upon management's judgments regarding the collectibility of the fees charged. If all criteria set forth above are not met, revenue is recognized when cash is collected.

        In the second quarter of 2006, our California Medicare contractor agreed to provide reimbursement for AlloMap HTx tests retroactive to tests performed after January 1, 2006. In the fourth quarter of 2006, once collectibility was reasonably assured, we began to recognize Medicare revenue on an accrual basis. Medicare revenue was recognized retroactively to January 1, 2006, the effective date of the contractor's decision. Prior to the third quarter of 2007, all other revenue was recognized only upon cash collection. In the third quarter of 2007, based on management's judgement that collectibility was reasonably assured, we began to recognize revenue on an accrual basis for billings to certain hospitals with which we have fixed price reimbursement contracts. Revenue recognized on an accrual basis is recognized using the reimbursement amount established by the payor, which is not necessarily our list price. All other testing revenues are recognized upon cash collections. Our costs associated with performing all tests are expensed in the period in which they are incurred. Therefore, if revenue associated with a test is not recognized in the quarter in which the associated expenses are incurred, due to cash-basis revenue recognition or otherwise, our financial results for a particular quarter may be affected. As additional payors meet our criteria for revenue recognition on an accrual basis we will begin to recognize revenue as test results are delivered to such payors.

        To date, we have not experienced nonpayment by a payor after revenue has been recognized on an accrual basis. Since our California Medicare contractor agreed to provide reimbursement for AlloMap

HTx tests, payments from this contractor have been received within 30 to 45 days from the billing date. Due to the nature of the payors, the terms of the fixed price reimbursement contracts and the history of payment from these payors, we have not established a reserve account for accounts receivable associated with revenues that are recognized on an accrual basis. If in the future, we are unable to collect amounts that have been recognized as revenue, we will consider establishing a receivables reserve account. Medicare and certain other payors have the right to periodically audit our billing records and their own payment records to verify the accuracy of our past billings. As of November 2007, we have not been audited by Medicare or any other payor, nor have we received a request for such an audit. If such an audit is requested and conducted and if it is determined that we must refund previously reimbursed amounts to a payor, our revenues would be adjusted in the period in which any such refund becomes determinable.

        As a result of the recent determination by CMS, effective January 1, 2008, we will no longer be directly billing our California Medicare contractor for all tests performed on Medicare patients, but will be evaluating each test on a case-by-case basis as to whether we can bill directly to our California Medicare contractor, or whether we must bill the transplant center, which, in turn, will have to bill its local Medicare contractor for reimbursement. This change in billing practice may impact the overall demand for our tests since transplant centers may decide not to order certain tests due to the added administrative requirements to bill their local Medicare contractor. In addition, we may experience a delay in the timing of our revenue recognition as we transition our billings for tests to transplant centers with which we have contracts and for which we have sufficient payment history to allow for us to recognize tests performed on an accrual basis. Finally, if a test is determined to be billable to a transplant center, and this center has a lower fixed price, we will recognize lower levels of revenue upon billing than had we continued to directly bill our California Medicare contractor.

        We generally bill third-party payors or hospitals for AlloMap HTx tests upon generation and delivery of the test results to the physician. As such, we take the risk of collection with the third-party payor. We do not bill the patient directly for amounts owed after multiple requests for payment have been denied or only partially paid by the insurance carrier. As a relatively new test, AlloMap HTx may be considered investigational by payors and not covered under their policies. As a result, generally, collectibility cannot be reasonably assured in the absence of a reimbursement agreement or payment history.

        We delivered approximately 2,100 AlloMap HTx test results in 2006 and approximately 4,100 test results in the first nine months of 2007. In accordance with our revenue recognition policies discussed above, we recognized revenue for approximately 1,100 tests in 2006; some of which were for test results delivered prior to 2006. For the first nine months of 2007, we recognized revenue for approximately 2,500 tests; some of which were for test results delivered prior to 2007. We did not recognize revenue for the remaining tests because either there was no contract or coverage policy in place, or we had not received payment for those tests from a payor. We will continue to make requests for payment and/or appeal payment decisions made by third-party payors. As a result, we may receive payment for a portion of these tests. However, a certain portion of our requests for payments could be denied or only partially satisfied. If third-party payors agree to pay us for these tests in the future, we will recognize revenue for such tests in the period in which all of our revenue recognition criteria are met. This could affect the comparability of our revenues from period to period.

  Stock-Based Compensation

        Through December 31, 2005, we accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, including the Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB

Opinion No. 25. Under APB Opinion No. 25, compensation expense is based upon the difference, if any, on the date of the grant between the fair value of common stock and the exercise price of the stock option. For periods prior to December 31, 2005, we have complied with the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure.

        We account for stock-based compensation arrangements with nonemployees in accordance with Emerging Issues Task Force, or EITF, Abstract No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which requires that such equity instruments are recorded at their fair value. The fair value of the stock options is estimated using the Black-Scholes valuation model. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest.

      Adoption of SFAS No. 123R

        Effective January 1, 2006, we adopted SFAS No. 123R, which requires costs related to employee stock-based compensation, including stock options, to be recognized in the financial statements based on fair value. We adopted SFAS No. 123R using the modified prospective transition method. Under this method, employee compensation expense recognized in periods subsequent to January 1, 2006 includes compensation expense related to stock options granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and compensation related to stock options granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. In accordance with the modified prospective method, the results for the prior periods have not been restated.

        We selected the Black-Scholes valuation model to determine the fair value of stock options. The determination of the fair value of stock-based awards will be affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option terms, risk-free interest rates, and expected dividends. The estimated grant date fair values of the employee stock options were based on the following assumptions:

	Year Ended December 31, 2006	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2007
Expected term (in years)	6.08	6.08	6.08
Volatility	73%	73%	69%
Risk-free interest rate	4.60%	4.60%	4.32%
Expected dividend yield	0.00%	0.00%	0.00%

        The expected term represents the period that our stock options are expected to be outstanding. The expected term is based on analyzing the vesting and contractual terms of our options and our employees' historical exercise patterns and termination behavior. As we have been operating as a private company since inception, we are unable to use actual price volatility data. Therefore, we estimate the volatility of our common stock based on the volatility of similar entities taking into consideration factors such as industry, stage of life cycle and size. We base the risk-free interest rate over the expected term of our options, on the U.S. Treasury constant maturity rate as of the date of grant. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the valuation model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. We had a choice of two attribution methods for allocating compensation costs under SFAS 123R: the "straight-line method", which allocates expense on a straight-line basis over the requisite service period or the "graded vesting attribution method", which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. We chose the former method and amortize the fair value of each option on a straight-line basis over the requisite service period.

        The fair value of the common stock underlying stock options granted was determined by our board of directors with input from management. Our board determined fair market values in good faith based on the information available to the board and management at the time of grant. In the absence of a public trading market for our common stock, our board of directors was required to estimate the fair value of our common stock. Our board of directors considered numerous objective and subjective factors in determining the fair value of our common stock at each option grant date including our stage of development, the results of research and development activities, recent preferred stock financings and financial projections. All options granted were intended to be exercisable at a price per share not less than fair market value of the shares of our stock underlying those options on their respective dates of grant.

        In light of our initial public offering process and in connection with the preparation of our financial statements, we performed retrospective analyses to reassess the fair value of our common stock at September 30, 2006, December 31, 2006 and September 30, 2007. We performed retrospective valuation analyses on these dates to coincide with the majority of our stock option grants in 2006 and 2007 (see table below).

        In performing the retrospective valuations, we first estimated the business enterprise value of our company. This value was determined through a valuation analysis of the income and market approaches to value the company.

        The income approach is an estimate of the present value of the future monetary benefits expected to flow to the owners of a business. It requires a projection of the cash flows that the business is expected to generate. These cash flows are then converted to their present value by means of discounting, using a rate of return that accounts for the time value of money and the appropriate degree of risk inherent in the business. The rate of return we used incorporated the risk-free rate for the use of funds, the expected rate of inflation, and the risks associated with investing in an early stage company. Our value indications were developed by discounting our most current cash flow projections available to us at the time we performed the retrospective valuation.

        We also used the market approach to measure the value of our company. This analysis considered recent sales of comparable companies as well as the price of our recent convertible preferred stock financing to outside investors in arm's-length transactions. Consideration was also given to our financial condition, our operating performance, our stage of product development, and our business strategy. These factors were then compared with publicly traded companies operating in the same or similar lines of business and who are potentially subject to corresponding economic, environmental, and political factors and that were considered to be reasonable investment alternatives.

        The fair value calculated at each valuation date was then converted to a total equity value by adding cash and subtracting debt. The total equity value was then allocated to the shares of our convertible preferred stock and common stock using the option-pricing method as described in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The option-pricing method treats common and preferred stock as call options against the total equity value of the company, with exercise prices based on the value thresholds at which the allocation among the various holders of our securities changes. Further, under this method, the common stock has value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, in a strategic sale or merger). This method also considers the conversion value of our preferred stock. The model requires assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering or sale of the company and the estimated volatility of our equity securities. The anticipated timing of a liquidity event utilized in these valuations was based on then current plans and estimates of our board of directors and management regarding an initial public offering or sale. Estimates of the volatility of our stock were based on available information on the volatility of capital stock of comparable publicly traded companies. We used the Black-Scholes model to price the call options.

        Based upon the reassessments discussed above, we determined that the reassessed fair value of common stock relating to the options granted to purchase 541,000 shares of our common stock during October, November and December of 2006 ranged from $3.70 to $3.92 per share, the reassessed value of common stock relating to the options granted to purchase 123,500 shares of our common stock in January 2007 was $3.92 per share and the reassessed value of our common stock relating to the options granted to purchase 2,297,600 shares of our common stock in September 2007 was $4.41 per share. The increase in the reassessed fair value between the September 30, 2006 and the December 31, 2006 valuation dates was due to the increase in our business enterprise value as a result of the passage of time, our moving three months closer to an expected liquidity event and changes in comparable companies' multiples used. The increase in reassessed fair value between the December 31, 2006 and September 30, 2007 valuation dates was due to increases in the valuation multiples of comparable companies, the application of lower discount rates and marketability discounts as we moved closer to a possible initial public offering and increases in our revenues. These factors were partially offset by the dilution resulting from our issuance of Series F preferred stock in May 2007.

        Information on employee stock options granted from January 1, 2006 through September 30, 2007 is summarized as follows:

Date of Grant	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Reassessed Fair Value Per Share of Common Stock	Average Intrinsic Value Per Share
January 25, 2006	500	$0.50	$0.50	$0.00
October 25, 2006	341,500	$0.50	$3.70	$3.20
November 14, 2006	16,500	$0.50	$3.70	$3.20
December 13, 2006	183,000	$0.50	$3.92	$3.42
January 24, 2007	123,500	$0.50	$3.92	$3.42
September 27, 2007	2,297,600	$4.35	$4.41	$0.06

        As a result of our Black-Scholes option fair value calculations and allocation of value to vesting periods using the straight-line attribution method, we recognized employee stock-based compensation expense of $235,000, $75,000 and $844,000 during the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007, respectively. As of December 31, 2006 and September 30, 2007, total compensation cost related to unvested employee stock options not yet recognized in the financial statements was $1,774,000 and $7,390,000, respectively, and the weighted average period over which this cost is expected to be recognized is 3.6 years and 3.6 years, respectively.

  Estimation of Fair Value of Warrants to Purchase Convertible Preferred Stock

        On July 1, 2005, we adopted Financial Accounting Standards Board, or FASB, Staff Position, or FSP, 150-5. Our outstanding warrants to purchase shares of our convertible preferred stock are subject to the requirements in FSP 150-5, which require us to classify these warrants as liabilities and to adjust the value of these warrants to their fair value at the end of each reporting period. At the time of adoption, we recorded $238,000 for the cumulative effect of this change in accounting principle to reflect the cumulative change in estimated fair value of these warrants as of that date. We recorded $237,000 and $65,000 of other expenses for the remainder of 2005 and for the year ended December 31, 2006, respectively, to reflect increases in the estimated fair value of all preferred warrants. For the nine months ended September 30, 2007, we recorded $346,000 of other income for the decrease in fair value of the warrants. We estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option valuation model, based on the estimated market value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends and expected volatility of the price of the underlying convertible preferred stock. These estimates, especially the market value of the underlying convertible preferred stock and the expected volatility, are highly judgmental and could differ materially in the future.

        Upon the closing of this offering, all outstanding warrants to purchase shares of our convertible preferred stock will become warrants to purchase shares of our common stock and, as a result, will no longer be subject to FSP 150-5. The then-current aggregate fair value of these warrants, after a final remeasurement of fair value, will be reclassified from liabilities to additional paid-in capital, a component of stockholders' equity, and we will cease to record any related periodic fair value adjustments.

  Net Operating Losses and Tax Credit Carryforwards

        As of December 31, 2006, we had federal and state operating loss carryforwards of $60,503,000 and $56,617,000, respectively. We also had federal and state tax credit carryforwards of $1,666,000 and $1,855,000, respectively. The federal and state net operating loss will expire at various dates beginning in 2019 and 2010, respectively, if not utilized. The federal tax credit carryforward will expire at various dates beginning in 2019, if not utilized. The state tax credit carryforwards do not expire.

        Under the Internal Revenue Code, substantial changes in our ownership, including as a result of this offering, may limit the amount of future taxable income which may be offset by available net operating loss and tax credit carryforwards. We could have an annual limitation on the amount of our taxable income which may be offset by net operating loss and tax credit carryforwards in future years. The annual limitation may result in the expiration of net operating losses and credits before utilization. In any event, utilization of our net operating loss and tax credit carryforwards depends upon our having taxable income.

        Effective January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainties in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN No. 48, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. Upon adoption, there was no adjustment to accumulated deficit as all of our deferred tax assets were subject to a valuation allowance. Further, we had $1,689,000 of uncertain tax benefits related to unrecognized net operating losses and research and development credits none of which, if recognized, would affect our effective tax rate since all the deferred tax assets were subject to a valuation allowance. We recognize interest and penalties related to uncertain tax positions as a component of tax expense. Upon adoption, there were no accrued interest or penalties related to tax contingencies. We do not anticipate that the amount of unrecognized tax benefits existing at September 30, 2007 will significantly increase over the next twelve months. Because of our net operating loss position, its federal and state income tax returns are subject to tax authority examination from inception.

Financial Operations Overview

  Revenues

        Our revenues are currently derived from the AlloMap HTx test for heart transplant recipients. Payors are generally billed upon completion of testing and delivery of an AlloMap HTx test score to the physician. Testing revenues are recorded on a cash basis unless a contract or policy is in place with the payor at the time of billing and collectibility is reasonably assured. We currently recognize Medicare revenue and billings to certain hospitals on an accrual basis. All other testing revenues are recorded on a cash basis.

  Cost of Testing

        Cost of testing represents the cost of materials, direct labor, overhead, sample collection, quality control analyses, license fees, royalties and freight charges necessary to render an individualized test result. With the exception of license fees and royalties, costs of testing are recorded in the period in which the test is processed by our Brisbane, California laboratory, regardless of whether revenue was recognized with respect to that test. Royalties, however, are recorded at the time testing revenues are recognized or in accordance with other contractual obligations. Royalties represent a significant component of our cost of testing and are expected to remain a significant component for the foreseeable future.

  Research and Development Expenses

        Research and development expenses from our inception through September 30, 2007 were $56.7 million, and represent costs incurred to develop our technology and carry out our clinical studies to develop and validate our tests. During the period from inception through January 2005, the AlloMap HTx test was the only test under development.

        We charge all research and development expenses to operations as they are incurred. Our current development pipeline includes our AlloMap LTx test for monitoring acute cellular rejection in lung transplant patients and a test for monitoring lupus patients. AlloMap LTx test development is anticipated to be completed in 2008 and test verification and validation in 2009. However, the expected time frame that the AlloMap LTx test and any test for monitoring flares in lupus patients can be brought to market is uncertain given the technical challenges and clinical variables that exist and the FDA clearances or approvals that may be required.

        Our research and development activities consist primarily of clinical development, gene expression technology, software development and research informatics. Our clinical development group designs and implements clinical studies aimed at collecting patient samples with associated clinical data and/or securing access to appropriate archival samples and data. These samples are used by our gene expression technology group to derive a list of marker genes. The objective is to determine whether there is a correlation between gene expression profiles of specific genes and changes in immune activity or disease status. If such a correlation is found, an algorithm is formulated by our software development and research informatics group to maximize the predictive values of the applicable gene expression data.

        We do not record or maintain information regarding costs incurred in research and development on a program or project specific basis. Our research and development staff and associated infrastructure resources are deployed across several programs. Accordingly, many of our costs are not attributable to individual programs. We believe that allocating costs on the basis of time incurred by our employees does not accurately reflect the actual costs of a project.

  Selling and Marketing Expenses

        Our selling and marketing expenses consist primarily of personnel costs and education and promotional expenses associated with the AlloMap HTx test. Educational and promotional expenses include the costs of educating physicians, laboratory personnel and other healthcare professionals regarding our genomic technologies, how our AlloMap HTx test was developed and validated and the value of the quantitative information that the AlloMap HTx test provides. Selling and marketing expenses also include the costs of sponsoring continuing education programs and dissemination of publications and promotional programs regarding our current and future tests.

  General and Administrative Expenses

        Our general and administrative expenses consist primarily of personnel related costs, legal costs, including intellectual property costs, third-party billings and collections expenses, finance and accounting, and other professional and administrative costs.

Results of Operations

    Nine Months Ended September 30, 2007 and September 30, 2006

        Revenues.    Revenues increased to $6.8 million for the nine months ended September 30, 2007, as compared to $0.4 million for the nine months ended September 30, 2006. For the nine months ended September 30, 2007, revenues reflect $4.8 million in Medicare revenue, $0.4 million in billings to certain hospitals, most of which was due to revenue recognized on an accrual basis and $1.6 million in cash collections from other payors. For the nine months ended September 30, 2006, we recognized cash-basis revenue of $0.4 million, all of which was from payors other than Medicare. All revenues in both periods were from our AlloMap HTx test, which was launched in January 2005. The increase in revenue was primarily due to the inclusion of Medicare revenue in 2007 and higher cash collections from other payors.

        Cost of Testing.    Cost of testing increased to $3.5 million for the nine months ended September 30, 2007, consisting of sample processing costs of $2.9 million for tests performed during the period and royalties of $0.6 million. For the nine months ended September 30, 2006, cost of testing was $1.7 million. This increase in cost of testing was primarily due to an increase in the number of tests performed. For the nine months ended September 30, 2007, our sample processing cost was approximately $707 per test. For the nine months ended September 30, 2006, our sample processing cost was approximately $1,308 per test. This decrease in our per test sample processing cost was primarily due to testing efficiencies associated with increased testing volumes which increased from approximately 1,300 tests during the nine months ended September 30, 2006 to approximately 4,100 tests for the comparable period of 2007. Our future per test costs will depend on many factors including the volume of tests performed by us and any changes to our testing process, including the possible establishment of our own patient service centers or our use of third-party clinical laboratories to collect, process and ship blood specimens to us.

        Research and Development Expenses.    Research and development expenses increased to $12.1 million for the nine months ended September 30, 2007, compared to $9.0 million for the nine months ended September 30, 2006. This increase was primarily a result of the expansion of our operations in 2007, including increased headcount and personnel related costs of $2.5 million, which includes approximately $0.4 million in stock-based compensation, and increased facilities related expenses of $0.7 million. The increase in headcount and personnel related costs reflects increased activities in the clinical studies supporting our cardiac and lung programs as well as building additional capabilities to manage multiple developmental programs and studies. We expect our research and development expenses to increase in the future to support research and development programs for current and future tests.

        Selling and Marketing Expenses.    Selling and marketing expenses increased to $5.7 million for the nine months ended September 30, 2007, compared to $3.6 million for the nine months ended September 30, 2006. The increase was due to the expansion of our sales and marketing organization, including increases related to personnel headcount of $1.1 million, field marketing expenses of $0.7 million and facility related expenses of $0.3 million. We expect selling and marketing expenses will continue to increase as we expand our sales and marketing programs to support increases in testing volumes and introduction of new tests.

        General and Administrative Expenses.    General and administrative expenses increased to $4.7 million for the nine months ended September 30, 2007, as compared to $2.1 million for the nine months ended September 30, 2006. This increase was due to increases in headcount and temporary labor of $1.1 million, professional fees in connection with our initial public offering that were not capitalizable of $0.8 million, third-party billing and collections expenses of $0.3 million and facilities related expenses of $0.3 million. We expect general and administrative expenses to increase after this offering as a result of the need to hire additional administrative personnel and due to higher legal, accounting and related expenses associated with operating as a public company.

        Interest Income.    Interest income was $0.7 million for the nine months ended September 30, 2007 and $0.6 million for the nine months ended September 30, 2006.

        Interest Expense.    Interest expense increased to $1.0 million for the nine months ended September 30, 2007, compared with $52,000 for the nine months ended September 30, 2006, primarily reflecting interest expense incurred on our growth capital loan established in July 2006, under which we borrowed $10.5 million during the second half of 2006.

        Other Income (Expense), net.    Net other income (expense) was $0.3 million for the nine months ended September 30, 2007, compared with ($81,000) for the nine months ended September 30, 2006. Other income (expense), net primarily consists of changes in the fair value of our convertible preferred stock warrants in each of the respective periods.

  Years Ended December 31, 2006 and 2005

        Revenues.    Revenues increased to $2.9 million for the year ended December 31, 2006, as compared to $0.3 million for the year ended December 31, 2005. Revenues in 2006 were primarily from the AlloMap HTx test. Revenues in 2005 consisted of $0.2 million from the AlloMap HTx test and $0.1 million in contract revenue. Testing revenue from Medicare was recorded on an accrual basis for tests performed and delivered from January 1, 2006 onward and accounted for $2.2 million or approximately 74% of revenue recorded in the year ended December 31, 2006 compared to no revenue from Medicare for the year ended December 31, 2005. Testing volume for Medicare beneficiaries increased from approximately 200 tests in 2005 to approximately 700 tests in 2006. In addition, cash collections from other third-party payors increased $0.5 million from $0.2 million in 2005 to $0.7 million in 2006. Contract revenue in 2005 and 2006 related to a service agreement we entered into in 2005 to perform research and development related services for one company. We recognized $0.1 million in 2005 and $20,000 in 2006. There has been no activity under this agreement since December 2006.

        Cost of Testing.    For the year ended December 31, 2006, cost of testing was $2.8 million, consisting of sample processing costs of $2.5 million for tests performed during the period and royalties of $0.3 million. For the year ended December 31, 2005, cost of testing was $1.7 million consisting primarily of sample processing costs. The increase in cost of testing in the year ended December 31, 2006 was due primarily to an increase in testing volume of approximately 2,100 billable tests in 2006 compared to approximately 500 billable tests in the same period in 2005. For the year ended December 31, 2006, our sample processing cost per test was approximately $1,200 per test. For the year ended December 31, 2005, our sample processing cost per test was approximately $3,000. This decrease in sample processing cost per test was primarily due to testing efficiencies associated with increased testing volumes.

        Research and Development Expenses.    Research and development expenses increased to $12.3 million for the year ended December 31, 2006, compared to $8.8 million for the year ended December 31, 2005. The increase was primarily due to $2.3 million of costs related to increased headcount and temporary labor including $0.2 million in stock-based compensation and increased materials and supplies costs of $1.3 million. The increase in headcount and temporary labor costs primarily reflects increased activities in the clinical studies supporting our cardiac and lung programs as well as building additional capabilities to manage multiple developmental programs and studies. The increase in materials and supplies costs reflects the initiation of the discovery phase of our lung program.

        Selling and Marketing Expenses.    Selling and marketing expenses increased to $5.1 million for the year ended December 31, 2006, compared to $3.7 million for the year ended December 31, 2005. The increase was primarily due to $0.5 million of costs related to increased headcount associated with the expansion of our sales force and customer service staff, $0.2 million in increased travel related to the expansion of our sales force, $0.2 million in increased promotional expense primarily due to increased trade shows and promotional efforts, and facilities related expenses of $0.2 million.

        General and Administrative Expenses.    General and administrative expenses increased to $3.0 million for the year ended December 31, 2006, as compared to $2.3 million for the year ended December 31, 2005 in line with our increased headcount and overall level of operations. This increase was primarily attributable to an increase of $0.3 million in personnel costs, and $0.2 million in consulting and temporary labor costs.

        Interest Income.    Interest income increased to $0.8 million for the year ended December 31, 2006, compared with $0.2 million for the year ended December 31, 2005, reflecting higher average cash balances and higher market yields in 2006.

        Interest Expense.    Interest expense increased to $0.4 million for the year ended December 31, 2006, compared with $0.1 million for the year ended December 31, 2005, primarily reflecting interest expense on our growth capital loan established in 2006.

        Other Income (Expense), net.    Net other income (expense) was ($83,000) for the year ended December 31, 2006, compared to ($0.2) million for the year ended December 31, 2005. Other income (expense), net primarily consists of changes in fair value of our convertible preferred stock warrants in each of the respective periods.

  Years Ended December 31, 2005 and 2004

        Revenues.    Revenues were $0.3 million for the year ended December 31, 2005 and consisted of $0.2 million from the AlloMap HTx test, which was first commercialized in January 2005, and $0.1 million from contract revenue.

        Cost of Testing.    Cost of testing was $1.7 million for the year ended December 31, 2005, reflecting the costs of performing approximately 500 AlloMap HTx tests beginning in January 2005.

        Research and Development Expenses.    Research and development expenses decreased to $8.8 million for the year ended December 31, 2005, compared to $9.5 million for the year ended December 31, 2004. This decrease was primarily due to certain expenses we incurred in 2004 associated with our AlloMap HTx test which were recognized as a component of costs of testing upon commencement of commercial testing in January 2005.

        Selling and Marketing Expenses.    Selling and marketing expenses increased to $3.7 million for the year ended December 31, 2005, from $1.7 million for the year ended December 31, 2004. The increase was the result of $1.2 million in costs related to increased headcount and field marketing and promotion costs of $1.0 million in 2005. These increases were primarily due to the expansion of sales and marketing following the launch of AlloMap HTx testing in January 2005.

        General and Administrative Expenses.    General and administrative expenses increased to $2.3 million for the year ended December 31, 2005, compared to $1.8 million for the year ended December 31, 2004. This increase was primarily due to $0.5 million of costs related to increases in headcount and temporary labor and legal expenses of $0.2 million in 2005 partially offset by a decrease in facility related cost of $0.1 million.

        Interest Income.    Interest income increased to $0.2 million for the year ended December 31, 2005, compared to $57,000 for the year ended December 31, 2004, reflecting higher average cash balances and higher market yields in 2005.

        Interest Expense.    Interest expense was $0.1 million in the year ended December 31, 2005, compared to $78,000 in the year ended December 31, 2004.

        Other Income (Expense), net.    Net other income (expense) was ($0.2) million for the year ended December 31, 2005 primarily consisting of changes in the fair value of our convertible preferred stock warrants compared to ($2,000) for the year ended December 31, 2004. The increase in other expenses in 2005 primarily resulted from our adoption on July 1, 2005 of FSP 150-5, which required us to adjust the value of our convertible preferred stock warrants to their fair value at the end of each reporting period.

Liquidity and Capital Resources

        Since our inception, substantially all of our operations have been financed through the sale of our convertible preferred stock, the incurrence of debt and cash received from testing revenues. Through September 30, 2007, we had received net proceeds of $95.3 million from the sale of preferred stock, including preferred stock issued on conversion of promissory notes, $10.5 million in proceeds from our growth capital loan and approximately $8.7 million from testing revenues. As of December 31, 2006, we had cash, cash equivalents and short-term investments of $15.9 million and $10.2 million of debt outstanding on our growth capital loan and capital lease obligations, and, at September 30, 2007, we had cash, cash equivalents and short-term investments of $20.4 million and $7.5 million in debt outstanding on our growth capital loan and capital lease obligations.

        In summary, our cash flows were as follows:

				Nine Months Ended September 30,
	Year Ended December 31,
(In thousands)
	2004	2005	2006	2006	2007
Net cash used in operating activities	$(12,419)	$(14,840)	$(17,338)	$(14,144)	$(17,065)
Net cash used in investing activities	(720)	(432)	(9,934)	(10,267)	(8,185)
Net cash provided by financing activities	23,874	26,562	10,380	9,379	22,360

Net increase (decrease) in cash and cash equivalents	$10,735	$11,290	$(16,892)	$(15,032)	$(2,890)

  Operating Activities

        Net cash used in operating activities for the periods presented consisted of net losses adjusted for certain non-cash items and changes in assets and liabilities. For 2006 compared to 2005, the increase in cash used in operating activities was primarily due to a higher net loss as we incurred higher research and development expenses and recorded higher accounts receivable balances as we began recognizing Medicare-related revenue on an accrual basis beginning in 2006. These increases in uses of cash were partially offset by higher accounts payable balances in 2006 compared to 2005 as we increased our headcount and overall costs of operations. In addition, 2006 included stock-based compensation charges of approximately $290,000 compared to $15,000 in 2005. In addition, 2005 included an additional charge of $238,000 for the cumulative effect of a change in accounting principle from adopting FSP 150-5. In 2005 we increased our inventory levels as we prepared for higher anticipated demand for our AlloMap HTx test. For 2005 compared to 2004, the largest contributor to the increase in cash used in operating activities was the higher net loss partially offset by higher accounts payable and accrued liabilities as we increased our headcount and overall level of operations. For the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006, the increase in cash used in operating activities was primarily due to the higher net loss and higher accounts receivable balances in 2007. For the first nine months of 2007, non-cash-related expenses such as stock-based compensation and depreciation were also higher than in the first nine months of 2006.

  Investing Activities

        Net cash used in investing activities for the periods presented consisted primarily of purchases of short-term investments, partially offset by sales and maturities of short-term investments. Cash used in investing activities also included purchases of property and equipment primarily for leasehold improvements as we incurred construction costs for our new location, and for laboratory equipment to support our increased activities in research and development and commercial operations. In 2006, we began purchasing short-term investments and increased our purchases of property and equipment. We expect capital expenditures to increase in 2008 and beyond as we expand our research and development activities and capacity in our commercial laboratory.

  Financing Activities

        Net cash provided by financing activities for the periods presented consisted primarily of proceeds from issuances of convertible preferred stock and incurrence of debt. In 2004, we received proceeds of approximately $20.9 million from our Series C and D convertible preferred stock offerings. In 2005, we received proceeds of approximately $24.9 million from our Series E convertible preferred stock offering. In 2006, we received proceeds from a $10.5 million growth capital loan. In the nine months ended September 30, 2007, we received proceeds of approximately $25.5 million from our Series F convertible preferred stock offering.

  Liquidity

        Substantially all of our operations to date have been funded through the sale of our convertible preferred stock, the incurrence of debt and cash received from testing revenues. Since our inception, we have incurred significant losses and, as of September 30, 2007, we had an accumulated deficit of approximately $85.6 million. We have not yet achieved profitability and anticipate that we will continue to incur net losses for the foreseeable future. We expect that our research and development, selling and marketing and general and administrative expenses will continue to grow and, as a result, we will need to generate significant testing revenues to achieve profitability. In addition, our testing revenues from Medicare, our largest customer, could be impacted by billing changes, changes in Medicare contractors or changes in reimbursement policies of Medicare or its contractors. We may never achieve profitability. As of September 30, 2007, we had approximately $12.7 million in working capital.

        We currently expect to use the net proceeds from this offering to expand our commercial capabilities in sales and marketing; to fund the research and development of our current and future tests, including our clinical studies; to expand our facilities and laboratory operations, to establish patient service centers; for information systems infrastructure; and for working capital and other general corporate purposes. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. The amount and timing of actual expenditures may vary significantly depending upon a number of factors, such as the progress of our product development, regulatory requirements, commercialization efforts, the amount of cash used by operations and progress in reimbursement. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, services or products. We have no current plans, agreements or commitments with respect to any such acquisition or investment, and we are not currently engaged in any negotiations with respect to any such transaction.

        We currently anticipate that our cash and cash equivalents, together with proceeds from this offering and cash receipts from AlloMap HTx testing, will be sufficient to fund our operations for at least the next 12 months. We cannot be certain that any of our efforts to obtain reimbursement or our development of future tests will be successful or that we will be able to raise sufficient additional funds to see these programs through to a successful result.

        Our future funding requirements will depend on many factors, including the following:

  •
  the rate of progress in establishing reimbursement arrangements with third-party payors;

  •
  the cost of expanding our commercial and laboratory operations, including our selling and marketing efforts;

  •
  the rate of progress and cost of research and development activities associated with development of our tests;

  •
  the cost of acquiring or achieving access to patient blood and tissue samples and technologies;

  •
  whether and to what extent we establish our own service centers or enter into agreements with third-party laboratories to obtain, process and ship patient blood samples, and the cost of such centers or arrangements;

  •
  the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

  •
  the effect of competing technological and market developments;

  •
  the cost and delays in product development as a result of FDA regulation or any other changes in regulatory oversight applicable to our current test and any future tests; and

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  the economic and other terms and timing of any collaborations, licensing or other arrangements into which we may enter.

        Until we can generate a sufficient amount of testing revenues to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through public or private equity offerings, debt financings, borrowings or strategic collaborations. The issuance of equity securities may result in dilution to stockholders. We do not know whether additional funding will be available on acceptable terms, or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of or eliminate one or more research and development programs or selling and marketing initiatives. In addition, we may have to work with a partner on one or more of our product development programs or market development programs, which would lower the economic value of those programs to our company.

  Contractual Obligations

        The following table summarizes our contractual obligations as of December 31, 2006 and the effect those obligations are expected to have on our financial condition and liquidity position in future periods (in thousands):

	Payments Due By Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease	$9,130	$1,179	$2,498	$2,794	$2,659
Long-term debt	12,393	4,789	7,604	0	—
Capital leases	201	110	73	18	—

Total contractual cash obligations	$21,724	$6,078	$10,175	$2,812	$2,659

        Our operating lease commitment relates to the lease for our corporate headquarters in Brisbane, California. This lease agreement provided us with an allowance for additional leasehold improvements. We utilized this allowance during the nine month period ended September 30, 2007, and consequently our operating lease obligations increased by approximately $578,000 payable in equal monthly installments through the term of the lease.

        Our long-term debt consists of our growth capital loan from TriplePoint Capital, LLC and Leader Lending, LLC. We entered into this growth capital loan in July 2006 and borrowed the full $10.5 million available thereunder in two draws in September and November 2006. The agreement provided for interest-only payments until December 31, 2006. On December 31, 2006, the loan amount became repayable based on 30 equal monthly installments of principal and interest at an annual interest rate of 10.25% with an additional final payment of 4.0% of the original principal amount. In addition, we paid a facility fee of 1.0% of the commitment amount at the time we entered into the loan agreement. The loan amount is collateralized by a security interest in all of our assets, including intellectual property.

        Our capital leases consist of equipment financing arrangements with vendors.

        In November 2004, we entered into a license agreement with Roche Molecular Systems, Inc. The agreement, which was amended in December 2006 and in July 2007, grants us the non-exclusive right to use polymerase chain reaction, or PCR, and quantitative real-time PCR technology for use in clinical laboratory services in the United States. Under the terms of the agreement, we are required to report and pay royalties on testing services using the licensed intellectual property on a quarterly basis.

        In January 2007, we executed a license agreement with the University of Minnesota covering intellectual property developed at the university relating to the use of gene expression to assess the disease status of lupus patients. This license is an exclusive, worldwide license. Under the terms of the agreement, we have made and will make certain payments to the University of Minnesota including royalties on testing services using the licensed intellectual property.

  Off-balance-sheet Arrangements

        Since our inception, we have not engaged in any off-balance-sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Recent Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect that the adoption of SFAS No. 157 will have on our financial condition, results of operations and cash flows.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for us on January 1, 2008. We are currently evaluating the impact of adopting SFAS No. 159 on our financial statements.

        In June 2007, the EITF reached a consensus on EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities. EITF Issue No. 07-3 states that nonrefundable advance payments for future research and development activities should be deferred and recognized as an expense as the goods are delivered or the related services are performed. Entities should then continue to evaluate whether they expect the goods to be delivered or services to be rendered and, if an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF Issue No. 07-3 will be effective for us on January 1, 2008 and is to be applied prospectively for new contracts entered into on or after the effective date. We are currently evaluating the impact on our financial statements of adopting EITF Issue No. 07-3.

Change in Independent Registered Public Accounting Firm

        Ernst & Young LLP previously served as our independent registered public accounting firm and audited our financial statements for the fiscal year ended December 31, 2004, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the 2004 financial statements which are not presented herein). On February 8, 2007, our management, based on discussions with and authority granted by, our board of directors, elected not to engage Ernst & Young LLP as our independent registered public accounting firm for our fiscal years ended December 31, 2005 and December 31, 2006. Our management's decision was formally ratified by the audit committee of our board of directors in October 2007. As of February 8, 2007, Ernst & Young LLP had not begun an audit of our financial statements as of and for the fiscal years ended December 31, 2005 or December 31, 2006.

        Ernst & Young LLP's audit report on our financial statements as of and for the year ended December 31, 2004 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principle, except that their report did contain an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern. In connection with its audit of our financial statements as of December 31, 2004 and for the year then ended and during the interim period from January 1, 2005 through February 8, 2007, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst & Young LLP to make reference to the subject matter of the disagreement in connection with its audit report related to our fiscal 2004 financial statements. During our fiscal year ended December 31, 2004 and during the interim period from January 1, 2005 until February 8, 2007, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

        Also on February 8, 2007, our management, based on discussions with and authority granted by, our board of directors appointed PricewaterhouseCoopers LLP as our new independent registered public accounting firm for the fiscal years ended December 31, 2005 and December 31, 2006 and engaged PricewaterhouseCoopers LLP to conduct audits of our financial statements for the years ended

December 31, 2005 and December 31, 2006. This appointment of PricewaterhouseCoopers LLP was formally ratified by the audit committee of our board of directors in October 2007.

        Prior to our appointment of PricewaterhouseCoopers LLP on February 8, 2007, we did not consult with PricewaterhouseCoopers LLP on the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements during our fiscal years ended December 31, 2005 and December 31, 2006 and the interim period from January 1, 2007 through February 8, 2007. PricewaterhouseCoopers LLP has reported on our financial statements for each of the fiscal years ended December 31, 2005 and December 31, 2006 included in this prospectus.

        We delivered a copy of this disclosure to Ernst & Young LLP on October 10, 2007 and requested that Ernst & Young LLP furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements regarding Ernst & Young LLP. Attached to the registration statement of which this prospectus is a part, as Exhibit 16.1, is a copy of the letter of Ernst & Young LLP to the SEC dated October 22, 2007.

Qualitative and Quantitative Disclosures about Market Risk

        Our exposure to market risk is confined to our cash, cash equivalents and short-term investments which have maturities or liquidity features of less than one year. The goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. To achieve our goals, we maintain a portfolio of cash equivalents and short-term investments in a variety of securities of high credit quality. The securities in our investment portfolio are not leveraged, are classified as either available for sale or held-to-maturity and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any material negative impact on the value of our investment portfolio.

BUSINESS

Company Overview

        We are a molecular diagnostics company, focused on the discovery, development and commercialization of noninvasive gene expression-based tests for the monitoring of transplant rejection and autoimmune diseases, which we refer to collectively as immune-mediated conditions. We design tests to provide objective data that can be used by physicians, in conjunction with other clinical indicators, to make informed and timely treatment decisions. Our first commercialized test, the AlloMap HTx molecular expression test, is a blood sample-based test used to monitor for acute cellular rejection in heart transplant recipients. We believe the use of our test, in conjunction with other clinical indicators, may help physicians and patients avoid unnecessary surveillance biopsies and may help physicians determine the appropriate instances in which the dosage of potentially harmful immunosuppressants could be reduced.

        We were originally incorporated in December 1998, and launched our AlloMap HTx test in January 2005, and it is being used in approximately 50 of the approximately 190 U.S. heart transplant management centers. The current list price for our AlloMap HTx test is $2,950. A key benefit of the AlloMap HTx test is its negative predictive value, or NPV, which refers to its ability to identify heart transplant recipients who are unlikely to be experiencing acute cellular rejection. We have been successful in achieving reimbursement from several payors. For example, our California Medicare designated contractor has provided reimbursement for the AlloMap HTx test effective January 2006. We performed approximately 500 tests for Medicare beneficiaries in the first nine months of 2006 and approximately 1,700 tests in the first nine months of 2007. We believe that our designated Medicare contractor's reimbursement decisions and our growing body of clinical data, including nine peer-reviewed journal articles regarding the AlloMap HTx test and our tests under development, will provide support for other payors to use in coverage and reimbursement decisions. As a result of the recent determination by the Centers for Medicare & Medicaid Services, or CMS, effective January 1, 2008, we will no longer be billing our designated Medicare contractor for all tests performed on Medicare patients, but will be evaluating each test on a case-by-case basis as to whether we can bill our designated Medicare contractor directly, or whether we must bill the transplant center, which in turn, will have to bill its local designated Medicare contractor for reimbursement.

        In developing the AlloMap HTx test, and in our current test development activities, we have adhered to a rigorous process of discovery, development, verification and commercialization. We discovered, developed and verified the AlloMap HTx test on the basis of our Cardiac Allograft Rejection Gene expression Observational, or CARGO, study. The CARGO study was a multi-center study involving over 5,500 patient blood and tissue samples from more than 700 cardiac allograft patients that resulted in the identification and validation of gene expression patterns in peripheral blood that correlate with acute cellular rejection. We have developed a custom micro array of more than 8,000 gene probes representing more than 7,300 genes involved in immune processes. We used this microarray to find genes whose expression differs in blood samples from patients experiencing rejection and patients not experiencing rejection. From this analysis, we identified 252 candidate genes that showed promise as markers of acute cellular rejection and, ultimately, developed our AlloMap HTx 20 gene test panel.

        We have engaged in discovery and development efforts for our second gene expression-based test, the AlloMap LTx molecular expression test to monitor acute cellular rejection in lung transplant recipients, utilizing patient specimens derived from our Lung Allograft Rejection Gene expression Observational, or LARGO, study. We are also engaged in the discovery phase of a test for patients affected by systemic lupus erythematosus, or lupus, and we intend to pursue tests to monitor other immune-mediated conditions with significant unmet medical needs. Each of the immune-mediated conditions we have focused on are lifelong conditions that require periodic monitoring and testing by a physician in order to avoid, or to quickly respond to, serious complications. We design our tests to provide clinicians with valuable objective information that they might not be able to get from currently available tests, and to provide a way to potentially reduce overall costs to the healthcare system in managing these conditions.

Immune-Mediated Conditions

        The immune system is a complex network of organs, glands, tissues and cells that defends the body against foreign substances, infections and cancer. In defending the body, a properly functioning immune system will recognize a transplanted organ as foreign and may reject it. Conversely, malfunctions of the immune system may cause the body to mistakenly identify its own tissue as foreign, provoking an autoimmune inflammatory response that can manifest itself in diseases such as lupus. These conditions, resulting from immune system activation to reject transplanted organs or to attack the body's own tissues, are referred to in this prospectus collectively as immune-mediated conditions. Immune-mediated conditions are treated with a variety of drugs that suppress the patient's immune system with the objective of minimizing the frequency and magnitude of associated acute and chronic inflammation, and associated cellular, tissue and organ injury. Physicians strive to carefully prescribe immunosuppressive drugs to balance the benefit of quieting the patient's immune system with the risk of compromising the body's natural defenses to injury, infections and cancer. In addition, overuse of these drugs can cause other adverse events such as kidney failure, hypertension, hyperlipidemia, cataracts and osteoporosis.

        Autoimmune diseases include more than 70 different disorders affecting between five to eight percent of the U.S. population, or between 14 and 22 million people, of which approximately 150,000 people are living with organ transplants. Our AlloMap HTx test and other tests currently under development target only a small part of the overall U.S. population suffering from immune-mediated conditions. The immune-mediated conditions which we are initially focused on are heart and lung transplant rejection and lupus.

        Heart Transplant.    The most common reason patients receive heart transplants is end-stage heart failure, which means the heart cannot adequately circulate blood to meet the needs of the body. Patients receive heart transplants when their failing hearts do not respond to medication or other surgical treatments.

        According to the United Network for Organ Sharing, or UNOS, there are approximately 18,800 heart transplant recipients living in the United States, with approximately 2,100 new heart transplants per year. We estimate that there are approximately 190 centers managing heart transplant recipients in the United States. The one-year survival rate for transplant recipients is 81%, with most deaths caused by infection and rejection. According to the Organ Procurement and Transplant Network, or OPTN, approximately 40% of all heart transplant patients reject their new heart at least once in the first year after their transplant, and a lesser percentage thereafter. Of patients who survive their first year after a heart transplant, the average life expectancy is 11.5 years. To provide patients with the best chance of surviving the first year after the transplant, physicians see their patients an average of once per month to perform biopsies of the transplanted heart to detect early signs of organ rejection and to make associated adjustments to the immunosuppressive drug therapy.

        Lung Transplant.    The most common reason patients receive lung transplants is chronic obstructive lung disease such as emphysema. Other patients are born with diseases such as cystic fibrosis that cause their lungs to progressively fail. Due in part to a May 2005 change in how patients are prioritized on the lung transplant waitlist, along with recently developed techniques for salvaging lungs in donors, the number of lung transplants in the United States, as reported by OPTN, has risen significantly to over 1,400 in both 2005 and 2006, up from the prior three-year average of approximately 1,100. We estimate that there are approximately 100 centers managing lung transplant patients in the United States. The one-year survival rate for lung transplant recipients is 81%. We estimate that 40 to 50% of all lung transplant patients reject their new lung(s) at least once in the first year after their transplant, with a lesser percentage thereafter. Of the patients who survive their first year after a lung transplant, the average life expectancy is seven years. The main factor limiting long-term survival of patients following lung transplantation is obliterative bronchiolitis, or OB. OB is a chronic rejection process leading to destruction and fibrous scarring of small airways in the lung, with associated increased difficulty breathing and increased disposition to infections. The cause of OB is not fully understood, but the strongest known risk factor for OB is the number and severity of acute pulmonary rejection episodes after transplantation. We believe that AlloMap LTx monitoring may enable physicians to improve the detection and treatment of acute rejection episodes. As with heart transplant patients, due to the risk of rejection and infection, a lung transplant patient is typically seen at least monthly during the first year following transplant for monitoring and testing.

        Systemic lupus erythematosus.    Lupus is a highly variable chronic inflammatory autoimmune disorder in which antibodies are formed against the person's own body tissues and can involve a variety of organ systems. Lupus can cause severe joint and muscle pain, kidney failure, heart failure, psychosis, seizures, skin lesions and extreme exhaustion. As reported in the May 1998 issue of Arthritis & Rheumatism, lupus affects an estimated 239,000 people in the United States. Life expectancy for lupus patients has improved over the past three decades, but is still significantly shorter than the average for the U.S. population. The course of the disease is often unpredictable, with periods of activity, known as flares, alternating with clinical stability. The causes of most lupus flares are unknown.

Existing Approaches for Monitoring Patients with Immune-Mediated Conditions and their Limitations

        Current approaches to monitoring patients with immune-mediated conditions include a combinations of techniques, including physical examinations, x-rays, magnetic resonance imaging or MRIs, organ function tests and biopsies, each of which has its own advantages and limitations.

  Monitoring for Heart Transplant Rejection

        The standard for heart transplant monitoring has been to diagnose rejection by heart biopsy, known as endomyocardial biopsy, or EMB. In this procedure, a catheter is inserted into a vein in the patient's neck and threaded through blood vessels into the heart. A device at the tip of the catheter cuts small pieces of the heart tissue. These heart tissue samples are retrieved and sent to a pathology laboratory for preparation and microscopic examination by expert pathologists looking for visual evidence of cellular rejection. The pathologist's evaluation is subjective and dependent upon visual assessment and interpretation. If cellular rejection is at an early stage, it may not be visually apparent to the pathologist. Additionally, the biopsy sample itself may not reveal rejection, despite rejection actually taking place. This is because the immune cells attacking the heart may do so with a patch-like distribution, so rejection may be taking place in an area of the heart that was not sampled in the biopsy. If rejection episodes are not caught early enough, the rejection event may cause serious injury and require significant increases in immunosuppressive drug therapy. The EMB procedure is also associated with a low risk of serious complications such as arrhythmias, perforation of the heart, or injury to the tricuspid valve of the heart. Despite the fact that the likelihood of a heart transplant recipient experiencing acute cellular rejection diminishes substantially after the first year post-transplant, EMB's are routinely performed during the first year following a heart transplant due, in part, to the difficulty of assessing a particular patient's risk of rejection. Patients undergo on average one EMB per month in the first year post-transplant, at an average cost of approximately $4,140 to private payors and approximately $3,581 to Medicare. The frequency of EMB is reduced over time as the risks of rejection diminish.

  Monitoring for Lung Transplant Rejection

        The standard for lung transplant monitoring has been to diagnose rejection by a lung biopsy procedure that is invasive and unpleasant for the patient. This procedure involves insertion of a bronchoscope cable through the nose or mouth of a sedated patient, and down through the larynx into the trachea and lower lung airways. The physician then removes several tissue samples from the patient's lung that are evaluated for rejection. The results of these samples may fail to provide critical information on rejection for the same two primary reasons as in EMBs. First, like the interpretation of heart biopsies, a pathologist may have difficulty identifying cases of cellular rejection early enough to avoid serious tissue damage and the need for the administration of significantly increased immunosuppression drugs. Second, rejection activity may be taking place across the organ with a patch-like distribution, so it may be taking place in an area of the lung that was not sampled in the biopsy. Lung biopsy also carries a low risk of significant complications such as collapsed lung, bleeding and infection.

  Monitoring Lupus Patients

        There is currently no cure for lupus, and people with lupus often require long term treatment. When there is little disease activity and no major organ involved, treatment may be managed by a primary care doctor. However, when lupus is active, the patient is typically under the care of a specialist. Doctors use a variety of medicines to treat lupus patients, including some that treat the associated pain, fever and inflammation, while other drugs suppress the overactive immune system. These medications can be extremely potent, and often, several of them are used in combination to control the disease. However, these immunosuppressive medications, which include some of the same commonly used drugs for treatment of transplant recipients, carry a risk of compromising the body's natural defenses to injury, infections and cancer, and can cause other adverse events such as kidney failure, hypertension, hyperlipidemia, cataracts and osteoporosis.

        Current methods for monitoring lupus disease activity rely on techniques for measuring elevated levels of antibodies in the blood and for detecting the presence of proteins called complement activation products, or CAP's. Unfortunately, the levels of antibodies and CAP's in the blood fluctuate significantly in response to many factors completely unrelated to the disease, and these methods have proven unreliable in clinical practice to date.

        Stable lupus patients in the United States visit a physician about four times per year and experience, on average, one hospitalization every two years. Lupus is an expensive disease to manage. Severe disease manifestations may require hospitalization and lead to cumulative irreversible organ disfunction, which drives the overall cost of management. Diagnostic procedures and tests also contribute significantly to the cost of management as disease activity and organ function must be monitored continuously.

Use of Genomics to Understand Immune-Mediated Conditions

        Genomics is the study of genes, their expression and their function in a particular organism. A gene is a set of instructions or information that is embedded in the DNA of a cell. For a gene to be turned on, or "expressed," by a cell, the cell must first transcribe a copy of its DNA sequence into messenger RNA, which is then translated by the cell into proteins. Proteins control most biological processes and make up the vast majority of molecular pathways, which cells use to carry out specific functions. In some cases, RNA itself may also direct catalytic or regulatory activity.

        There are several levels of genomic analysis. Genetic analysis studies DNA and the inherited differences between individuals. RNA analysis, or gene expression analysis, detects the presence and measures the amount of copies of one or more gene sequence in a particular cell or tissue. Because gene expression is dynamic and can change rapidly based on a number of factors, gene expression analysis has become a popular basis to study changes in the behavior of an altered cell at the molecular level. Moreover, expression levels can be accurately measured and correlated with disease activity as well as clinical outcomes.

        Advances in genomic technology have accelerated the rate and lowered the cost of gene expression analysis. This has enabled the development of novel and clinically relevant molecular diagnostic tests with the potential to improve the monitoring and treatment of disease by arming patients and physicians with an understanding of disease at a molecular level that is specific to each patient.

        Novel insights supplied by genomic understanding of immune-mediated pathological processes may significantly improve the monitoring and treatment of immune-mediated conditions, including transplant rejection and autoimmune diseases. Scientific literature has shown that white blood cells, which are a primary component of the human immune system, serve pivotal roles in immune-mediated conditions. Periodic genomic testing of white blood cells derived from blood samples may potentially enable scientists and clinicians to customize treatment on a patient-by-patient basis.

        Gene expression testing has the potential to identify a molecular signature that correlates with biological activity associated with immune-mediated conditions. Acute cellular rejection may be identified from a genomic test well before the evidence of damage is visible from a tissue biopsy sample. In the case of lupus, gene expression testing may be used to predict impending flares, especially flares associated with organ damage. Such tests could provide meaningful diagnostic data to inform a physician's treatment decisions.

Our Solution

        We design molecular diagnostic tests that measure gene expression information in blood samples to assess an individual's immune system status and to inform treatment decisions. The AlloMap HTx test, our first test, uses this genomic-based diagnostic approach to monitor for rejection in heart transplant patients.

        Our AlloMap HTx test and tests under development are designed to deliver the following benefits:

        Provide Clinically Actionable Information.    Our current and future tests are designed to provide a useful assessment of an individual patient's immune system status. Our first test, the AlloMap HTx test, is designed to provide results that have high negative predictive values, which we believe may help physicians to identify patients with a low risk of rejection.

        Provide Objective Results.    Tissue biopsies are subject to variance due to their reliance on visual interpretation by pathologists. In contrast, our approach provides a single numerical score that can be compared to scores for the same patient over time to identify increases or decreases in the likelihood that the patient is experiencing rejection. Our blood-based test also eliminates the variance associated with tissue samples used for biopsies.

        Provide Noninvasive Tests.    Our current and future tests are designed to be performed using a sample of the patient's peripheral blood. Tissue biopsies, by contrast, are invasive, painful for the patient in some circumstances, and pose some risk of complications or injury, particularly over multiple biopsies.

        Ensure Quality Control and Rapid Turnaround.    All patient samples are processed at our own laboratory facility. Our approach to processing tests in-house, ensures consistency of results across patients and over time. In addition, we generally provide results to the physician within one to two business days of sample receipt, allowing the physician to make timely assessments of a patient's condition.

Business Strategy

        Our goal is to improve the quality of management and treatment of patients with immune-mediated conditions by providing individualized information to physicians and patients through the genomic analysis of blood samples. Key elements of our strategy include:

        Providing High Clinical Value.    We are focused on providing useful and timely information to physicians faced with critical patient treatment decisions for immune-mediated conditions, with the goal of making our current and future genomic-based tests standard diagnostic procedures. Our current and future tests focus on immune-mediated conditions where patients need life-long monitoring and medical care, where disease activity may not otherwise be detected in a timely manner, and where uncertainty or misdiagnosis of disease activity can have severe implications for the patient.

        Pursuing Broad-based Adoption.    We pursue broad-based adoption of our AlloMap HTx test through encouraging increased use of the test by physicians and centers that have experience with our AlloMap HTx test and by persuading additional physicians and centers to use our test and incorporate it into their practice routine. Because of the serious nature of many immune-mediated conditions, integrating our molecular diagnostic test into routine clinical practice requires a great degree of education of physicians and other health care providers. We intend to continue to build a strong sales and marketing team that interacts directly with physicians, nurses, laboratory and pathology personnel. A key driver for the adoption of our current and future tests is our ability to substantiate the clinical utility of our tests through peer-reviewed publications and completed studies. Ongoing studies, including IMAGE, CARGO II and LARGO, have been designed to evaluate the clinical utility of our tests and are an integral part of our business strategy and clinical development and marketing programs. In addition, we continue to educate physicians and administrators regarding the potential economic benefits of our AlloMap HTx test, which may include a reduction in the number of costly biopsies performed, a reduction in immunosuppressive drug therapies and a reduction in complications associated with rejection or disease activity.

        Continuing to Establish Reimbursement.    We seek to establish and streamline reimbursement policies and procedures with private and public payors through continued development of high value tests that become part of routine clinic practice, education of payors regarding the clinical value of our current and future tests and their potential to reduce the overall cost of care and emphasis on clinical studies and peer-reviewed publications supporting the need for our tests.

        Applying Our Test Development Process to Other Immune-mediated Conditions.    We are applying our test development process to develop tests for multiple immune-mediated conditions for which quantitative molecular diagnosis could greatly improve the assessment of disease activity and progression. Establishing genomic biomarkers as a tool in clinical practice requires an in-depth understanding of the underlying molecular mechanisms and access to treatment and research centers for blood and tissue samples. We intend to leverage our understanding of molecular mechanisms and our experience with leading treatment centers to expand our focus beyond the management of heart transplant patients. We are currently developing a test to monitor for rejection in lung transplants and we are in the discovery phase for a test to monitor disease activity in lupus patients. We may also pursue programs in other solid organ transplants, such as liver and kidney and immune-mediated inflammatory diseases such as Crohn's disease, rheumatoid arthritis and Type 1, insulin dependent, diabetes.

        Enhancing the AlloMap HTx Test and Our Test Development Process.    We continue to enhance our AlloMap HTx test for monitoring heart transplant patients by evaluating additional patient populations and exploring other uses of test results to improve treatment planning. Our CARGO II study, which is currently underway, is intended to confirm and extend the results of our original CARGO study in an international patient population. We believe that continuous innovation can help us sustain a competitive advantage by delivering more useful information to physicians in comparison with competitive tests that may enter the market in the future.

AlloMap HTx Molecular Expression Testing for Heart Transplant Patients

        The AlloMap HTx test, our first test, uses gene expression-based diagnostics to monitor organ rejection in heart transplant patients. The AlloMap HTx test is a quantitative, multi-gene molecular diagnostic test that applies a proprietary mathematical algorithm comprised of the expression values, or RNA levels, of 20 genes and yields a single AlloMap HTx score. This composite score is an integer ranging from 0 to 40 and discriminates between the absence or presence of moderate to severe acute cellular rejection. A key benefit of the AlloMap HTx test score is its negative predictive value, or NPV. The NPV of the AlloMap HTx test is the likelihood that a heart transplant recipient is at low risk for rejection. The NPV for patients with an AlloMap HTx test score below the threshold range for one or more years post-transplant can be greater than 99% depending on the actual score. We believe the use of our test, in conjunction with other clinical indicators, may help physicians and patients avoid unnecessary surveillance biopsies and may help physicians determine the appropriate instances in which the dosage of potentially harmful immunosuppressants could be reduced.

        When an AlloMap HTx test is ordered by a physician, a peripheral blood sample is drawn, processed to isolate the white blood cells, which are subsequently broken down, frozen and sent via overnight courier to our Brisbane, California laboratory, which is certified under the Clinical Laboratory Improvement Amendment of 1988, or CLIA. Blood samples are currently drawn and processed for shipment to us primarily by existing laboratories at the transplant management center. All blood samples are tested in triplicate at our laboratory and results are reported to the ordering physician by fax and mail within 1-2 business days of receipt of the sample. Test samples that fail to meet quality control criteria are immediately re-tested and the ordering physician is notified of the need to re-test if turnaround time will be affected.

        The AlloMap HTx test may be used for stable patients 15 years of age or older at anytime after the second month post-transplant unless the heart transplant recipient is receiving high levels of specific steroids that interfere with gene expression. AlloMap HTx assays the RNA levels of 11 rejection biomarker genes and 9 control genes. The test involves 7 to 8 hours of hands-on time by a clinical laboratory scientist. In order to maintain tight control of these processes, the tests are performed entirely in our clinical laboratory.

        In incorporating the AlloMap HTx test into their practice, physicians may consider patient history, a physical exam, graft function and the results of an AlloMap HTx test at each post-transplant clinic visit. If the patient's AlloMap HTx test score is below an applicable threshold, in the absence of other clinical indicators of rejection, physicians may elect not to conduct a surveillance biopsy at that time. Where there are signs or indications of rejection, evidence of failure or impaired function or an AlloMap HTx test score greater than the applicable threshold, a biopsy may be ordered. We estimate that there are approximately 190 centers managing heart transplant recipients in the United States and as of September 30, 2007, our AlloMap HTx test has been used in approximately 50 heart transplant management centers in the United States.

        The current list price of the AlloMap HTx test is $2,950 per test, although the average reimbursement rate for tests for which we have recognized revenue between January 1, 2006 and September 30, 2007 has been approximately $2,700 per test. According to a 2005 article, The Economic Implications of Noninvasive Molecular Testing for Cardiac Allograft Rejection published in the American Journal of Transplantation, biopsies are estimated to have an average reimbursement rate of approximately $4,140 from private payors and $3,581 from Medicare.

        Since its launch in January 2005, we have derived most of our revenues from the AlloMap HTx test. In 2005, such revenues comprised 55% of our total revenues, in 2006, it comprised 99% of our total revenues and for the nine months ended September 30, 2007, it comprised 100% of our total revenues. Revenue from Medicare for AlloMap HTx tests represented 74% of testing revenue for the year ended December 31, 2006 and 70% of testing revenue for the nine months ended September 30, 2007.

Our Development Pipeline

        Our development pipeline is focused on opportunities to develop additional clinical diagnostic tests for organ transplant rejection and autoimmune diseases.

  AlloMap LTx Testing for Lung Transplant Patients

        We are applying our experience developing AlloMap HTx testing for heart transplantation to the development of our AlloMap LTx test, a lung transplant rejection monitoring test, through our Lung Allograft Rejection Gene Expression Observation, or LARGO, study. Our objective is to develop and market a test for monitoring lung transplant rejection that, like AlloMap HTx:

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  uses a negative predictive value to identify patients with a low risk of rejection;

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  reduces or eliminates the need for certain routine lung biopsies;

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  helps identify candidates for weaning of immunosuppressants; and

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  generates health economic benefits associated with better patient treatment decisions.

        The discovery phase of AlloMap LTx began in January 2006 and we completed our review of the test concept, clinical utility and market opportunity in September 2007. The LARGO Study was initiated in April 2004 and we used initial samples collected in this study to screen for candidate genes using microarray technology. We have also engaged in certain development phase activities relating to AlloMap LTx including the development of quantitative real-time polymerase chain reaction or qRT-PCR assays to further screen candidate genes for inclusion in our test panel. As candidate genes are confirmed or eliminated through qRT-PCR analysis and subsequent statistical modelling, we have engaged in further discovery phase activities to identify additional candidate genes using microarray technology.

        Lung transplant recipients generally experience more infections and other medical complications than heart transplant recipients. AlloMap LTx must effectively distinguish between rejection and infection of the transplanted lung. As a result, it is more difficult to develop a test for monitoring acute cellular rejection in lung transplant recipients than it was to develop a test for heart transplant recipients. We expect that discovery and development activities will continue into 2008, with verification expected to occur in 2009. Subject to receipt of any required FDA clearance or approvals and related clinical trials, the commercialization phase of AlloMap LTx is expected to begin in late 2009. We plan on leveraging our existing AlloMap HTx test customer base, our experience in marketing and selling AlloMap HTx testing for heart transplant patients and our established payor relationships to market, sell and obtain reimbursement for AlloMap LTx testing.

  Monitoring Lupus Patients

        Our strategy for developing a lupus monitoring diagnostic test is to identify a gene expression-based molecular signature that correlates with lupus activity and increased risk for future lupus flare, especially flares associated with organ damage. We believe that such a test could be used by physicians, together with other clinical indicators, to manage therapy and inform the use of immunosuppression.

        We are currently in the discovery phase of the test development process, identifying gene candidates. In 2007, we entered into an agreement with the University of Minnesota to exclusively license key intellectual property assets in the field of lupus. The license relates to the use of gene expression to assess the disease status of lupus patients. We have also entered into a separate agreement with the University of Minnesota and The Feinstein Institute that provides us with access to lupus patient blood samples collected through a National Institutes of Health-funded collaborative program to identify biomarkers of autoimmune diseases. Our current efforts are directed at:

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  verifying the utility of candidate biomarkers obtained from microarray discovery activity;

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  developing a prototype test assay and associated algorithm; and

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  initiating a prospective clinical study in 2008 to collect additional patient samples for test development.

  Other Test Development Opportunities

        We have identified several opportunities with similar market attributes to those found in heart and lung transplantation and lupus. These market attributes include a need expressed by clinicians to have better tools to effectively manage patients with difficult to assess immune system activity and whose treatments are accompanied by risk of significant adverse effects. We are considering tests to monitor transplant rejection in other solid organs such as the kidney, pancreas, small intestine and bone marrow. We are also considering tests for several other autoimmune diseases such as Crohn's disease, rheumatoid arthritis and Type 1, insulin dependent, diabetes. We have not yet confirmed that any of these markets represent viable opportunities for us, nor have we commenced development of any tests to address these markets. We intend to pursue future test opportunities using the same multi- disciplinary approach which encompasses clinical, technological, marketing and health economic assessments that has led us to our focus on heart and lung transplant rejection and lupus monitoring.

Clinical Development Program

        A key driver for the adoption of our tests is our ability to substantiate the clinical utility of our tests through peer-reviewed publications and completed studies. Ongoing studies, including IMAGE, CARGO II and LARGO, have been designed to evaluate the clinical utility of our tests and are an integral part of our business strategy and clinical development and marketing programs.

  CARGO

        In 2001, we initiated the first and only major study to enable the development of a molecular diagnostic test to detect and monitor acute cellular rejection in heart transplant patients. The objective of the study was to determine whether there was a correlation between gene expression profiles of specific genes associated with the immune system and the presence or absence of acute cellular rejection in heart transplant patients, and if such a correlation was found, whether an algorithm could be formulated to maximize the negative predictive value of the applicable gene expression data. This study, known as The Cardiac Allograft Rejection Gene Expression Observational study, or CARGO, collected paired blood samples and heart biopsy specimens along with other clinical data about each patient and then analyzed and interpreted all of this information. The CARGO study employed rigorous statistical design and analysis methods, including blinding procedures to avoid observer bias, and prospective power calculations to determine appropriate and robust sample sizes.

        Nine leading U.S. transplant centers participated in the study. Over 5,500 samples from more than 700 heart transplant patients were collected between 2001 and 2005. These efforts provided the materials and data used for discovery, development and clinical verification and analytical validation of AlloMap HTx gene expression testing.

        Biopsy is the standard procedure used for monitoring for acute cellular rejection in heart transplant patients. Biopsies are graded according to the International Society of Heart and Lung Transplantation scale from 0 to 4, as follows: 0 (no rejection); 1A, 1B or 2 (mild rejection); and 3A, 3B and 4 (high-grade rejection). Biopsy grades of 3A or greater, along other clinical criteria, are most often treated with intensification of immunosuppressants.

        Using the statistical methods of Linear Discriminant Analysis, an algorithm was developed that combined 11 of the 68 genes that we found to reliably and reproducibly distinguish between rejection and quiescence. Six additional genes were included as normalization genes, and another three genes were used for quality control. The resulting AlloMap HTx test algorithm is based on a weighted linear equation of the expression levels of each of the 11 rejection biomarker genes in the test panel. The computed AlloMap HTx test score ranges from 0 to 40, with lower scores indicating a lower risk that the patient is experiencing acute rejection. The results of the CARGO study were used to estimate the negative predictive value of the AlloMap HTx test.

  IMAGE

        The Invasive Monitoring Attenuation through Gene Expressing, or IMAGE, study was initiated in January 2005 and is an ongoing, prospective, randomized study, to demonstrate the noninferiority of the AlloMap HTx test to biopsy in the routine monitoring of stable heart transplant patients. Study patients are randomly assigned to two study groups, with one group monitored using the AlloMap HTx test and the other using solely the biopsy approach. Upon conclusion of the IMAGE study, we expect to assess the relative impact of the two monitoring approaches on the management and clinical outcome of each patient group. As of September 30, 2007, 243 patients were enrolled out of an estimated total enrollment of 500 patients. The study is expected to be completed by the second half of 2009.

  CARGO II

        The CARGO II study was initiated in May 2005 and is a prospective, international, observational study designed to confirm and extend the results of the original CARGO study, which was limited to patients in the United States. The objective of the CARGO II study is to validate the utility of the AlloMap HTx test in detecting the absence of acute cellular rejection in clinically stable heart transplant recipients. Subject to meeting target levels of patient enrollment and patient outcomes, the sample and data collection efforts of the CARGO II study are expected to be completed in 2008.

  LARGO

        The LARGO study was initiated in April 2004 and is a multi-center, prospective, study being conducted in North America and Europe that has already enrolled more than 1,400 lung transplant patients and archived approximately 6,000 blood samples and associated clinical data. Our objective is to use the LARGO study samples to identify novel candidate biomarkers and molecular pathways involved in acute cellular rejection of lung transplants.

Research and Development

  Test Development Approach

        Our test development approach is governed by a set of interrelated design control practices and procedures and involves four main phases, each with its own scope, inputs, outputs and design reviews. While our test development efforts generally progress in the order listed below, we have experienced situations where the results of a particular phase cause us to return to a prior phase for further analysis and refinement. This process can be expensive and result in significant delays in the commercialization of new tests. Our research and development expenses were $9.5 million in 2004, $8.8 million in 2005, $12.3 million in 2006 and $12.1 million in the nine months ended September 30, 2007.

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  The Discovery Phase.    In this phase, we thoroughly investigate a test concept and explore its clinical utility, scientific and technical feasibility and market opportunity. Our clinical research activity begins with launching a study aimed at collecting patient samples with associated clinical data and/or securing access to appropriate archival samples and data. These samples are used for the initial gene discovery studies, and in many cases, the subsequent development and verification phases. The primary output of this phase is a list of candidate marker genes derived from genomic analysis.

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  The Development Phase.    In the development phase, we conduct additional studies to further refine the candidate marker genes identified in the discovery phase. As candidate marker genes are evaluated in this phase, they are eliminated from the panel, marked for further analysis or added to the final gene panel for verification. As candidate genes are eliminated from the development process, we may return to the discovery phase to identify additional candidate genes. We select the final gene panel through statistical methods that correlate gene measurements to the target clinical outcome(s). With a gene panel and quantitative methodology established, we then finalize the remaining assay testing parameters.

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  The Verification Phase.    In this phase, we conduct clinical studies to assess the effectiveness of our gene selection and quantitative methodology for its intended clinical use. These studies are conducted with an independent set of patient specimens to verify that the test results correlate with the intended clinical state.

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  The Commercialization Phase.    The commercialization phase of the test development process focuses on transfer of test methodologies, processes, and know-how to our CLIA-certified clinical laboratory. It may also involve submission of applications to the FDA for regulatory clearance or approval and, potentially, conducting supporting clinical studies. Once a test is commercialized, we may perform additional clinical studies that support the test's clinical utility, broaden its use in additional patient populations, or evaluate additional indications.

  Technology

        While conventional gene analysis techniques characterize DNA with respect to mutations present in chromosomal material, regardless of their actual expression levels in target cells, our AlloMap HTx test, a gene expression test, evaluates activity by quantifying levels of gene expression. Although DNA tests are largely used to determine predisposition for various diseases and are used once per patient, gene expression testing allows for dynamic monitoring of changes in immune activity and disease status and for monitoring responses to pharmacologic treatment. Gene expression testing is accomplished by indirectly determining the relative numbers of different messenger RNA, or mRNA, species expressed in target cells and tissues.

        Microarray technologies facilitate gene expression measurements of thousands of genes at a time, including genes of known and unknown function, and are used to screen for genes that are under-expressed or over-expressed relative to control samples. The technology is particularly suitable for full-genome screening at the exploratory level. Because of this, microarray technologies are used for initial gene screening in the discovery phase. This microarray discovery approach is aided by an extensive review of published literature and prior discovery efforts, which are used to help determine the list of candidate genes to evaluate.

        After a panel of candidate genes has been identified by microarray analysis, quantitative real-time polymerase chain reaction, or qRT-PCR, assays are developed and used to perform more sensitive, specific, and reproducible measurements of gene expression. qRT-PCR assays determine the number of complementary DNA, or cDNA, strands produced during each cycle of the PCR. In samples containing a relatively high number of mRNA molecules derived from a particular gene, reverse transcription of the mRNA initially produces many cDNA strands, and only a few PCR cycles are required to produce a fluorescent signal that exceeds the detection threshold (the number of cycles at which a signal is detected). In samples containing a relatively low number of mRNA molecules derived from a particular gene, the PCR must go through more DNA replication cycles before the fluorescent signal is detected. Therefore, the cycle threshold number for a particular gene product is inversely proportional to the number of mRNA molecules present in the original blood sample. As a result, the cycle threshold number can be used in algorithms designed to evaluate the relative under-expression or over-expression of each gene product in the test panel.

        Candidate genes that are confirmed by this process are then utilized as the basis for the subsequent development. Statistical and machine learning approaches are then applied to derive a classifier, which is then independently verified for its diagnostic utility.

Our CLIA Laboratory

        All blood samples are analyzed and all AlloMap HTx tests are performed in our Brisbane, California CLIA-certified laboratory. Our clinical laboratory completed its initial CLIA inspection and received CLIA-certification in November 2004 as a "high complexity" laboratory and remains subject to periodic inspections under CLIA.

        We believe that maintaining and staffing our own CLIA-certified laboratory for purposes of performing all AlloMap testing avoids the time and expense of educating and negotiating with third-party laboratories, dependence on third-party laboratories to conduct our tests, and avoids the additional costs associated with third-party fees. In addition, performing all AlloMap testing in our own laboratory enables us to accelerate the time to market for new tests by transferring test technology from our development laboratory to our commercial laboratory.

        We believe that our laboratory capacity will be adequate to meet demand for AlloMap HTx tests for the next several years and we intend to expand our laboratory facility as we move into other areas of immune-mediated condition monitoring.

        We rely solely on single suppliers to provide certain laboratory instruments and reagents that we use to perform our AlloMap HTx tests. These sole source suppliers include Applied Biosystems, which supplies us with instruments, laboratory reagents and consumables, Beckton Dickinson, which supplies us with cell preparation tubes, and Therapak, which supplies us with a proprietary buffer reagent. One of the reagents supplied to us by Therapak is, in turn, obtained by Therapak from Qiagen and is a proprietary formulation of Qiagen. We have no relationship with, control over, or contact with Qiagen. We do not have guaranteed supply agreements with any of these companies, which exposes us to the risk that these suppliers may choose to discontinue doing business with us at any time.

Sales and Marketing

        Our specialty sales approach to the heart transplant market focuses on the clinical and economic benefits of AlloMap HTx testing and the scientific validation that supports our test. As of October 31, 2007, our sales and marketing team consists of 27 employees, including transplant account managers, reimbursement account managers and customer service personnel. Our account team structure is designed to match the transplant medical team structure based on areas of interest, i.e. new technology knowledge, clinical application and reimbursement/coverage knowledge.

        Our sales approach is highly technical and our account team is trained to address the sales, medical and reimbursement issues inherent in selling a new test that changes the paradigm of heart transplant patient management. Our account team focuses on educating and selling to the transplant team, which consists of physicians, nurses, laboratory and pathology personnel, finance administrators and social workers.

        As of September 30, 2007, our AlloMap HTx test has been used by physicians in approximately 50 U.S. heart transplant management centers. Our sales strategy includes continued marketing to and education of physicians and administrators at treatment centers that have used our test to increase the number of physicians at those centers using our test and to increase the number of tests ordered per physician. In addition, we are actively pursuing additional treatment centers to establish protocols and procedures for ordering our test and to encourage physicians at those centers to incorporate our test into their standard clinical practice. We estimate that there are approximately 190 centers managing heart transplant recipients in the United States.

        We intend to leverage our relationships with heart transplant centers when we begin the commercialization phase of our AlloMap LTx test for lung transplant monitoring because many heart transplant management centers also manage lung transplant recipients. Of the approximately 50 heart transplant centers that have used our test through September 30, 2007, approximately 40 also manage lung transplant patients. Of the approximately 130 centers performing heart transplants in the United States, approximately 60 centers also perform lung transplants. We estimate that there are approximately 100 centers managing lung transplant patients in the United States. Physicians involved in the treatment and monitoring of lupus are more geographically dispersed than those involved in heart or lung transplantation. Accordingly, the commercialization of our test for lupus flares is expected to require us to increase the size of our sales and support team and, possibly, enter into marketing relationships with third parties.

Patents and Proprietary Technology

        In order to remain competitive, we must develop and maintain protection on the proprietary aspects of our technologies. We rely on a combination of patents, copyrights, trademarks, material data transfer agreements and licenses to protect our intellectual property rights. We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. We generally protect this information with confidentiality and reasonable security measures.

        Our patent position is based on patent applications disclosing our libraries of approximately 8,000 cDNA clones, oligonucleotide probes, full length genes and encoded peptides and methods of obtaining RNA from circulating leukocytes. Our strategy is to continue to broaden our intellectual property estate through the discovery and protection of gene expression patterns and their correlation with specific clinical states and outcomes. We have filed utility patent claims on the use of sets of two or more genes for diagnosing specific diseases in the field of autoimmunity and transplantation in various patent applications. In addition, we are pursuing method claims directed to use of our biomarkers in specific methods of diagnosis.

        As of October 31, 2007, we have 11 pending U.S. patent applications, three pending PCT applications and 11 additional pending patent applications outside the United States related to autoimmunity and transplant rejection. We currently hold three issued U.S. patents and one issued patent in each of New Zealand, Singapore, South Africa and Australia. Our two U.S. patents covering methods of diagnosing transplant rejection using, collectively between the two patents, 9 of the 11 informative genes measured in the AlloMap HTx test expire in 2021 and 2023. Our U.S. patent covering a method of diagnosing or monitoring an autoimmune or chronic inflammatory disease expires in 2022.

        We have developed trade secrets and know-how since our inception. These are found particularly in technical areas such as optimized systems for making precise and reproducible quantitative PCR measurements, and in the analysis of genomic data and algorithm development. We believe this knowledge, coupled with our intellectual property in areas of focus, provides us with a significant competitive advantage.

        In November 2004, we entered into a license agreement with Roche Molecular Systems, Inc., which was amended in December 2006 and in July 2007, that grants us the right to use PCR and quantitative real-time PCR for use in clinical laboratory services. This is a non-exclusive license agreement in the United States covering the claims in multiple Roche patents. The term of the agreement runs until such time as the last patent subject to the agreement which contains at least one valid claim covered by the licenses granted pursuant to the agreement expires. We may terminate the agreement without cause upon 30 days written notice. Under the terms of the agreement, we are required to report and pay royalties on products using the licensed intellectual property on a quarterly basis.

        In January 2007, we executed a license agreement with the University of Minnesota covering intellectual property developed at the university relating to the use of gene expression to assess the disease status of lupus patients. This license is an exclusive, worldwide license. The term of the agreement runs until such time as there are no remaining valid claims in our field of use under the patents which are licensed under the agreement and no patent application is pending. We may terminate the agreement without cause upon 60 days written notice. Under the terms of the agreement, we have made and will make certain payments to the University of Minnesota including royalties on our tests performed using the licensed intellectual property.

Competition

        Currently, our principal competition comes from existing diagnostic methods utilized by pathologists, which generally involve evaluating biopsy samples to determine the presence or absence of transplant rejection or disease activity. We are not aware of any other molecular diagnostics tests currently on the market for monitoring autoimmune conditions. We also compete with companies, such as Cylex, that offer tests or have conducted research relating to cell-mediated immunity.

        However, the field of gene-based molecular diagnostics is in its early stages. New companies and well established companies are devoting substantial resources to the application of molecular diagnostics to the treatment of medical conditions. Some of these companies may elect to develop and market molecular diagnostic tests for immune-mediated conditions. For example, SensiGen, a private development stage company, has announced an intention to develop molecular diagnostic tests for certain immune-mediated conditions, including lupus, and StageMark, a private development stage company, has announced an intention to develop diagnostic products to provide information on autoimmune and inflammatory conditions, including lupus. In addition, ongoing research into other means of reducing the risk of transplant rejection and the treatment of other immune-mediated conditions could reduce the need for molecular diagnostic tests for such conditions.

Reimbursement

        Payor coverage and reimbursement is essential to meeting our immediate objectives and long term commercial goals. An imperative for 2006 was to obtain Medicare coverage, since Medicare is the largest single payor and is often followed by other third-party payors for medical policy coverage decisions. Third-party payors, including Medicare, provide reimbursement based on a coverage policy or on a case-by-case basis through multiple classes of claims, ranging from claims that have been considered and approved on a system wide policy level, which claims are typically assigned a specific claim number for processing, to claims that are considered on an individual case-by-case basis, without the benefit of a pre-approval policy. Medicare coverage can result from a national coverage decision binding on all Medicare contractors, a local coverage decision, binding only in the issuing entity's area of authority, and individual consideration, where reimbursement decisions are made on a case-by-case basis. The National Heritage Insurance Company, the California Medicare contractor, has provided reimbursement for the AlloMap HTx test as of January 1, 2006. Palmetto GBA was awarded the contract by the Centers for Medicare & Medicaid Services, or CMS, to become the new Medicare contractor for California, which was scheduled to be fully implemented by June 2008. The award currently is being protested, but there can be no assurances that either the current contractor or a new contractor would retain existing reimbursement policies. To date, no National Coverage Decision or Local Coverage Decision has been issued with respect to the AlloMap HTx test. As described below, as a result of the recent determination by CMS, effective January 1, 2008, we will no longer be billing the

California Medicare contractor directly for all tests performed on Medicare patients, but will be evaluating each test on a case-by-case basis as to whether we can bill the California Medicare contractor directly, or whether the transplant center will have to bill its local Medicare contractor for reimbursement.

        Payment for clinical laboratory testing services may come from several sources, including commercial third-party payors, such as insurance companies and health maintenance organizations, government payors, such as Medicare and Medicaid, transplant centers and patients.

  Reimbursement Strategy

        To gain broad coverage and reimbursement, we are focusing on educating payors on the following AlloMap HTx test attributes:

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  Test Performance.    The AlloMap HTx test provides results that are reproducible, sensitive, accurate, noninvasive and specific to the patient's illness.

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  Clinical Utility.    Physicians are provided an AlloMap HTx score, an integer ranging from 0 to 40, which balances the contribution of each gene in the panel and correlates to immune system status. This score may change treatment and dosage decisions, which may increase the benefits of treatment while reducing its risks and costs.

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  Peer-reviewed Publication and Consistent Study Outcomes.    The positioning and messaging of published clinical data coupled with favorable coverage by Medicare establish a foundation to achieve our strategic goal. The findings of our CARGO study were published in the January 2006 American Journal of Transplantation. Two additional articles regarding data from the CARGO study have been accepted for publication in the Journal of Heart and Lung Transplantation in the first half of 2008. Physicians and payors often require one, and many require two or more, peer-reviewed publications to provide a basis for use and reimbursement decisions. We believe that additional publications would promote increased usage and reimbursement coverage.

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  Patient and Physician Demand.    Increasing awareness and demand in the heart transplant community for AlloMap HTx testing will be necessary for widespread payor adoption. Increased usage of the test by physicians can influence payors and facilitate the reimbursement decision process.

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  Improved Economics.    We have sponsored a third-party health-economic study which provides information to payors demonstrating the economic benefits that can result from the use of AlloMap HTx testing. This health economic analysis of AlloMap HTx testing was published in the American Journal of Transplantation in June, 2005.

        As a relatively new test, AlloMap HTx testing may be considered investigational by payors and not covered under their policies. Consequently, we have pursued case-by-case reimbursement and expect the test will continue to be reviewed on this basis until more clinical data are published. As more clinical data become available, we will pursue medical policy and coverage decisions with private and public payors. As of September 2007, we have contracts with four regional insurance carriers. As noted, where policies are not in place, we pursue case-by-case coverage and reimbursement. Through this process, as of September 30, 2007, over 250 payors have been billed for one or more AlloMap HTx tests. We estimate that it may take one to one and one half years to achieve successful coverage and reimbursement with a majority of these payors. However, we cannot predict whether, or under what circumstances, payors will cover and reimburse our tests. Payment amounts can also vary across individual policies. Denial or limitation of coverage by payors, or reimbursement at inadequate levels, would have a material adverse impact on market acceptance of our tests.

  Changes to our Direct Billing Procedures for Medicare Patients

        Since January 2006, we have billed, our California Medicare contractor directly for tests performed on specimens collected by transplant centers from registered outpatients. CMS recently determined that we would have to change our billing practices for registered outpatients. Tests performed on hospital or transplant center inpatients will continue to be billed directly by the hospital or transplant center. Based on our discussions with CMS, we sent a letter to CMS in September 2007 to confirm the following:

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  There will be a transition period through December 31, 2007, during which we will be permitted to continue billing our California Medicare contractor directly for tests performed on all transplant center outpatients;

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  Effective January 1, 2008, transplant centers will be required to bill their respective local Medicare contractor for any AlloMap HTx test performed on a blood specimen collected from a Medicare beneficiary during a transplant center visit when other services are provided by the center to the patient on the same day;

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  We can continue to bill our California Medicare contractor directly for tests performed on blood specimens collected while the beneficiary is a nonpatient, with the term nonpatient including any beneficiary whose blood specimen collection occurs in the transplant center at a time when no other services are provided to the beneficiary by the transplant center or whose blood specimen is collected outside the transplant center by non-center personnel.

        We have not received written confirmation from CMS of the approach set forth in our September 2007 letter. If CMS provides additional guidance that narrows the definition of a "nonpatient" beyond our current understanding, our ability to bill our Medicare provider directly for tests may be limited, our operations disrupted, and our operating results adversely affected.

        If transplant centers must bill Medicare for our test, they may also insist on billing other third-party payors for our test, as well. As a result, transplant centers would have to seek coverage and reimbursement for our tests from Medicare through their local Medicare contractor and from other third-party payors, many of whom do not have experience making coverage and reimbursement decisions on our test. Coverage and payment rates may be significantly impacted if we are no longer able to submit claims directly to the Medicare program or to private payors. These changes would require us to separately negotiate a payment rate for the AlloMap HTx test with each transplant center that uses our testing services, resulting in uncertainty with respect to the time required to complete such negotiations and the payment amount we would receive. These changes will also require us to educate transplant center administrators on handling reimbursement claims for our AlloMap HTx test and our future tests, if any.

        We are engaged in several short and long-term initiatives to help mitigate the disruptive impact of the CMS billing changes on our business. These initiatives include the amendment of our contracts with transplant centers and the exploration of alternative procedures for obtaining patient blood specimens. We are in discussions with most transplant centers currently using our AlloMap HTx tests regarding the amendment of existing contracts to give effect to the changes described in our September 2007 letter to CMS. These discussions are in the early stages and involve approximately 60 separate contracts. We may be unable to reach agreement with our transplant center customers to collect blood specimens in a manner that would allow us to directly bill our local Medicare contractor, and the transplant center may also decline to assume billing responsibility. In such cases, we expect to establish our own patient service centers, or engage third-party clinical laboratories in the vicinity of such transplant centers. Establishing our own service centers or engaging third parties to provide specimen collection services will take time to implement and may result in significant additional costs to us.

Regulation

  Clinical Laboratory Improvement Amendments of 1988

        As a clinical laboratory, we are required to hold certain federal, state and local licenses, certifications and permits to conduct our business. Under Clinical Laboratory Improvement Amendments of 1998, or CLIA, which is administered by the Centers for Medicare & Medicaid Services, or CMS, we are required to hold a certificate applicable to the type of work we perform and to comply with standards covering personnel, facilities administration, quality systems, proficiency testing and performance. Almost all clinical laboratories are subject to regulation under CLIA, which are designed to ensure that laboratory testing services on materials derived from the human body are accurate and reliable.

        We have a certificate of accreditation under CLIA to perform "high complexity" testing. Laboratories performing high complexity testing are required to meet more stringent personnel and quality system requirements than laboratories performing less complex tests. To renew our CLIA certificate, we are subject to survey and inspection every two years to assess compliance with program standards. The standards applicable to the testing which we perform may change over time. We were inspected and recertified under CLIA in February 2007 and we will be required to obtain recertification again in February 2009.

  California Laboratory Licensing

        In addition to federal certification requirements of laboratories under CLIA, licensure is required and maintained for our laboratory under California law. Such laws establish standards for the day-to-day operation of a clinical laboratory, including the training and skills required of personnel and quality control. In addition, California laws mandate proficiency testing, which involves testing of specimens that have been specifically prepared for the laboratory. If our laboratory is out of compliance with California standards, the California Department of Health Services, or DHS, may suspend, restrict or revoke our license to operate our laboratory; assess substantial civil money penalties; or impose specific corrective action plans.

  New York Laboratory Licensing

        Because we receive specimens from New York state, our clinical laboratory is required to be licensed by New York. We maintain such licensure for our laboratory under New York state laws and regulations, which establish standards for:

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  day-to-day operation of a clinical laboratory, including training and skill levels required of laboratory personnel;

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  physical requirements of a facility;

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  equipment; and

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  quality control.

        New York law also mandates proficiency testing for laboratories licensed under New York state law, regardless of whether or not such laboratories are located in New York. If a laboratory is out of compliance with New York statutory or regulatory standards, the New York State Department of Health may suspend, restrict or revoke the laboratory's New York license or assess civil money penalties. Statutory or regulatory noncompliance may result in a laboratory's being found guilty of a misdemeanor under New York law.

  Other States' Laboratory Testing

        Florida, Maryland, New Jersey and Pennsylvania require out-of-state laboratories which accept specimens from those states to be licensed. We have obtained licenses in those four states and believe we are in compliance with applicable licensing laws. It is possible that other states have such requirements or will have such requirements in the future. If we identify any other state with such requirements or if we are contacted by any other state advising us of such requirements, we intend to follow instructions from the state regulators as to how we should comply with such requirements.

  Food and Drug Administration

        The U.S. Food and Drug Administration, or FDA, regulates the design, testing, development, manufacture, safety, labeling, marketing, promotion, storage, sale and distribution of medical devices pursuant to its authority under the Federal Food, Drug and Cosmetic Act, or FFDCA. The FFDCA and its implementing regulations govern, among other things, the following activities relating to our medical devices: preclinical and clinical testing, design, manufacture, safety, efficacy, labeling, storage, record keeping, sales and distribution, postmarket adverse event reporting, import/export, and advertising and promotion. The FFDCA defines medical devices to mean, among other things, "an instrument, apparatus...in vitro reagent, or other similar or related article...intended for use in the diagnosis of disease or other conditions...." This broad definition includes in vitro diagnostic test kits, which are packaged with all necessary elements and instructions so they may be performed outside of the laboratory. The FDA has also asserted that it has the authority to regulate laboratory-developed tests, known as LDTs, as medical devices under the FFDCA. An LDT is a test developed by a single laboratory for use only in that laboratory, such as the AlloMap HTx test. However, FDA has traditionally chosen not to exercise its authority to regulate LDTs because it regulates the primary components in most laboratory-developed tests and because it believes that laboratories certified as high complexity under CLIA have demonstrated expertise and ability in test procedures and analysis.

        In September 2006, the FDA issued draft guidance on a subset of home brew tests known as "in vitro diagnostic multivariate index assays," or IVDMIAs. According to the draft guidance, IVDMIAs do not fall within the scope of LDTs over which FDA has exercised enforcement discretion because such tests incorporate complex and unique interpretation functions which require clinical validation. We believe that the AlloMap HTx test meets the definition of IVDMIA set forth in the draft guidance document. As a result, if the draft guidance is finalized, it is likely that the AlloMap HTx test and our future tests under development would become subject to FDA regulation as medical devices, requiring either 510(k) clearance or a PMA.

        The 510(k) Clearance and PMA Approval Processes.    We are considering early adoption of the proposed IVDMIA guidance by submitting the AlloMap HTx test for premarket review before the draft guidance is finalized. We held a meeting with the FDA in October 2007 to discuss a potential classification of the AlloMap HTx test as a Class II device and our intent to make a submission for 510(k) clearance for the device. Based on this meeting and a subsequent discussion with FDA, we believe the AlloMap HTx test will be subject to regulation as a Class II device. As contemplated by the draft guidance, currently marketed IVDMIAs that do not seek and obtain FDA clearance or approval within 18 months of publication of the final guidance document would be subject to enforcement action. We intend to submit a 510(k) premarket notification for the AlloMap HTx test. In the 510(k) clearance process, the FDA must determine that a proposed device is "substantially equivalent" to a device legally on the market, known as a "predicate" device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA approval pathway is much more rigorous and requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on data obtained in clinical trials. Both of these processes can be expensive and lengthy and entail significant user fees, unless exempt.

        In the event that the FDA does not clear our 510(k) pre-market notification for the AlloMap HTx test, based on our discussions with the FDA, we will then utilize a relatively new procedure for obtaining premarket clearance which was added by the Food and Drug Administration Modernization Act of 1997 for novel but low risk devices, known as "de novo classification." If the FDA denies 510(k) clearance of a device because it is novel and an adequate predicate device does not exist, classifying it as a Class III device requiring a PMA, the "de novo classification" procedure can be invoked to request that the FDA place the device in Class I or II despite the absence of a predicate device, based upon reasonable assurance that the device is safe and effective for its intended use. The de novo process requires that the 510(k) be filed with FDA and that a letter denying clearance be sent to the manufacturer. Upon formal denial, a request for de novo classification can be submitted to FDA. This pathway to market approximates the level of scrutiny in the 510(k) process but generally adds several months to the clearance process, because denial of 510(k) clearance is the first step. If the FDA grants the de novo request, the device is permitted to enter commercial distribution in the same manner as if 510(k) clearance had been granted and the device becomes a potential predicate device for any future device of that type for which 510(k) clearance is sought.

        After the FDA permits a device to enter commercial distribution, numerous regulatory requirements apply. These include the Quality System Regulation, or QSR, which imposes extensive design, testing, control, documentation and other quality assurance requirements on the manufacturers of medical devices; labeling regulations; the FDA's general prohibition against promoting products for unapproved or "off-label" uses; and the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to reoccur. The FDA has broad post-market and regulatory and enforcement powers. Failure to comply with applicable U.S. medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, consent decrees, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspension of production, the FDA's refusal to grant future premarket clearances or approvals, withdrawals or suspensions of current product applications, and criminal prosecution. If any of these events were to occur, they could have a material adverse effect on our business, financial condition and results of operations.

  Health Insurance Portability and Accountability Act

        Under the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, the U.S. Department of Health and Human Services, or HHS, has issued regulations to protect the privacy and security of protected health information used or disclosed by health care providers, such as us. HIPAA also regulates standardization of data content, codes and formats used in health care transactions and standardization of identifiers for health plans and providers. Penalties for violations of HIPAA regulations include civil and criminal penalties.

        We have developed policies and procedures to comply with these regulations by the respective compliance enforcement dates. The requirements under these regulations may change periodically and could have an effect on our business operations if compliance becomes substantially more costly than under current requirements.

        In addition to federal privacy regulations, there are a number of state laws governing confidentiality of health information that are applicable to our operations. New laws governing privacy may be adopted in the future as well. We have taken steps to comply with health information privacy requirements to which we are aware that we are subject. However, we can provide no assurance that we are or will remain in compliance with diverse privacy requirements in all of the jurisdictions in which we do business. Failure to comply with state privacy requirements could result in civil or criminal penalties, which could have a materially adverse impact on our business.

  Federal and State Self-referral Prohibitions

        We are subject to the federal self-referral prohibitions, commonly known as the Stark Law, and to similar state restrictions such as California's Physician Ownership and Referral Act, commonly known as PORA. Together these restrictions generally prohibit us from billing a patient or any governmental or private payor for any test when the physician ordering the test, or any member of such physician's immediate family, has an investment interest in, or compensation arrangement with, us, unless the arrangement meets an exception to the prohibition.

        Both the Stark Law and PORA contain an exception for compensation paid to a physician for personal services rendered by the physician, provided that certain conditions are satisfied. We have compensation arrangements with a number of physicians for personal services, such as speaking engagements and specimen tissue preparation. We have structured these arrangements with terms intended to comply with the requirements of the personal services exception to Stark and PORA. However, we cannot be certain that regulators would find these arrangements to be in compliance with Stark, PORA or similar state laws.

        Sanctions for a violation of the Stark Law include the following:

  •
  denial of payment for the services provided in violation of the prohibition;

  •
  refunds of amounts collected by an entity in violation of the Stark Law;

  •
  a civil penalty of up to $15,000 for each service arising out of the prohibited referral;

  •
  exclusion from federal healthcare programs, including the Medicare and Medicaid programs; and

  •
  a civil penalty of up to $100,000 against parties that enter into a scheme to circumvent the Stark Law's prohibition.

        These prohibitions apply regardless of the reasons for the financial relationship and the referral. No finding of intent to violate the Stark Law is required to commit a violation. In addition, knowing violations of the Stark Law may also serve as the basis for liability under the Federal False Claims Act.

        Further, a violation of PORA is a misdemeanor and could result in civil penalties and criminal fines. Finally, other states have self-referral restrictions with which we have to comply that differ from those imposed by federal and California law. While we have attempted to comply with the Stark Law, PORA and similar laws of other states, it is possible that some of our financial arrangements with physicians could be subject to regulatory scrutiny at some point in the future, and we cannot provide an assurance that we will be found to be in compliance with these laws following any such regulatory review.

  Federal and State Anti-kickback Laws

        Federal Anti-kickback Law makes it a felony for a provider or supplier, including a laboratory, to knowingly and willfully offer, pay, solicit or receive remuneration, directly or indirectly, in order to induce business that is reimbursable under any federal health care program. A violation of the Anti-kickback Law may result in imprisonment for up to five years and/or criminal fines of up to $25,000, civil assessments and fines up to $50,000 and exclusion from Medicare, Medicaid and other federal health care programs.

        Actions that violate the Anti-kickback Law or similar laws may also involve liability under the Federal False Claims Act, which prohibits the knowing presentation of a false, fictitious or fraudulent claim for payment to the U.S. Government. Actions under the False Claims Act may be brought by the Department of Justice or by a private individual in the name of the government and may result in treble damages.

        Although the Anti-kickback Law applies only to federal health care programs, a number of states, including California, have passed statutes substantially similar to the Anti-kickback Law pursuant to which similar types of prohibitions are made applicable to all other health plans and third-party payors. California's Anti-Fee-Splitting Statute, commonly referred to as Section 650 (Cal. Bus. & Prof. Code Sect. 650), has been interpreted by the California Attorney General and California courts in substantially the same way as the HHS and the courts have interpreted the Anti-kickback Law. A violation of Section 650 is punishable by imprisonment and fines of up to $50,000.

        Federal and state law enforcement authorities scrutinize arrangements between health care providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to induce patient care referrals and opportunities. The law enforcement authorities, the courts and Congress have also demonstrated a willingness to look behind the formalities of a transaction to determine the underlying purpose of payments between health care providers and actual or potential referral sources. Generally, courts have taken a broad interpretation of the scope of the Anti-kickback Law, holding that the statute may be violated if merely one purpose of a payment arrangement is to induce future referrals.

        Recognizing that the Anti-Kickback Law is broad and may technically prohibit many innocuous or beneficial arrangements within the health care industry, the U.S. Department of Health and Human Services has issued a series of regulatory "safe harbors." These safe harbor regulations set forth certain provisions which, if met, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Law. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Law, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Law will be pursued. There are no safe harbors to California's Section 650.

        Among the safe harbors that may be relevant to us is the discount safe harbor. The discount safe harbor applies to discounts provided by providers and suppliers, including laboratories, to clients with respect to Medicare, Medicaid, private pay or HMO patients, where the referring physician bills the payor for the test, not when the service provider bills the payor directly. If the terms of the discount safe harbor are met, the discounts will not be considered prohibited remuneration under the Anti-kickback Law.

        California does not have a discount safe harbor. However, certain licensees, such as hospitals or physicians, may only markup laboratory tests purchased by those licensees from a laboratory if certain disclosures are made to patients and third-party payors regarding the markup. Therefore, if and when we elect to offer discounts to California customers, including any hospital or physician, such discounts would not likely be viewed by regulators as prohibited under Section 650 because the markup would be disclosed by the customer to its buyer under California's markup laws. In contrast, any such discounts provided by us to our non-California customers would have to be analyzed under California's Section 650.

        The personal services safe harbor to the Anti-kickback Law provides that remuneration paid to a referral source for personal services will not violate the Anti-kickback Law provided all of the elements of that safe harbor are met. One element is that, if the agreement is intended to provide for the services of the physician on a periodic, sporadic or part-time basis, rather than on a full-time basis for the term of the agreement, the agreement specifies exactly the schedule of such intervals, their precise length, and the exact charge for such intervals. Our personal services arrangements with some physicians did not meet the specific requirement of this safe harbor that the agreement specify exactly the schedule of the intervals of time to be spent on the services because the nature of the services, for example, speaking engagements, does not lend itself to exact scheduling and therefore meeting this element of the personal services safe harbor is impractical. Failure to meet the terms of the safe harbor does not necessarily render an arrangement illegal. Rather, an arrangement would not have the protections of the safe harbor if challenged by a regulator and, if necessary, the parties might be required to demonstrate why the arrangement does not violate the Anti-kickback Law.

        While we believe that we are in compliance with the Anti-kickback Law and Section 650, there can be no assurance that our relationships with physicians, hospitals and other customers will not be subject to investigation or a successful challenge under such laws. If imposed for any reason, sanctions under the Anti-kickback Law and Section 650 could have a negative effect on our business.

  Other Federal Fraud and Abuse Laws

        In addition to the requirements that are discussed above, there are several other health care fraud and abuse laws that could have an impact on our business. For example, provisions of the Social Security Act permit Medicare and Medicaid to exclude an entity that charges the federal health care programs substantially in excess of its usual charges for its services. The terms "usual charge" and "substantially in excess" are ambiguous and subject to varying interpretations.

        Further, the Federal False Claims Act prohibits a person from knowingly submitting a claims or making a false record or statement in order to secure payment by the federal government. In addition to actions initiated by the government itself, the statute authorizes actions to be brought on behalf of the federal government by a private party having knowledge of the alleged fraud. Because the complaint is initially filed under seal, the action may be pending for some time before the defendant is even aware of the action. If the government is ultimately successful in obtaining redress in the matter or if the plaintiff succeeds in obtaining redress without the government's involvement, then the plaintiff will receive a percentage of the recovery. Finally, the Social Security Act includes its own provisions that prohibit the filing of false claims or submitting false statements in order to obtain payment. Violation of these provisions may result in fines of up to three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim, imprisonment or both, and possible exclusion from Medicare or Medicaid.

        Finally, in addition to the privacy and security regulations stated above, HIPAA created two new federal crimes; healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

Employees

        As of October 31, 2007, we had a total of 117 employees, consisting of 27 employees in sales and marketing, 70 employees in research and development, including clinical, quality control and regulatory affairs, and 20 employees in general and administrative functions. All of these employees are located in the United States. From time to time we also employ independent contractors, consultants and temporary employees to support our operations. None of our employees are subject to collective bargaining agreements. We have never experienced a work stoppage and believe that our relations with our employees are good.

Properties

        Our headquarters in Brisbane, California comprise approximately 46,000 square feet of leased space, which includes office space, our clinical laboratory and our research and development laboratories. The lease agreement for the Brisbane facility expires on October 31, 2013. We hold two consecutive options to extend the term of this lease by three years each. We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities are available for lease to meet future needs.

Legal Proceedings

        From time to time, we may be party to lawsuits in the ordinary course of business. We are currently not a party to any material legal matters.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information regarding our executive officers and directors as of October 31, 2007:

Name	Age	Position
Pierre Cassigneul	54	President, Chief Executive Officer and Director
Vikram Jog	51	Chief Financial Officer
James P. Yee, M.D., Ph.D.	58	Chief Medical Officer
Tod Klingler, Ph.D.	43	Vice President, Information Sciences
Tammy Reilly	45	Vice President, Commercial Operations
Dirk Lammerts, M.D.	46	Vice President, Corporate Development
Mitchell J. Nelles, Ph.D.	54	Vice President, Research and Development and Technical Operations
Brook Byers(1)(2)	62	Chairman and Director
Peter Altman, Ph.D.(2)(3)	41	Director
G. Steven Burrill(3)	63	Director
Fred Cohen, M.D., D. Phil.(1)	51	Director
Vijay Lathi(3)	33	Director
David Levison	47	Director
Ralph Snyderman, M.D.(1)(2)	67	Director

(1)
Member of compensation committee.

(2)
Member of nominating and governance committee.

(3)
Member of audit committee.

Executive Officers

        Pierre Cassigneul has served as our President, Chief Executive Officer and a member of our board of directors since September 2003. From November 2002 to August 2003, Mr. Cassigneul was an Operating Partner at Stone Bridge Management, a consulting firm. From February 2001 to July 2002, Mr. Cassigneul was Vice President of Diabetes Management at Becton Dickinson & Co., a medical technology company. Mr. Cassigneul holds a Management degree from the Ecole Superieure de Commerce de Reims, France.

        Vikram Jog has served as our Chief Financial Officer since April 2005. From March 2003 to April 2005, Mr. Jog was Vice President of Finance for Applera, a diagnostics company, and its related businesses Celera Genomics and Celera Diagnostics. From April 2001 to March 2003, Mr. Jog was Vice President of Finance for Celera Diagnostics prior to its reorganization into Applera. Mr. Jog holds a Bachelor of Commerce degree from Delhi University and an M.B.A. from Temple University. Mr. Jog is a member of the American Institute of Certified Public Accountants.

        James P. Yee, M.D., Ph.D. has served as our Chief Medical Officer since August 2006. From January 2003 to June 2006, Dr. Yee was Vice President and Head of Development for Celera Genomics, a diagnostics company. From June 1995 to December 2002, he was Vice President of Preclinical and Clinical Development at Roche Bioscience, a pharmaceutical company. Dr. Yee holds a B.S. in Electrical Engineering and Computer Science and a Ph.D. in Biophysics from the University of California at Berkeley, and an M.D. from the University of California, Los Angeles School of Medicine.

        Tod Klingler, Ph.D. has served as our Vice President, Information Sciences since March 2004. From March 2003 to March 2004, Dr. Klingler was Vice President of Information Sciences for Synergenics, a biotechnology incubator. Dr. Klingler served as a founder of Prospect Genomics, a leader in high throughput, computational approaches to drug discovery, from January 2000 to May 2001, when it was acquired by Structural GenomiX. Following the acquisition of Prospect Genomics by Structural GenomiX, Dr. Klingler served as Senior Director of Computation Programs at Structural GenomiX until December 2002. Dr. Klingler holds a B.S. in Mathematical and Computational Sciences and Biological Sciences and a Ph.D. in Medical Information Sciences, with a concentration in Bioinformatics/Biochemistry, from Stanford University.

        Tammy Reilly has served as our Vice President, Commercial Operations since October 2004. From July 2001 to September 2004, Ms. Reilly was Vice President of Oncology and Dermatology at Roche Pharmaceuticals, a global pharmaceutical company, where she oversaw marketing and sales in both areas. Ms. Reilly holds a B.S. in Elementary School and Special Education and an M.B.A. from the University of Delaware.

        Dirk Lammerts, M.D. has served as our Vice President, Corporate Development since January 2007. From August 2006 to December 2006, Dr. Lammerts was Chief Executive Officer and President of 4Dx Molecular Diagnostics, a biotechnology company. From December 2001 to May 2006, Dr. Lammerts was Vice President of Molecular Diagnostics at Affymetrix, a biotechnology company. Dr. Lammerts holds a M.D. from the University of Duesseldorf Medical School in Germany and trained in Neurology at the University of Cologne Medical Center.

        Mitchell Nelles, Ph.D. has served as our Vice President, Research and Development and Technical Operations since December 2006. From August 2003 to October 2006, Dr. Nelles was Vice President of North America Research and Development at bioMerieux, an in vitro diagnostics company. From December 2001 to July 2003, Dr. Nelles was Vice President of Research and Development at TriPath Oncology, a subsidiary of TriPath Imaging, a company that develops, manufactures, markets and sells solutions to improve the clinical management of cancer. Dr. Nelles holds a B.A. in Biological Sciences from Rutgers College, a Ph.D. in BioMedical Sciences (Immunology) from the University of Texas, Health Sciences Center at Dallas, and has completed postdoctoral training in Immune Regulation at Brandeis University.

Directors

        Brook Byers has served as Chairman and member of our board of directors since January 2003. Mr. Byers has been a Partner with Kleiner Perkins Caulfield & Byers, a venture capital firm, since 1977. Mr. Byers currently serves on the board of a publicly-held company, Genomic Health, a life science company. He also serves on the boards of several privately-held companies. Mr. Byers holds a B.E.E. in Electrical Engineering from the Georgia Institute of Technology and an M.B.A. from Stanford University.

        Peter Altman, Ph.D. has served as a member of our board of directors since 1998. Dr. Altman also served as our founding President and Chief Executive Officer from 1998 to 2003. Dr. Altman has been President and Chief Executive Officer of BioCardia, a developer of cardiovascular biotherapeutic delivery systems, since 2002. He has also served as acting Chief Executive Officer and a member of the board of directors of Lumen Therapeutics, a development-stage biopharmaceutical company, from 2004 to 2005. Dr. Altman holds a B.S. and M.S. in Mechanical Engineering from the Columbia University, a Management of Technology certificate from the University of California at Berkeley, Haas School of Business, and a Ph.D. in Bioengineering from the University of California, San Francisco and University of California at Berkeley.

        G. Steven Burrill has served as a member of our board of directors since May 2007. Mr. Burrill has been the Chief Executive Officer and owner of Burrill & Company, a venture firm, since January 1997. Mr. Burrill currently serves on boards of three publicly held companies, DepoMed, a specialty pharmaceutical company focused on drug delivery, Targacept, a clinical-stage biopharmaceutical company, and Pharmasset, a clinical-stage pharmaceutical company. He also serves on the boards of several privately-held companies and non-profit companies. Mr. Burrill holds a B.B.A. in Accounting and Finance from the University of Wisconsin.

        Fred Cohen, M.D., D. Phil. has served as a member of our board of directors since January 2003. Dr. Cohen has been a Partner and Managing Director at TPG (Texas Pacific Group) Ventures since October 2001. He has held the position of Professor of Cellular and Molecular Pharmacology at the University of California, San Francisco since July 1988. Dr. Cohen currently serves on the boards of two publicly-held companies, Genomic Health, a gene expression company focused on cancer, and Matrix Laboratories, a public limited company in India and manufacturer of active pharmaceutical ingredients and solid oral dosage forms. Dr. Cohen also serves on the boards of several privately-held companies. Dr. Cohen holds a B.S. in Molecular Biophysics and Biochemistry from Yale University, a D.Phil. in Molecular Biophysics from Oxford, where he was a Rhodes Scholar, and an M.D. from Stanford University.

        Vijay Lathi has served as a member of our board of directors since October 2004. Mr. Lathi has been a Managing Director of New Leaf Venture Partners, a venture capital and investment firm and spin-out from the Sprout Group, since July 2005. From July 2003 to July 2005, he was a Partner at Credit Suisse/Sprout Group, a venture capital investment firm he joined in January 1998. Mr. Lathi currently serves on the board of a publicly-held company, SGX. He also serves as a member of the boards of several privately-held companies. Mr. Lathi holds a B.S. in Chemical Engineering from the Massachusetts Institute of Technology and an M.S. in Chemical Engineering from Stanford University.

        David Levison has served as a member of our board of directors since January 2003. Mr. Levison also served as our interim President and Chief Executive Officer from January 2003 to September 2003. Mr. Levison has been the President and Chief Executive Officer of CardioDx, a personalized medicine company since September 2004 and has been a Venture Partner and an Operating Partner at TPG Ventures since March 2002. Mr. Levison holds a B.S. in Economics from Williams College and an M.B.A. from Stanford University.

        Ralph Snyderman, M.D. has served as a member of our board of directors since April 2005. Dr. Snyderman has held the position of Chancellor Emeritus at Duke University since July 2004. From January 1989 to June 2004, he served as Chancellor for Health Affairs at the Duke University School of Medicine. Dr. Snyderman currently serves on the boards of two publicly-held companies, Procter and Gamble, a multinational manufacturer of personal care and household cleaning products and prescription drugs, and LifeMasters, a disease management company. He also serves on the board of a privately-held company. Dr. Snyderman holds a B.S. in Pre-Medical Studies from Washington College, an M.D. from the State University of New York, Downstate Medical Center, and completed an internship and residency in Medicine at Duke University.

Board of Directors

        Our board of directors currently consists of eight directors, two of whom, G. Steven Burrill and Vijay Lathi, were elected as directors pursuant to a voting agreement among us and certain of our stockholders that will terminate upon the completion of the offering made by this prospectus. Mr. Byers is currently Chairman of our board of directors.

        Upon completion of this offering, our bylaws will be amended and restated to provide that the authorized number of directors may be changed only by resolution of the board of directors. Upon the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or until their earlier death, resignation or removal. Our directors have been divided among the three classes as follows:

  •
  Class I directors will be Dr. Altman, Mr. Lathi and Mr. Levison, and their terms will expire at the annual meeting of stockholders to be held in 2008;

  •
  Class II directors will be Mr. Burrill, Dr. Cohen and Dr. Snyderman, and their terms will expire at the annual meeting of stockholders to be held in 2009; and

  •
  Class III directors will be Mr. Byers and Mr. Cassigneul, and their terms will expire at the annual meeting of stockholders to be held in 2010.

        This classification of our board of directors, together with the ability of our stockholders to remove our directors only for cause and the inability of stockholders to call special meetings, may have the effect of delaying or preventing a change in control or management. See "Description of Capital Stock — Anti-takeover Provisions" for a discussion of other anti-takeover provisions found in our certificate of incorporation.

        Our board of directors reviews at least annually the independence of each director. During these reviews, our board will consider transactions and relationships between each director (and his or her immediate family and affiliates) and our company and its management to determine whether any such transactions or relationships are inconsistent with a determination that the director is independent.

        We believe that the composition of our board of directors meets the requirements for independence under the current requirements of the NASDAQ Stock Market. As required by the NASDAQ Stock Market, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. We intend to comply with future governance requirements to the extent they become applicable to us.

Corporate Governance

        We believe that good corporate governance is important to ensure that, as a public company, we will be managed for the long-term benefit of our stockholders. In preparation for the offering being made by this prospectus, we and our board of directors have been reviewing the corporate governance policies and practices of other public companies, as well as those suggested by various authorities in corporate governance. We have also considered the provisions of the Sarbanes-Oxley Act and the rules of the SEC and the NASDAQ Stock Market.

        Based on this review, our board of directors has taken steps to implement many of these provisions and rules. In particular, we have established and adopted charters for the audit committee, compensation committee and nominating and corporate governance committee, as well as a code of business conduct and ethics applicable to all of our directors, officers and employees. Our committee charters and code of business conduct and ethics will be posted on our website at www.xdx.com upon the consummation of this offering.

Board Committees

        Our board of directors has established a standing audit committee, compensation committee, and nominating and governance committee. Our board has determined and will review at least annually the independence of the members of each of these standing committees as defined under the rules of the NASDAQ Stock Market and, in the case of the audit committee, the independence requirements contemplated by Rule 10A-3 under the Exchange Act.

  Audit Committee

        Dr. Altman, Mr. Burrill and Mr. Lathi serve on our audit committee. Mr. Lathi serves as chair of the audit committee and as the audit committee financial expert within the meaning of the regulations of the SEC. Our board has met and formally determined that all members of the audit committee meet the composition requirements of the NASDAQ Stock Market, including the requirements regarding independence, financial literacy and financial sophistication. The audit committee's primary responsibilities include:

  •
  appointing, approving the compensation of, and assessing the qualifications and independence of our independent registered public accounting firm, which currently is PricewaterhouseCoopers LLP;

  •
  overseeing the work of our independent registered public accounting firm, including the receipt and assessment of reports from the independent registered public accounting firm;

  •
  reviewing, discussing and meeting independently with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

  •
  preparing the audit committee report required by SEC rules to be included in our annual proxy statements;

  •
  monitoring our internal control over financial reporting, disclosure controls and procedures;

  •
  reviewing our risk management status;

  •
  establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns; and

  •
  monitoring compliance with the code of ethics for financial management.

        All audit and non-audit services must be approved in advance by the audit committee. Our board of directors has adopted a written charter for the audit committee which will be available on our website at www.xdx.com upon the completion of this offering.

  Compensation Committee

        Mr. Byers, Dr. Cohen and Dr. Snyderman serve on our compensation committee. Dr. Cohen serves as the chair of the compensation committee. The compensation committee's responsibilities include:

  •
  annually reviewing and approving, or making recommendations to our board of directors with respect to, corporate goals and objectives relevant to compensation of our chief executive officer;

  •
  determining, or making recommendations to our board of directors with respect to, the compensation of our chief executive officer;

  •
  reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

  •
  overseeing an evaluation of our senior executives; and

  •
  overseeing and administering, or making recommendations to our board of directors with respect to, our cash and equity incentive plans.

        The chief executive officer makes compensation recommendations for our other executive officers and initially proposes the corporate and departmental performance objectives for each to the compensation committee. From time to time, the compensation committee may use outside compensation consultants to assist it in analyzing our compensation programs and in determining appropriate levels of compensation and benefits, although the compensation committee has not used the services of a compensation consultant to date. For more information on the processes and procedures followed by the compensation committee for the consideration and determination of executive compensation see the section entitled "Compensation Discussion and Analysis." Our board of directors has adopted a written charter for the compensation committee which will be available on our website at www.xdx.com upon the completion of this offering.

  Nominating and Governance Committee

        Dr. Altman, Mr. Byers and Dr. Snyderman serve on our nominating and governance committee. Dr. Snyderman serves as the chair of the nominating and governance committee. The nominating and governance committee's responsibilities include:

  •
  identifying individuals qualified to become members of our board of directors;

  •
  recommending to our board the persons to be nominated for election as directors and to each of our board's committees;

  •
  reviewing and making recommendations to our board with respect to management succession planning;

  •
  developing, updating and recommending to our board corporate governance principles and policies;

  •
  overseeing the evaluation of our board; and

  •
  reviewing and making recommendations to our board with respect to director compensation.

        Our board of directors has adopted a written charter for the nominating and governance committee which will be available on our website at www.xdx.com upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serve as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. None of the current members of the compensation committee of our board has ever been one of our employees.

Director Compensation

        Following the completion of this offering, each non-employee director shall receive an annual cash retainer of $25,000 per year. In addition, the chairperson of our audit committee will receive an additional cash retainer of $10,000 per year and the chairperson of our compensation committee will receive an additional cash retainer of $5,000 per year. Prior to this offering, we have not provided our directors with any compensation in connection with their service on our board of directors, with the exception of an option grant of 80,000 shares to Ralph Snyderman.

        Each of our non-employee directors will be granted an option to purchase 20,000 shares of our common stock upon the completion of this offering. Any non-employee director who first becomes a member of our board of directors after the completion of this offering will also be granted an option to purchase 20,000 shares of our common stock. These options will vest monthly over a four year period. After the completion of this offering, each non-employee director that has been a director for at least six months that continues as a non-employee director will be entitled to receive an annual option grant to purchase 10,000 shares of our common stock. These options will vest monthly over a one year period. Each such option will have an exercise price equal to the price of the last trade of our common stock on the date of grant and will have a ten-year term subject to earlier termination in connection with a termination of directorship.

Executive Compensation

  Compensation Discussion and Analysis

        Our executive compensation program is designed to help us attract talented individuals to manage and operate all aspects of our business, to reward those individuals fairly over time, and to motivate and retain those individuals who continue to meet our expectations. The goals of our executive compensation program are to align our executive officers' compensation with our business objectives and the interests of our stockholders, to incentivize and reward our executive officers for our success, and to reflect the teamwork philosophy of our executive management team. Our business objectives include (i) the development of gene expression diagnostics for immune-mediated conditions that provide useful and timely information to physicians and patients, (ii) increasing usage of our tests by existing users, (iii) engaging additional physicians and treatment centers to our tests and (iv) obtaining favorable reimbursement policies and procedures from private and public payors. We set individual performance targets for each of our executive officers that, collectively, are designed to achieve our overall business objectives, and our executive officers are compensated based in part on their achievement of their respective individual targets and achievement of our overall business objectives. Our executive compensation program is intended to make us competitive in our industry, where there is significant competition for talented employees, and to be fair relative to other professionals currently within our organization. We believe that we must provide competitive compensation packages to attract and retain executive officers and to help our management function as a stable team over the longer term.

  Compensation Philosophy

        We are committed to attracting, hiring and retaining an experienced management team. Our fundamental executive compensation philosophy is to provide our executive officers with compensation comparable to other biotech companies in our region based upon their contributions to the development of our business, including our development progress, test adoption, revenue growth and long-term interests of our stockholders. We intend to make each executive officer's total compensation contingent upon both our overall company performance in achieving our business objectives and each executive officer's individual performance relative to his or her individual performance targets. The compensation package for each executive officer is mainly comprised of a base salary that reflects individual experience and performance and stock-based incentive awards, which have historically been made every four years to reward long-term performance and align the mutuality of interests between our executive officers and our stockholders. In some rare cases, we have also awarded discretionary cash bonuses in extraordinary circumstances. We expect to make increasing use of discretionary cash and/or equity-based bonuses in the future to reward officers that meet or exceed their individual targets. We have also used cash signing bonuses in connection with the hiring of certain executive officers.

  Compensation Determination Process and Components

        Our compensation committee's current intent is to perform at least annually a review of our executive officers' overall compensation packages to determine whether they provide adequate incentives and motivation and whether they adequately compensate our executive officers relative to comparable officers in other companies with which we compete for executives. To date, our compensation committee has conducted an annual analysis of the salary and equity compensation in the form of stock options of our executive officers, and established general guidelines for employee compensation. Historically, most elements of executive compensation have been considered and approved by our board of directors, excluding executive members of the board. Following this offering, we expect our compensation committee to play a greater role in considering executive compensation and making recommendations to the board. We expect that most executive compensation decisions will continue to be made by the board, based on recommendations of the compensation committee, with executive members of our board excusing themselves from board deliberations regarding executive compensation.

        Individual performance targets for our executive team and each executive officer are typically formulated by our chief executive officer after consultation with other members of our executive team and proposed to our board prior to the start of each year. Those targets are then considered by the board, modified and approved at the start of each year, with our chief executive officer participating in decisions regarding targets for each executive officer other than himself. Each of our executive officers completes a self-assessment at the end of each year based on the targets that were approved by our board in January. Our chief executive officer provides the compensation committee with self-assessments for each executive officer, including his own. Our chief executive officer also provides the compensation committee with his assessment of each executive officer's performance based on the targets that were approved by our board in January along with a recommended salary, stock option and, in some cases, bonus package for each executive officer, excluding his own. The compensation committee typically considers self-evaluations, chief executive officer reviews and compensation recommendations from the chief executive officer, which the compensation committee may, but is not required, to follow. Our compensation committee then recommends salaries, bonuses and equity compensation for our executive officers on an individual basis. Such recommendations are then considered by the board, excluding executive members of the board, in making salary, bonus and equity compensation decisions for our executive officers. To date, our chief executive officer has participated in compensation committee and board meetings to present his reviews and recommendations with respect to the other executive officers. However, our chief executive officer does not participate in board or compensation committee deliberations regarding executive compensation, nor does he participate in actual decision making regarding executive compensation. Our chief executive officer does not make a recommendation regarding his own compensation and, other than delivering his own self-assessment at the end of each year, he does not have further input on the determination of his compensation. Other executive officers do not participate in compensation committee meetings or board meetings regarding executive compensation.

        In setting compensation for our executive officers in 2006, we set the base salaries of our executive officers at the 40th to 50th percentile of salaries of executives with similar roles at comparable biotech and infotech companies in the United States, and equity incentive compensation at the 50th to 60th percentile of such companies. Historically, equity compensation has been granted in connection with the hiring of an executive officer and not on an annual basis. Our choice of the foregoing percentiles reflects consideration of our stockholders' interests in attracting and retaining talented employees and paying what was necessary, but not significantly more than necessary, to achieve our corporate goals, while conserving cash and equity as much as practicable.

        Our board and compensation committee relied in part on the Radford Global Life Sciences Survey and the Thelander Pre-IPO Compensation Survey in setting base salaries and equity compensation for our executive officers. These surveys provide median base salary and incentive compensation amounts for various types of companies in specified industries. We considered the median amounts reported in the survey for biotech and infotech companies in the United States as we believed these categories most closely matched our company. These surveys included companies that we consider close comparables, such as CardioDx, Cell Biosciences, Precision Therapeutics, TransMedics and U.S. Genomics, although specific compensation data for each of these companies was not included in the surveys. The surveys and their reported averages also included many companies with revenue that was much higher than ours, companies outside of our geographic region and companies outside the molecular diagnostics industry. We believe that the Radford survey is a commonly-used resource for private technology companies in our geographic area. Because the surveys reported information on a median basis and included companies that were not necessarily comparable to ours, we also evaluated compensation information reported by a group of public companies that pioneered new solutions in the biotech industry, operate in the molecular diagnostics space or had recently completed an initial public offering. These public companies consisted of Genomic Health, Myriad Genetics, Affymetrix, bioMerieux, Celera Diagnostic, Digene and Nanogen. We used this information to help confirm that the averages reported by the surveys were in fact representative of companies we considered comparable.

  Allocation of Compensation Components

        Our executive officers' compensation has historically included three primary components—base salaries, stock option awards and, to a lesser extent, cash bonuses. We view each of these components of compensation in examining the total compensation packages of our executive officers. We determine the appropriate level for each compensation component based on information from third-party compensation surveys regarding base salary and equity compensation at other biotechnology, as well as information technology companies, our view of internal equity and consistency and overall company and individual performance. Except as described below, our compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid-out compensation, between cash and non-cash compensation or among different forms of non-cash compensation. Historically, we have provided cash compensation in the form of base salary approximately equal to the 40th to 50th percentile of salaries at other biotech and information technology companies in the United States, but we have not awarded year end cash bonuses to date, with the exception of a $10,000 cash bonus awarded to Ms. Tammy Reilly, our Vice President, Commercial Operations, for 2006.

  Individual Performance Targets

        For our fiscal year ended December 31, 2006, individual performance targets for our executive officers included a combination of specific growth metrics, such as the number of tests performed, number of tests paid for and average unit price; the achievement of certain milestones, such as the completion of certain studies and the submission of manuscripts for publication; the completion of specific tasks, such as the identification of new facilities and planning and executing our facilities move, including validation of our new laboratory; and achievement of certain financial metrics, such as maintaining expenses within approved budgets. For 2006, individual performance targets for Pierre Cassigneul, our President and Chief Executive Officer, consisted of the overall business objectives set forth above, targets for Vikram Jog, our Chief Financial Officer, consisted of enhancing our internal controls and procedures, implementing our new accounting system and establishing processes and procedures for planning, budgeting and forecasting, targets for Tammy Reilly, our Vice President of Commercial Operations, consisted of achieving a target number of tests, obtaining reimbursement approval and positive coverage decisions from specific payors, delivery of presentations to patient advisory groups and launching specific marketing and publication efforts, and targets for Tod Klinger, our Vice President, Information Sciences, consisted of supporting the successful development and commercialization of our AlloMap HTx test through communication and continued development, including follow-on studies and publications, and continuing to build on our information and science personnel and technologies. Individual performance targets for 2006 were not set for James Yee, our Chief Medical Officer, because he joined us in August 2006. The weighting of individual performance targets and overall business objectives in setting compensation for each officer was determined at the discretion of the compensation committee and board, without express assignment of weights to each target or objective.

        The compensation committee has the authority to use outside compensation consultants to assist it in analyzing our compensation programs and determining appropriate levels of compensation and benefits or to retain outside counsel and other advisors to assist it in the performance of its functions.

The decision to retain consultants and, if so, which consultants to retain, is made solely by the compensation committee. The compensation committee has not used the services of a compensation consultant to date; however, it will continue to consider the need to retain a compensation consultant following this offering, and anticipates using the services of a compensation consultant in the future.

  Base Salary

        We fix executive officer base compensation at a level that we believe enables us to hire and retain individuals in a competitive environment, based on reported compensation levels for similar positions at other biotech and information technology companies in our geographic area and reward individual performance relative to individual performance targets and contribution to our overall business objectives set forth above. In setting the compensation of our executive officers for 2006 and 2007, our board and compensation committee considered the achievement or progress made toward individual performance targets and overall business objectives in a subjective and qualitative manner and did not apply specific formulas to make executive compensation decisions. In January 2007, the compensation committee reviewed each individual's experience, each individual's performance during the prior year, market factors including the salary levels of comparable positions in the biotech and information technology industries using third-party survey information, including the Radford survey and the Thelander report, and other publicly available data of comparable companies. In 2007, following the year end performance and compensation review, the fiscal 2007 salaries of our executive officers were increased an average of 3.5%, with our chief executive officer receiving an increase of 4%. These increases were based primarily upon achievement of individual targets and overall business objectives for 2006 and the board's desire to keep base salaries for our executive officers at levels approximately equal to the average salaries for such officers at other biotech and information technology companies in the United States.

  Stock Options and Equity Awards

        Our 1998 Stock Plan allowed us the opportunity to grant stock options, restricted stock and other equity-based awards. Historically, long-term incentives in the form of stock options were awarded to our executive officers at the discretion of our board. We expect all future stock options and other equity compensation awards for our executive officers to be reviewed and approved by the compensation committee or the non-employee members of our board. To date, equity compensation to our executive officers has been limited to stock options.

        Our stock option grants are designed to align the long-term interests of each executive officer with those of our stockholders by providing executive officers with an incentive to manage our business from the perspective of an owner with an equity stake in the business. The board and compensation committee have used stock options, rather than other forms of long-term incentives, because they create value for the executive only if stockholder value is increased through an increased share price. In general, we view stock option grants as incentives for future performance and not as compensation for past accomplishments. We also believe that equity awards reward continued employment by an executive officer, with an associated benefit to us of employee continuity and retention.

        Executive officers are granted stock options at the time they commence their employment with us. Historically, new hire grants have taken place at regularly scheduled board meetings. In the future, we expect new hire grants to be considered and approved at regularly scheduled meetings of the compensation committee or the board. Executive officers are also eligible for grants thereafter, which have historically occurred once every four years. Stock options granted to our executive officers generally vest twenty-five percent on the first anniversary of the date of hire, and then 1/36th per month of the remaining unvested shares for 36 months thereafter, subject to continued employment. In the case of Mr. Jog, our Chief Financial Officer, options granted to him upon commencement of his employment vest at the rate of 1/48th per month over a period of four years beginning April 18, 2005, subject to his continued employment. Stock option grants are made with an exercise price equal to the fair market value of our common stock on the date of grant, which, following this offering, is expected to equal the closing price of our common stock on the NASDAQ Global Market on the date of grant. The board of directors has not awarded stock options according to a prescribed formula or target. In determining the number of stock options granted to individuals and to the officers as a group, our board has historically considered, and our compensation committee intends to consider, individual experience with us and prior to joining us, contributions to our company in terms of helping us achieve our overall business objectives and individual achievements relative to each officer's individual performance targets for the year, practices at comparable companies as reported in the Radford survey and the Thelander report, as well as the recommendations of our chief executive officer for executive officers excluding himself.

        In 2006, our executive officers were awarded stock options as described under the Grants of Plan Based Awards table. The option granted to Mr. Cassigneul in 2006 to purchase 500 shares of our common stock was approved by the board pursuant to Mr. Cassigneul's initial employment offer letter with us because it was determined that the option previously granted to Mr. Cassigneul was 500 shares lower than the grant Mr. Cassigneul is entitled to pursuant to his offer letter. The option granted to Mr. Yee in 2006 was granted pursuant to his employment offer letter with us as his initial option grant.

        Prior to the completion of this offering, we plan to adopt a new 2007 Equity Incentive Plan, which is described below under "Management — Employee Benefit Plans." The 2007 Equity Incentive Plan will replace our existing 1998 Stock Plan immediately following this offering and will afford greater flexibility in making a wide variety of equity awards, including stock options, shares of restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares, to executive officers and other service providers. Other than the equity plan described above, we do not have any equity security ownership guidelines or requirements for our executive officers. Following completion of this offering, our board and compensation committee expect to consider making option or stock grants to existing executive officers and employees following the end of each year as part of an overall plan to further align objectives, performance and rewards.

  Additional Cash Incentives

        Dr. James Yee, our Chief Medical Officer, Tammy Reilly, our Vice President of Commercial Operations, Dirk Lammerts, our Vice President, Corporate Development and Vikram Jog, our Chief Financial Officer, received non-refundable cash signing bonuses as a part of their initial compensation package to induce them to join us. We have not routinely utilized cash bonuses to reward performance achievements. In 2007 Ms. Tammy Reilly, our Vice President, Commercial Operations, received a cash bonus of $10,000, which was a discretionary bonus awarded to her by the Board after considering her achievements in sales and reimbursements in 2006 despite fewer than expected peer-reviewed publications regarding the AlloMap HTx test in 2006. Our compensation committee expects to increase its use of year-end cash and/or equity-based bonuses for executive compensation and retention, subject to achievement of individual and company-wide performance targets.

  Executive Employment Offer Letters and Severance Benefits

        Our compensation committee reviews and approves the compensation packages for new executive officers before such packages are offered to the officers. Before beginning employment with us, each of our executive officers received offer letters outlining their compensation. These letters establish a base salary, initial grant of stock options, signing bonuses, and moving expenses to be paid to the executive upon commencement of employment with us. In addition, our letter to Mr. Jog provides for the payment of severance benefits upon certain termination events, the right to certain benefits upon a change in control of XDx, a signing bonus payment of $25,000 in his first month of employment, which was paid in 2005, and a subsequent bonus of $75,000, which was paid in 2006. The offer letter between us and Dr. Yee provides for bonus payments of $40,000 payable upon completion of his third month of employment and of $50,000 payable April 30, 2007 and $30,000 payable on December 31, 2007. These bonus payments were offered to Mr. Jog and Dr. Yee to induce them to join our company and motivate them to remain with us through their respective payment dates.

        The purpose of these letters is to attract and retain high caliber executive officers, recognizing that stock options, signing bonuses and moving expenses are commonly provided at comparable companies with which we compete for executive talent and are therefore necessary in order to induce candidates to join our company. In addition, the compensation committee believes change in control protections help to enhance the impartiality and objectivity of executive officer in the event of a change in control transaction and better ensure that our stockholder interests are protected. To date, agreements regarding payments and benefits upon a change of control have been entered into with Mr. Jog only. However, the board or the compensation committee may consider entering into additional change of control agreements with existing or new executive officers in the future if the board or committee determines that such agreements are necessary to retain and motivate our executive officers.

  Other Compensation

        We provide our executive officers with benefits, including health insurance, life and disability insurance and dental insurance, that we believe are reasonable and consistent with our overall executive compensation program in order to attract and retain talented executives. The compensation committee periodically reviews the levels of benefits provided to executive officers. Our executive officers currently receive the same level of such benefits as our other employees, although such benefits for executive officers may be increased in the future if our compensation committee determines that such increases are necessary for us to remain competitive with benefits offered by similar companies in our industry and geographic region.

        We provide a 401(k) retirement savings plan in which all full-time employees, including the executive officers, may participate. Eligible employees may elect to reduce their current compensation by an amount no greater than the statutorily prescribed annual limit and may have that amount contributed to the 401(k) plan. Participation of the executive officers is on the same terms as any other participant in the plan. To date, we have not made any matching contributions to the 401(k) plan.

  Compliance with Internal Revenue Code Section 162(m)

        Section 162(m) of the Internal Revenue Code of 1986, as amended or the Code, provides that a company will not be allowed a federal income tax deduction for compensation paid to certain executive officers to the extent that compensation exceeds $1 million per officer in any one year. This limitation applies to all compensation paid to the covered executive officers which is not considered to be performance-based. Compensation which does qualify as performance-based compensation will not have to be taken into account for purposes of this limitation.

        Section 162(m) of the Code did not affect the deductibility of compensation paid to our executive officers in 2006 and it is anticipated it will not affect the deductibility of such compensation expected to be paid in the foreseeable future. The compensation committee will continue to monitor this matter and may propose additional changes to the executive compensation program if warranted.

Summary Compensation Table

        The following table sets forth information regarding compensation earned by our named executive officers during our fiscal year ended December 31, 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	All Other Compensation(2)	Option Awards ($)(3)	Total ($)
Pierre Cassigneul President and Chief Executive Officer	2006	$286,831	—	—	$26,400	$313,231
James Yee Chief Medical Officer	2006	$105,229	$40,000	—	$56,661	$201,890
Vikram Jog Chief Financial Officer	2006	$254,844	—	—	$13,731	$268,575
Tammy Reilly Vice President of Commercial Operations	2006	$234,016	$10,000	$24,000	$18,603	$286,619
Tod Klingler Vice President, Information Sciences	2006	$171,172	—	—	$5,354	$176,526

(1)
Bonus payment to Dr. Yee was a signing bonuses paid pursuant to the offer letter between us and Dr. Yee and bonus payment to Ms. Reilly was a discretionary year-end bonus.

(2)
All other compensation payments to Ms. Reilly included a housing allowance of $24,000.

(3)
Amounts represent stock-based compensation expense for fiscal year 2006 for stock options granted in 2006 and prior years as calculated in accordance with SFAS No. 123R except that for purposes of amounts shown, no forfeitures were assumed to take place. For a discussion of the valuation assumptions see Note 3 to the Financial Statements included elsewhere in this prospectus.

Grants of Plan-Based Awards

        The table below sets forth information regarding all plan-based awards granted to our named executive officers during fiscal year 2006. All grant dates set forth below reflect the date such options were approved by the board or compensation committee.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(2)
Pierre Cassigneul President and Chief Executive Officer	1/25/2006	500(1)	$0.50	$170
James Yee Chief Medical Officer	10/25/2006	200,000(1)	$0.50	$680,000
Vikram Jog Chief Financial Officer	—	—	—	—
Tammy Reilly Vice President of Commercial Operations	—	—	—	—
Tod Klingler Vice President, Information Sciences	—	—	—	—

(1)
The option granted to Mr. Cassigneul vests as follows: the grant is deemed 1/4 vested on September 8, 2004 and thereafter vests 1/48 of the shares subject to the grant monthly, and the option granted to Dr. Yee vests as follows: 1/4 of the grant shall vest on October 25, 2007 and 1/48 of the grant vests monthly thereafter. Both options may be exercised with respect to non-vested shares which are subject to our repurchase right if the executive terminates employment. The repurchase right lapses at the same rate as the vesting schedule of the option.

(2)
Amounts represent the grant date fair value of stock options granted in 2006 as calculated in accordance with SFAS No. 123R. For a discussion of the valuation assumptions see Note 3 to the financial statements included elsewhere in this prospectus.

Outstanding Equity Awards at Fiscal Year-End

        The following table summarizes the outstanding equity award holdings held by our named executive officers at December 31, 2006.

	Option Awards
						Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable
Name			Option Exercise Price ($)		Option Expiration Date	Unvested Shares (#)	Market Value of Unvested Shares ($)
Pierre Cassigneul President and Chief Executive Officer	406	94(1)		$0.50	1/25/16	172,605(7)
James Yee Chief Medical Officer	—	200,000(2)		$0.50	10/25/16	—
Vikram Jog Chief Financial Officer	—	—		—	—	141,750(8)
Tammy Reilly Vice President of Commercial Operations	13,818	152,004(3)		$0.34	10/27/14	—
Tod Klingler Vice President, Information Sciences	26,250 9,375 19,167	18,750(4) 5,625(5) 20,833(6)	$ $ $	0.25 0.25 0.34	3/31/14 7/22/14 3/3/15	— — —

(1)
Vesting commenced on September 8, 2003 and vests 1/4 after one year and 1/48 per month thereafter.

(2)
Vesting commenced on August 8, 2006 and vests 1/4 after one year and 1/48 per month thereafter.

(3)
Vesting commenced on October 1, 2004 and vests 1/4 after one year and 1/48 per month thereafter.

(4)
Vesting commenced on March 15, 2004 and vests 1/4 after one year and 1/48 per month thereafter.

(5)
Vesting commenced on June 30, 2004 and vests 1/4 after one year and 1/48 per month thereafter.

(6)
Vesting commenced on January 1, 2005 and vests 1/4 after one year and 1/48 per month thereafter.

(7)
Represents the remaining shares subject to our repurchase right pursuant to Mr. Cassigneul's exercise of options granted on September 25, 2003 and March 3, 2005. For the option granted on September 25, 2003, vesting commenced on September 8, 2003 and 1/4 of the option vested after one year and 1/48 per month thereafter. For the option granted on March 3, 2005, vesting commenced on January 1, 2005, and 1/4 of the option vested after one year and 1/48 per month thereafter.

(8)
Represents the remaining shares subject to our repurchase right pursuant to Mr. Jog's exercise of an option granted on April 18, 2005. Vesting commenced on April 18, 2005 and 1/48 of the unvested shares vest per month thereafter.

Option Exercises and Stock Vested

        The following table summarizes the option exercises by our named executive officers during our fiscal year ended December 31, 2006. None of our named executive officers held any stock awards during our fiscal year ended December 31, 2006, except pursuant to the exercise of stock options. There was no public trading market for our common stock at the time of exercise of the options listed below. The values realized on exercise have been calculated based on the initial public offering price of $            less the applicable exercise price.

	Option Awards			Stock Awards
Name	Number of Shares Acquired on Exercise (#)		Value Realized on Exercise ($)	Number of Shares Received on Exercise (#)	Value Realized on Exercise ($)
Pierre Cassigneul President and Chief Executive Officer	200,000	(1)		95,833
James Yee Chief Medical Officer	—			—
Vikram Jog Chief Financial Officer	—			—
Tammy Reilly Vice President of Commercial Operations	—			—
Tod Klingler Vice President, Information Sciences	—			—

(1)
As of October 31, 2007, 62,500 shares remain subject to our repurchase right upon the termination of Mr. Cassigneul's employment.

Pension Benefits

        None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-Qualified Deferred Compensation

        We currently do not have any non-qualified defined contribution plans or other deferred compensation plans.

Potential Payments and Benefits Upon Termination or Change in Control

        We have entered into an offer letter agreement with Mr. Jog providing for the receipt of certain payments and benefits upon particular termination events or change in control. If a change in control occurs and Mr. Jog is terminated without cause, or resigns for good reason, within thirty-six months after the date of the change in control, we or our successor are required to (1) pay Mr. Jog severance consisting of continued salary for up to twelve (12) months from the date of termination or until he is employed by another company at a comparable salary level, whichever comes first, (2) provide continued health and medical coverage at our expense during the same period, and (3) accelerate and vest all of Mr. Jog's remaining unvested stock options. Assuming Mr. Jog's employment was terminated under each of the following circumstances on December 31, 2006, his payments and benefits have an estimated value of:

	Cash Severance		Bonus	Value of Accelerated Equity Awards(2)
Prior to a change in control	—		—		—
Upon a change in control	—		—		—
Without cause or for good reason following a change in control	$271,186	(1)	—	$
Death	—		—		—
Disability	—		—		—
Other	—		—		—

(1)
Includes $14,993 in estimated benefits payments and $256,193 in estimated salary payments.

(2)
The aggregate dollar amount realized upon the acceleration of vesting of an equity award represents the aggregate market price of the shares of our common stock underlying the equity award on the acceleration date (assumed to be the midpoint of the price range set forth on the cover page of this prospectus) multiplied by the shares vesting on the acceleration date.

Employee Benefit Plans

  1998 Stock Plan

        Our board of directors adopted the 1998 Stock Plan in December 1998 and our stockholders approved the 1998 Stock Plan in January 1999. Our board of directors will not grant any additional options or stock purchase rights under the plan following the consummation of this offering. However, the plan will continue to govern the terms and conditions of the outstanding options previously granted under the plan.

        A total of 6,203,860 shares of our common stock are authorized for issuance under the 1998 Stock Plan. As of September 30, 2007, options to acquire a total of 3,440,946 shares of our common stock were issued and outstanding, and a total of 79,614 shares of our common stock had been issued upon the exercise of options granted under the plan that had not been repurchased by us.

        The plan provides for the grant of nonstatutory stock options and stock purchase rights to our employees, consultants, and directors and for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code to our employees. Our board of directors administers the 1998 Stock Plan. The administrator has the authority to determine the terms and conditions of the options granted under the plan.

        In the event of a merger with another corporation or a sale of substantially all of our assets in which the outstanding options or stock purchase rights are not assumed, or if the successor corporation does not replace such options or stock purchase rights with equivalent rights, the outstanding awards will become fully vested and exercisable. If an option or a stock purchase right becomes fully vested and exercisable in lieu of assumption or substitution, the administrator will notify the optionee and provide a fifteen (15) day exercise period and the option or stock purchase right will terminate on the expiration of such period.

        Shares covered by an outstanding option or stock purchase right, shares authorized for issuance but not yet granted under the 1998 Stock Plan, as well as price per share of stock covered by outstanding grants will be proportionately adjusted for any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, or any other increase or decrease in number of issued shares of common stock effected without receipt of consideration.

        In the event of our proposed liquidation or dissolution, the administrator will notify each optionee as soon as practicable prior to the effective date of such proposed transaction and may provide an optionee the right to exercise his or her option or stock purchase right as to all shares subject to the award until fifteen (15) days prior to such transaction. To the extent it has not been previously exercised, an option or stock purchase right will terminate immediately prior to the consummation of such proposed action.

  2007 Equity Incentive Plan

        Our board of directors adopted our 2007 Equity Incentive Plan in July 2007, effective upon consummation of this offering. Our 2007 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations' employees and consultants.

        We have reserved a total of 4,500,000 shares of our common stock for issuance under the 2007 Equity Incentive Plan, plus (a) any shares which have been reserved but not issued under our 1998 Stock Plan as of the effective date of this offering and (b) any shares subject to stock options or similar awards granted under the 1998 Stock Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to grants in the 1998 Stock Plan that are forfeited to or repurchased by us. As of September 30, 2007 the maximum number of shares that may be added to the 2007 Equity Incentive Plan from the 1998 Stock Plan is 79,614 shares. In addition, our 2007 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each calendar year, beginning with the 2008 calendar year, equal to the least of:

  •
  5% of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year;

  •
  2,250,000 shares; or

  •
  such other amount as our board of directors may determine.

        Our board of directors or a committee of our board administers our 2007 Equity Incentive Plan. Our board currently delegates authority to administrate the plan to our compensation committee. In the case of options intended to qualify as "performance based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, the form of consideration payable upon exercise and to implement sub-plans to satisfy applicable foreign law. The administrator, in its discretion, selects the employees, directors, or consultants to whom awards may be granted and determines the number of shares covered by each award granted. The administrator also has the authority to institute a program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a lower exercise price or outstanding awards may be transferred to a third-party.

        The exercise price of options granted under our 2007 Equity Incentive Plan must at least be equal to the fair market value of our common stock on the date of grant which for shares listed on the NASDAQ Global Market or other established exchanges is the closing sales price on the grant date. The fair market value of awards granted on the date of this registration statement is the initial price set forth in the final prospectus. Notwithstanding the foregoing, options may be granted with a per share exercise price less than fair market value per share on the grant date pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

        After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, it is expected that the option will remain exercisable for 12 months. In all other cases, it is expected that the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

        Stock appreciation rights may be granted under our 2007 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. Stock appreciation rights expire under the same rules that apply to stock options.

        Restricted stock may be granted under our 2007 Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals or the passage of time. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

        Restricted stock units may be granted under our 2007 Equity Incentive Plan. Restricted stock units are awards of restricted stock, performance shares or performance units that are paid out in installments or on a deferred basis. The administrator determines the terms and conditions of restricted stock units including the vesting criteria and the form and timing of payment.

        Performance units and performance shares may be granted under our 2007 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

        Our 2007 Equity Incentive Plan also provides for the automatic grant of non-statutory options to our non-employee directors. Each non-employee director will receive an initial option to purchase 20,000 shares upon the completion of this offering. Each non-employee director elected or appointed to the board of directors after the completion of this offering will receive an initial option to purchase 20,000 shares upon such appointment except for those directors who become non-employee directors by ceasing to be employee directors. This option will vest ratably each month, so that the option will be fully vested and exercisable on the fourth anniversary of its grant date, subject to the director's continued service on each relevant vesting date. In addition, beginning in 2007, non-employee directors who have been directors for at least six months will receive an additional option to purchase 10,000 shares immediately following each annual meeting of our stockholders. This option will vest ratably each month, so that the option will be fully vested and exercisable on the one year anniversary of its grant date, subject to the director's continued service on such date. All options granted under the automatic grant provisions have a term of ten years and an exercise price equal to the fair market value on the date of grant.

        Unless the administrator provides otherwise, our 2007 Equity Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

        Our 2007 Equity Incentive Plan provides that in the event of our change in control, as defined in the 2007 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse and the awards will become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse and all performance goals or other vesting requirements for performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met. The option or stock appreciation right will terminate upon the expiration of the period of time the administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse and all performance goals or other vesting requirements for performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

        A change in control, as defined in the 2007 Equity Incentive Plan, means generally the occurrence of any of the following events: any person becoming the beneficial owner of securities representing fifty (50%) or more of our total voting power, a sale or disposition of substantially all of our assets, a change in composition of our board of directors occurring within a two year period resulting in fewer than a majority of the directors being incumbent as defined in our 2007 Equity Incentive Plan, or the consummation of a our merger with another corporation.

        In the event of any dividend or other distribution in kind, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of our shares or other securities, or other changes in our corporate structure affecting our shares, the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under our 2007 Equity Incentive Plan, will adjust the number and class of shares that may delivered under our 2007 Equity Incentive Plan.

        In the event of our proposed dissolution or liquidation, the administrator will notify each holder of awards as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

        Our 2007 Equity Incentive Plan will automatically terminate in 2017, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2007 Equity Incentive Plan provided such action does not impair the rights of any participant.

  401(k) Plan

        Our retirement plan, which we refer to as the 401(k) plan, is qualified under Section 401 of the Internal Revenue Code. Eligible employees, including all of our full-time employees, may elect to reduce their current compensation by an amount no greater than the statutorily prescribed annual limit and may have that amount contributed to the 401(k) plan. Matching contributions may be made to the 401(k) plan at the discretion of our board. To date, we have not made any contributions to the 401(k) plan.

Indemnification of Officers and Directors

        Article 6 of our amended and restated certificate of incorporation, to become effective upon the completion of the offering made pursuant to this registration statement, provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except for liability (i) for any breach of the director's duty of loyalty to our company or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

        Article 8 of our bylaws provides that we will indemnify each person who was or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of our company or is or was serving at the request of our company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent (all such persons are referred to as an indemnitee), shall be indemnified and held harmless by our company, against all expenses, liability and loss (including attorneys' fees, judgments, fines, penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if such indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our bylaws provide that we will indemnify any indemnitee seeking indemnity in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by our board of directors. We will indemnify the indemnitee for expenses incurred in defending any such proceeding in advance of its final disposition to the extent not prohibited by law. Such indemnification will only be made if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Expenses must be advanced to an indemnitee under certain circumstances.

        As a condition precedent to the right of indemnification, an indemnitee must give us notice of the action for which indemnity is sought and we have the right to participate in such action or assume the defense thereof.

        Article 8 of our bylaws further provides that the indemnification provided therein is not exclusive, and provides that no amendment, termination or repeal of the relevant provisions of the Delaware law statute or any other applicable law will diminish the rights of any Indemnitee to indemnification under our certificate of incorporation.

        At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under our certificate of incorporation or bylaws or the indemnification agreements we have entered into with our directors and officers, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of October 31, 2007 for:

  •
  each beneficial owner of more than 5% of our outstanding common stock;

  •
  each of our named executive officers and directors; and

  •
  all of our executive officers and directors as a group.

        Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options, warrants or other convertible securities that are either immediately exercisable or exercisable within 60 days after October 31, 2007. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership of any other person.

        Percentage ownership calculations for beneficial ownership prior to this offering are based on 27,966,552 shares outstanding, on an as-converted basis, as of October 31, 2007. Percentage ownership calculations for beneficial ownership after this offering also include the    shares we are selling in this offering. The percentage ownership information assumes no exercise of the underwriters' over-allotment option. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of XDx, Inc., 3260 Bayshore Boulevard, Brisbane, CA 94005.

	Beneficial Ownership Prior to Offering				Beneficial Ownership After Offering
		Right to Acquire Within 60 Days After October 31, 2007
					Shares Beneficially Owned
	Outstanding Shares Beneficially Owned		Shares Beneficially Owned
Name and Address of Beneficial Owner
			Number	Percentage	Number	Percentage
5% Stockholders
KPCB Holdings, as Nominee(1) 2750 Sand Hill Road Menlo Park, CA 94025	4,655,417	82,778	4,738,195	16.9%
Sprout Capital IX, L.P.(2) 11 Madison Avenue 13th Floor New York, NY 10010	3,049,190	212,800	3,261,990	11.6%
TPG Biotechnology Partners, L.P.(3) 301 Commerce Street Suite 3300 Fort Worth, TX 76102	4,655,416	82,157	4,737,573	16.9%
Burrill and Company, LLC(4) One Embarcadero Center Suite 2700 San Francisco, CA 94111	2,593,844	60,059	2,653,903	9.5%

Integral Capital Partners VI, L.P.(5) 3000 Sand Hill Road Building 3, Suite 240 Menlo Park, CA 94025	1,528,025	90,090	1,618,115	5.8%
DAG Ventures QP, LP(6) 251 Lytton Avenue Suite 200 Palo Alto, CA 94301	2,006,924	—	2,006,924	7.2%
Executive Officers and Directors
Pierre Cassigneul(7)	569,850	75,500	645,350	2.3%
Vikram Jog(8)	243,000	37,500	280,500	1.0%
Tod Klingler, Ph.D(9)	75,000	61,042	136,042	*
Dirk Lammerts, M.D.(10)	—	6,250	6,250	*
Mitchell Nelles, Ph.D(11)	180,000	9,375	189,375	*
Tammy Reilly(12)	165,823	124,229	290,052	1.0%
James Yee, M.D., Ph.D(13)	100,000	25,000	125,000	*
Peter Altman, Ph.D	515,000	—	515,000	1.8%
G. Steven Burrill(14)	2,593,844	60,059	2,653,903	9.5%
Brook Byers(15)	4,655,417	82,778	4,738,195	16.9%
Fred Cohen, M.D., D. Phil.(16)	4,655,416	82,157	4,737,573	16.9%
Vijay Lathi(17)	3,049,190	212,800	3,261,990	11.6%
David Levison(18)	—	131,376	131,376	*
Ralph Snyderman, M.D.(19)	—	53,333	53,333	*
All executive officers and directors as a group (14 persons)	16,802,540	961,399	17,763,939	61.4%

*
Indicates ownership of less than 1%.

(1)
Represents 4,655,417 shares held by KPCB Holdings, as nominee, and 82,778 shares issuable upon exercise of warrants exercisable for shares of preferred stock. KPCB X Associates, LLC, has voting and dispositive control over these shares. KPCB X Associates, LLC, is a General Partner of KPCB Holdings, as nominee.

(2)
Represents (a) 3,036,451 shares held by Sprout Capital IX, L.P. and 211,911 shares issuable upon exercise of warrants exercisable for shares of preferred stock and (b) 12,739 shares held by Sprout Entrepreneurs Fund, L.P. and 889 shares issuable upon exercise of warrants exercisable for shares of preferred stock. DLJ Capital Corporation holds voting and dispositive control over these shares. DLJ Capital Corporation is the Managing General Partner of Sprout Capital IX, L.P.

(3)
Represents (a) 3,258,791 shares held by TPG Biotechnology Partners, L.P., and 57,510 shares issuable upon exercise of warrants exercisable for shares of preferred stock and (b) 1,396,625 shares held by TPG Ventures, L.P. and 24,647 shares issuable upon exercise of warrants exercisable for shares of preferred stock. David Bondsman and James G. Coultier hold voting and dispositive control over these shares. Mr. Bondsman and Mr. Coultier are the ultimate beneficial owners of these shares.

(4)
Represents (a) 2,394,677 shares held by Burrill Life Sciences Capital Fund L.P., and 55,448 shares issuable upon exercise of warrants exercisable for shares of preferred stock and (b) 199,167 shares held by Burrill Indiana Life Sciences Cap Fund and 4,611 shares issuable upon exercise of warrants exercisable for shares of preferred stock.

(5)
Represents 1,528,025 shares held by Integral Capital Partners VI, L.P., and 90,090 shares issuable upon exercise of warrants exercisable for shares of preferred stock. Integral Capital Management VI, LLC holds voting and dispositive control over these shares. Integral Capital Management VI, LLC is the General Partner of Integral Capital Partners VI, L.P.

(6)
Represents (a) 77,496 shares held by DAG Ventures GP Fund LLC; (b) 529,546 shares held DAG Ventures I-N, LLC; (c) 75,576 shares held by DAG Ventures, L.P. and (d) 1,324,306 shares held by DAG Ventures QP, L.P. DAG Ventures Management, LLC holds voting and dispositive control over these shares. DAG Ventures Management, LLC is the Manager of DAG Ventures GP Fund LLC and DAG Ventures I-N, LLC and the General Partner of DAG Ventures, L.P. and DAG Ventures QP, L.P.

(7)
Represents (a) 24,236 shares held by Pierre and Catherine Cassigneul Trustees of the 2006 Pierre Cassigneul Three Year Grantor Retained Annuity Trust; (b) 24,236 shares held by Pierre and Catherine Cassigneul Trustees of the 2006 Catherine Cassigneul Three Year Grantor Retained Annuity Trust; (c) 516,528 shares held by Pierre Cassigneul and Catherine Cassigneul, Trustees of the 2006 Cassigneul Family Trust, U/D/T January 19, 2006, (d) 4,850 shares held by Mr. Cassigneul; and (e) 75,500 shares subject to options that are immediately exercisable or exercisable within 60 days of October 31, 2007.

(8)
Represents 37,500 shares subject to options that are immediately exercisable or exercisable within 60 days of October 31, 2007.

(9)
Represents 61,042 shares subject to options that are immediately exercisable or exercisable within 60 days of October 31, 2007.

(10)
Represents 6,250 shares subject to options that are immediately exercisable or exercisable within 60 days of October 31, 2007.

(11)
Represents 9,375 shares subject to options that are immediately exercisable or exercisable within 60 days of October 31, 2007.

(12)
Represents 124,229 shares subject to options that are immediately exercisable or exercisable within 60 days of October 31, 2007.

(13)
Represents 25,000 shares subject to options that are immediately exercisable or exercisable within 60 days of October 31, 2007.

(14)
Represents (a) 2,394,677 shares held by Burrill Life Sciences Capital Fund L.P., and 55,448 shares issuable upon exercise of warrants exercisable for shares of preferred stock and (b) 199,167 shares held by Burrill Indiana Life Sciences Capital Fund, and 4,611 shares issuable upon exercise of warrants exercisable for shares of preferred stock. Mr. Burrill disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(15)
Represents 4,655,417 shares held by KPCB Holdings, as Nominee, and 82,778 shares issuable upon exercise of warrants exercisable for shares of preferred stock. Mr. Byers disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(16)
Represents (a) 3,258,791 shares held by TPG Biotechnology Partners, L.P., and 57,510 shares issuable upon exercise of warrants exercisable for shares of preferred stock and (b) 1,396,625 shares held by TPG Ventures, L.P. and 24,647 shares issuable upon exercise of warrants exercisable for shares of preferred stock. Dr. Cohen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(17)
Represents (a) 3,036,451 shares held by Sprout Capital IX, L.P. and 211,911 shares issuable upon exercise of warrants exercisable for shares of preferred stock and (b) 12,739 shares held by Sprout Entrepreneurs Fund, L.P. and 889 shares issuable upon exercise of warrants exercisable for shares of preferred stock. Mr. Lathi disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(18)
Represents 131,376 shares subject to options that are immediately exercisable or exercisable within 60 days of October 31, 2007.

(19)
Includes 53,333 shares subject to options that are immediately exercisable or exercisable within 60 days of October 31, 2007.

RELATED PARTY TRANSACTIONS

        Since January 1, 2004, we have entered into the following transactions with our directors, officers and holders of more than five percent of our voting securities and affiliates of our directors, officers and five percent stockholders.

Private Placement Financings and Registration Rights

        Over the past three years, following board and stockholder approval, we sold securities to certain private investors, including our directors and 5% stockholders and persons or entities associated with them. In May 2007, we sold, in a private placement, an aggregate of 4,992,305 shares of our Series F preferred stock at a price per share of $5.124. In December 2005, we sold, in a private placement, an aggregate of 5,723,538 shares of our Series E preferred stock including the conversion of promissory notes into 325,687 shares of our Series E preferred stock at a price per share of $4.63. In November 2005, we sold a total of $1,500,000 in convertible promissory notes. In connection with the issuance of such notes, we issued warrants to purchase a total of 149,125 shares of Series E preferred stock. In October and November 2004, we sold, in a private placement, an aggregate of 6,013,509 shares of our Series D preferred stock at a price per share of $3.33. In connection with the Series D preferred stock financing, we also issued warrants to purchase an aggregate 601,349 shares of our Series D Preferred Stock. We have granted registration rights to holders of our preferred stock and warrants to purchase our preferred stock, pursuant to the terms of an investor rights agreement. The following related parties have participated in preferred stock and convertible note financings and hold registration rights:

Stockholder	Number of Registrable Shares	Series F Shares	Series E Shares(7)	Note Purchase Price	Series E Warrants		Series D Shares	Series D Warrants
Fund affiliated with Kleiner Perkins Caufield & Byers(1)	4,655,417	456,719	647,948	$578,700	7,703	(1)	750,750	75,075
Funds affiliated with Sprout Capital(2)	3,049,190	299,140	647,948	$342,600	2,590	(2)	2,102,102	210,210
Funds affiliated with Texas Pacific Group(3)	4,655,416	456,719	647,947	$578,700	7,083	(3)	750,750	75,074
Funds affiliated with Burrill and Company(4)	2,593,844	1,561,280	431,964	—	—		600,600	60,059
Fund affiliated with Integral Capital Partners(5)	1,528,025	195,160	431,965	—	—		900,900	90,090
Funds affiliated with Duff Ackerman & Goodrich(6)	2,006,924	927,010	1,079,914	—	—		—	—
Total	18,488,816	—	—	—	—		—	—

(1)
Brook Byers, chairman of our board of directors, is affiliated with Kleiner Perkins Caufield & Byers and KPCB Holdings, Inc., which hold these shares.

(2)
Vijay Lathi, a member of our board of directors, is affiliated with Sprout Capital, Sprout Capital IX, L.P. and Sprout Entrepreneurs Fund, L.P., which hold these shares.

(3)
Fred Cohen, a member of our board of directors, is affiliated with Texas Pacific Group, TPG Biotechnology Partners, L.P. and TPG Ventures, L.P., which hold these shares.

(4)
Steven Burrill, a member of our board of directors, is affiliated with Burrill & Company, Burrill Indiana Life Sciences capital Fund L.P. and Burrill Life Sciences Capital Fund, L.P. G., which hold these shares.

(5)
Integral Capital Partners VI, L.P., a fund affiliated with Integral Capital Partners, holds these shares.

(6)
DAG Ventures GP Fund LLC, DAG Ventures I-N, LLC, DAG Ventures, L.P. and DAG Ventures QP, L.P., each a fund affiliated with Duff Ackerman & Goodrich, hold these shares.

(7)
The number of Series E shares includes the conversion of convertible promissory notes.

Indemnification Agreements

        Prior to the offering, we will enter into an indemnification agreement with each of our directors and executive officers, respectively. Each indemnification agreement provides that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, officer, employee or agent, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. If the claim is brought by us or on our behalf, we will not be obligated to indemnify the director or executive officer if he or she is found liable to us, unless the court determines that, despite the adjudication of liability, in view of all the circumstances of the case the director is fairly and reasonably entitled to indemnity. In the event that we do not assume the defense of a claim against our director or executive officer, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

Policies and Procedures for Related Party Transactions

        We adopted written corporate governance guidelines in July 2007. Pursuant to these guidelines, all of our directors must inform our audit committee of all types of transactions (directly or indirectly) between the directors and us, prior to the conclusion of the transaction, even if such transactions are in the ordinary course of business. Furthermore, our corporate governance guidelines direct the audit committee to review and approve all related party transactions for which such approval is required by applicable law or NASDAQ rules.

        For transactions entered into prior to July 2007, our board or a committee of our board did not always review, approve or ratify transactions specifically because they were related party transactions.

DESCRIPTION OF CAPITAL STOCK

General

        Upon completion of this offering, we will be authorized to issue 100,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of undesignated preferred stock, $0.001 par value. Because the following description is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.

Common Stock

        Assuming the conversion of all of our preferred stock into 24,372,203 shares of common stock, as of October 31, 2007, we had 27,966,552 shares of common stock outstanding that were held of record by approximately 107 stockholders.

        The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

        Effective immediately upon closing of this offering, there will be no shares of preferred stock outstanding because all our outstanding shares of preferred stock will have been converted into an aggregate of 24,372,203 shares of common stock at such time. Upon the closing of this offering, our board of directors will have the authority, without action by our stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of each series of preferred stock, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until our board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

  •
  restricting dividends on the common stock;

  •
  diluting the voting power of the common stock;

  •
  impairing the liquidation rights of the common stock; and

  •
  delaying or preventing a change in control of our company without further action by the stockholders.

        We have no present plans to issue any shares of preferred stock.

Warrants

        As of October 31, 2007, we had the following warrants outstanding to purchase a total of 750,474 shares of our capital stock:

  •
  warrants to purchase in the aggregate 601,349 shares of our Series D preferred stock, which will be converted to warrants to purchase in the aggregate 601,349 shares of our common stock at an exercise price of $3.33 per share.

  •
  warrants to purchase in the aggregate 149,125 shares of our Series E preferred stock, which will be converted to warrants to purchase in the aggregate 149,125 shares of our common stock at an exercise price of $4.63 per share.

        All warrants contain provisions allowing for cashless exercise.

Registration Rights

        As of October 31, 2007, the holders of 24,372,203 shares of common stock issuable upon conversion of preferred stock, and 750,474 shares of common stock issuable upon the exercise of warrants and conversion of preferred stock underlying such warrants or their permitted transferees are entitled to rights with respect to registration of these shares under the Securities Act following this offering. These rights are provided under the terms of our amended and restated investor rights agreement. Under these registration rights, holders of the then outstanding registrable securities may require on two occasions that we register their shares for public resale. Such registration requires the election of the holders of registrable securities holding at least 40% of such registrable securities. We are obligated to register these shares only if the requesting holders request the registration of at least the number of shares having an aggregate offering price (prior to deduction for underwriter's discounts and commissions related to the issuance) of at least $25,000,000. In addition, holders of registrable securities holding at least 20% of such registrable securities may require that we register their shares for public resale on Form S-3 or similar short-form registration, if we are eligible to use Form S-3 or similar short-form registration, and the value of the securities to be registered is at least $1,000,000. If we elect to register any of our shares of common stock for any public offering, the holders of registrable securities are entitled to include shares of common stock in the registration. However, we may reduce the number of shares proposed to be registered in view of market conditions, provided that we may not reduce the number of registrable securities included in any such registration below 20% of the shares included in the registration (except for a registration relating to our initial public offering, from which all registrable securities may be excluded). We will pay all expenses in connection with any registration described herein, other than underwriting discounts and commissions. These rights will terminate five years after the closing of this offering and prior to then, a holder of less than two percent of our then-outstanding capital stock shall cease to have registration rights once that holder may sell all of its registrable securities under Rule 144 during any ninety day period.

Anti-Takeover Effects of Some Provisions of Delaware Law and Our Charter Documents

        Provisions of Delaware law and our amended and restated certificate of incorporation and bylaws to be in effect upon the closing of this offering could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

        We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        Our amended and restated certificate of incorporation to be in effect upon the closing of this offering provides for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions. Our amended and restated certificate of incorporation to be in effect upon the closing of this offering provides that directors may be removed with cause by the affirmative vote of the holders of the outstanding shares of common stock.

        Our bylaws to be in effect upon the closing of this offering establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

        Our bylaws provide that only our board of directors, the chairman of the board or the chief executive officer may call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to such time as a majority of the board of directors believed or the chief executive officer believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board also could be delayed until the next annual meeting.

        Our amended and restated certificate of incorporation to be in effect upon the closing of this offering does not allow stockholders to act by written consent without a meeting. Without the availability of stockholder's actions by written consent, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders' meeting. The holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders' meeting and satisfy the notice periods determined by the board of directors.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Wells Fargo Bank, National Association.

NASDAQ Global Market Listing

        We have applied to have our common stock listed on the NASDAQ Global Market under the symbol "XDXI."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of our common stock in the public market after the restrictions lapse as described below, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

        Upon completion of this offering, we will have                shares of common stock outstanding. The shares of common stock being sold in this offering will be freely tradable, other than by any of our "affiliates" as defined in Rule 144(a) under the Securities Act, without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are "restricted securities" within the meaning of Rule 144 under the Securities Act.

Lock-up Agreements

        In connection with this offering, we and each of our directors and officers and certain of our stockholders have agreed that, without the prior written consent of J.P. Morgan Securities, Inc. and Morgan Stanley & Co. Incorporated, on behalf of the underwriters, we and they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. These restrictions are in effect until 180 days after the date of this prospectus, subject to extension for up to an additional 34 days. These restrictions, and certain exceptions, are described in more detail under the section of this prospectus entitled "Underwriters."

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately                shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

        In general, under Rule 701 as currently in effect, any of our employees, directors, consultants or advisors who purchases or purchased shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701 and which complied with the requirements of Rule 701 is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Stock Options

        We intend to file one or more registration statements on Form S-8 under the Securities Act covering shares of our common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, none of the shares registered on Form S-8 will be eligible for resale until expiration of the lock-up agreements to which they are subject.

Registration Rights

        We have granted demand registration rights, rights to participate in offerings that we initiate and Form S-3 registration rights to our preferred stockholders, warrant holders and some of our common stockholders. For a further description of these rights, see "Description of Capital Stock — Registration Rights."

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES FOR
NON-UNITED STATES HOLDERS OF OUR COMMON STOCK

        The following is a general discussion of the material United States federal income and estate tax considerations applicable to non-United States holders with respect to their ownership and disposition of shares of our common stock purchased in this offering. In general, a non-United States holder means a beneficial owner of our common stock who is not for United States federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, partnership or any other organization taxable as a corporation or partnership for United States federal tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia; or

  •
  an estate, the income of which is included in gross income for United States federal income tax purposes regardless of its source; or

  •
  a trust (1) if a United States court is able to exercise primary supervision over the trust's administration, and one or more United States persons have the authority to control all of the trust's substantial decisions, or (2) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a U.S. person.

        This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended, existing and proposed United States Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-United States holders described in this prospectus. We assume in this discussion that a non-United States holder holds shares of our common stock as a capital asset (generally, property held for investment).

        This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to a particular non-United States holder in light of that non-United States holder's individual circumstances, nor does it address any aspects of United States state or local or non-United States taxes. This discussion also does not consider any specific tax consequences that may be relevant to a non-United States holder in light of such holder's particular circumstances and does not address the special tax rules applicable to particular non-United States holders, such as:

  •
  insurance companies;

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  tax-exempt organizations;

  •
  financial institutions;

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  brokers or dealers in securities;

  •
  partnerships or other pass-through entities;

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  regulated investment companies or real estate investment trusts;

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  pension plans;

  •
  owners of more than 5% of our common stock;

  •
  "controlled foreign corporations" or "passive foreign investment companies";

  •
  corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

  •
  certain United States expatriates.

        There can be no assurance that the Internal Revenue Service ("IRS") will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel or ruling from the IRS with respect to the United States federal income or estate tax consequences to a non-United States holder of the purchase, ownership or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the United States federal, state and local and non-United States income and other tax considerations of purchasing, owning and disposing of shares of our common stock.

Distributions on Our Common Stock

        Any distributions on our common stock paid to non-United States holders of common stock generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-United States holder's investment, up to such holder's tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "— Gain on Sale, Exchange or Other Disposition of Our Common Stock." Dividends paid to a non-United States holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the United States and such holder's country of residence.

        Dividends that are treated as effectively connected with a trade or business conducted by a non-United States holder within the United States (and, if an applicable income tax treaty so provides, are also attributable to a permanent establishment or a fixed base maintained within the United States by such non-United States holder) are generally exempt from the 30% withholding tax if the non-United States holder satisfies applicable certification and disclosure requirements. However, such United States effectively connected income, net of specified deductions and credits, is taxed at the same graduated United States federal income tax rates applicable to United States persons. Any United States effectively connected income received by a non-United States holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the United States and such holder's country of residence.

        In order to claim the benefit of a tax treaty or to claim exemption from withholding because dividends paid on our common stock are effectively connected with the conduct of a trade or business in the United States, a non-United States holder must provide a properly executed IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income, or such successor forms as the IRS designates, prior to the payment of dividends. These forms must be periodically updated. Non-United States holders may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

        In general, a non-United States holder will not be subject to any United States federal income tax or withholding tax on any gain realized upon such holder's sale, exchange or other disposition of shares of our common stock unless:

  •
  the gain is effectively connected with a United States trade or business (and, if an applicable income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained within the United States by such non-United States holder), in which case the graduated United States federal income tax rates applicable to United States persons will apply, and, if the non-United States holder is a foreign corporation, the additional branch profits tax described above in "— Distributions on Our Common Stock" may also apply;

  •
  the non-United States holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-United States holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by United States-source capital losses of the non-United States holder, if any; or

  •
  we are or have been, at any time during the five-year period preceding such disposition (or the non-United States holder's holding period, if shorter) a "United States real property holding corporation" "USRPHC".

        We believe that we have not been and are not currently, and we do not anticipate becoming in the future, a USRPHC for United States federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock.

United States Federal Estate Tax

        Shares of our common stock that are owned or treated as owned by an individual non-United States holder at the time of death are considered United States situs assets and will be included in the individual's gross estate for United States federal estate tax purposes. Such shares, therefore, may be subject to United States federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

        Information reporting and backup withholding (currently at a 28% rate of tax) may apply to dividends paid with respect to our common stock and to proceeds from the sale or other disposition of our common stock. In certain circumstances, non-United States holders may avoid information reporting and backup withholding if they certify under penalties of perjury as to their status as non-United States holders or otherwise establish an exemption and certain other requirements are met. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person. Non-United States holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

        Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment to a non-United States holder can be refunded or credited against the non-United States holder's United States federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING

        J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are acting as joint book-running managers of this offering and, together with Piper Jaffray & Co. and JMP Securities LLC, are acting as the managing underwriters of this offering. Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the number of shares of common stock indicated in the table below:

Underwriters	Number of Shares
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Piper Jaffray & Co.
JMP Securities LLC

Total

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of    additional shares of common stock at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' over-allotment option is exercised in full, the total price to the public would be $    , the total underwriters' discounts and commissions would be $    and the total proceeds to us would be $    .

        The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        In addition, we estimate that the expenses of this offering other than underwriting discounts and commissions payable by us will be approximately $    million.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

        We, all of our directors and officers and holders of substantially all of our outstanding stock and holders of securities exercisable for or convertible into shares of common stock have agreed that, without the prior written consent of J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, on behalf of the underwriters, we and they will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

  •
  offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock; or

  •
  make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

        The restrictions described in the preceding paragraphs do not apply to:

  •
  the sale by us of shares to the underwriters in connection with the offering;

  •
  the issuance by us of shares upon the exercise of outstanding options or warrants or conversion of outstanding securities;

  •
  the issuance by us of shares or options to our employees, officers, directors, advisors or consultants pursuant to our employee benefit plans;

  •
  transactions by any person other than us relating to shares of common stock or other securities convertible or exchangeable into common stock acquired in open market transactions after the completion of the offering of the shares;

  •
  the transfer of shares of common stock as a bona fide gift or pledge, as a distribution to our affiliates or to general or limited partners, stockholders, or members of our stockholders, or by will or intestate succession to a member of the immediate family of our stockholders, or to a trust for the benefit of such immediate family member.

With respect to the second, third and last bullets above, it shall be a condition to the exercise, conversion, transfer or distribution that the recipient provide prior written notice of such transfer or distribution to J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, execute a copy of the lock-up agreement, that no filing by any recipient with the SEC shall be required or shall be made voluntarily in connection with such transfer or distribution, other than a filing on Form 3, 5, 13G or 13D, and no such transfer or distribution may include a disposition for value.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        In order to facilitate this offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for and purchase shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We have applied to have our common stock approved for listing on the NASDAQ Global Market under the symbol "XDXI."

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general; sales, earnings and other financial operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares may not develop, and it is possible that after the offering the shares will not trade in the market above their initial offering price. A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, and one or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that make Internet distributions on the same basis as other allocations.

        Each underwriter has represented that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Market Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any common stock in circumstances in which Section 21(1) of the FSMA does not apply to us and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the European Union Prospectus Directive (the "EU Prospectus Directive") is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running mangers for any such offer; or

  •
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

        Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California will pass upon the validity of the shares of common stock offered by this prospectus. Latham & Watkins LLP, Costa Mesa, California, is acting as counsel for the underwriters. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, Professional Corporation own an interest representing less than 1% of the shares of our common stock.

EXPERTS

        Ernst & Young LLP, our previous independent registered public accounting firm, has audited our financial statements for the year ended December 31, 2004, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the 2004 financial statements which are not presented herein) appearing herein. We have included such financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

        The financial statements as of December 31, 2005 and 2006 and for each of the two years in the period ended December 31, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, and the exhibits thereto, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the common stock to be sold in this offering, you should refer to the registration statement and its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference. On the completion of this offering, we will be subject to the informational requirements of the Securities Exchange Act and will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

        You can read the registration statement and our future filings with the SEC over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

XDx, Inc.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
XDx, Inc.

        In our opinion, the accompanying balance sheets and the related statements of operations, of convertible preferred stock and stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of XDx, Inc. (the "Company") at December 31, 2005 and 2006, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for stock-based compensation in 2006.

        As discussed in Note 2 to the financial statements, the Company adopted FASB Staff Position 150-5, Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable, during the year ended December 31, 2005.

/s/ PricewaterhouseCoopers LLP
San Jose, California
October 22, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Expression Diagnostics, Inc. (d/b/a XDx)

        We have audited the accompanying statements of operations, convertible preferred stock and stockholders' deficit and cash flows of Expression Diagnostics, Inc. (d/b/a XDx) (a development stage company) for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Expression Diagnostics, Inc. (d/b/a XDx) (a development stage company) for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

        The 2004 financial statements have been prepared assuming Expression Diagnostics, Inc. (d/b/a XDx) (a development stage company) will continue as a going concern. As more fully described in Note 1 to the 2004 financial statements (which are not presented herein), the Company has incurred recurring losses, which have resulted in an accumulated deficit of $30,035,354 and a cash balance of $13,541,368 as of December 31, 2004. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1 to the 2004 financial statements. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Palo Alto, California
March 1, 2006

XDx, Inc.

BALANCE SHEETS
(In Thousands, Except Share and Per Share Data)

	December 31,
			September 30, 2007	Pro Forma September 30, 2007
	2005	2006
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$24,831	$7,939	$5,049	$5,049
Short-term investments	—	7,973	15,382	15,382
Accounts receivable	—	384	1,209	1,209
Inventory	443	303	432	432
Prepaid expenses	208	348	438	438
Other current assets	—	35	39	39

Total current assets	25,482	16,982	22,549	22,549
Property and equipment, net	1,082	5,616	5,611	5,611
Restricted cash	266	393	248	248
Deposits	82	86	45	45
Other non-current assets	—	61	29	29
Deferred initial public offering costs	—	—	755	755

Total assets	$26,912	$23,138	$29,237	$29,237

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$675	$1,990	$2,435	$2,435
Accrued liabilities	1,206	1,748	2,979	2,979
Current portion of capital lease obligations	161	95	55	55
Current portion of long-term debt	—	3,877	4,188	4,188
Liability for early exercise of stock options	321	170	175	175

Total current liabilities	2,363	7,880	9,832	9,832
Deferred rent, net of current portion	43	3,400	3,453	3,453
Capital lease obligations, net of current portion	122	74	37	37
Long-term debt, net of current portion	—	6,171	3,247	3,247
Convertible preferred stock warrant liability	2,023	2,638	2,292	—

Total liabilities	4,551	20,163	18,861	16,569

Commitments and contingencies (Note 6)
Convertible preferred stock: $0.001 par value; Authorized:
20,485,094, 20,485,094, and 24,956,954 shares at December 31, 2005, 2006, and September 30, 2007 (unaudited), respectively; Issued and outstanding: 19,106,475, 19,106,475, and 24,098,780 shares at December 31, 2005, 2006, and September 30, 2007 (unaudited), respectively; (Liquidation value of $70,171,068, $70,171,068, and $95,751,639 at December 31, 2005, 2006, and September 30, 2007 (unaudited), respectively); no shares issued and outstanding, pro forma (unaudited)	68,417	68,417	93,957	—
Stockholders' equity (deficit):
Common stock: $0.001 par value; Authorized: 30,000,000, 30,000,000 and 35,000,000 shares at December 31, 2005, 2006 and September 30, 2007 (unaudited), respectively; Issued and outstanding: 3,144,664, 3,270,442, and 3,485,849 shares issued and outstanding at December 31, 2005, 2006 and September 30, 2007 (unaudited), respectively; 27,858,052 shares issued and outstanding, pro forma (unaudited)	3	3	3	28
Additional paid-in capital	619	1,112	2,087	98,311
Accumulated other comprehensive loss	—	(11)	(29)	(29)
Accumulated deficit	(46,678)	(66,546)	(85,642)	(85,642)

Total stockholders' equity (deficit)	(46,056)	(65,442)	(83,581)	12,668

Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$26,912	$23,138	$29,237	$29,237

The accompanying notes are an integral part of these financial statements.

XDx, Inc.

STATEMENTS OF OPERATIONS
(In Thousands, Except Share and Per Share Data)

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Revenues:
Testing revenue	$—	$179	$2,922	$400	$6,802
Contract revenue	—	148	20	—	—

Total revenues	—	327	2,942	400	6,802

Operating costs and expenses:
Cost of testing	—	1,650	2,770	1,733	3,471
Research and development	9,526	8,848	12,261	9,028	12,120
Selling and marketing	1,692	3,737	5,067	3,594	5,689
General and administrative	1,799	2,349	3,049	2,069	4,669

Total operating costs and expenses	13,017	16,584	23,147	16,424	25,949

Loss from operations	(13,017)	(16,257)	(20,205)	(16,024)	(19,147)
Interest expense	(78)	(104)	(412)	(52)	(1,022)
Interest income	57	197	832	607	749
Other income (expense), net	(2)	(241)	(83)	(81)	324

Net loss before cumulative effect of change in accounting principle	(13,040)	(16,405)	(19,868)	(15,550)	(19,096)
Cumulative effect of change in accounting principle	—	(238)	—	—	—

Net loss	$(13,040)	$(16,643)	$(19,868)	$(15,550)	$(19,096)

Net loss per share — basic and diluted:
Net loss per share before cumulative effect of change in accounting principle	$(12.26)	$(9.04)	$(7.97)	$(6.42)	$(6.52)
Cumulative effect of change in accounting principle	—	(0.13)	—	—	—

Net loss per share — basic and diluted	$(12.26)	$(9.17)	$(7.97)	$(6.42)	$(6.52)

Weighted average shares outstanding used in calculating net loss per share — basic and diluted	1,063,335	1,814,151	2,494,284	2,422,190	2,930,584

Pro forma net loss per share — basic and diluted (unaudited)			$(0.91)		$(0.78)

Pro forma weighted average shares outstanding used in calculating net loss per share — basic and diluted (unaudited)			21,874,182		24,862,103

The accompanying notes are an integral part of these financial statements.

XDx, Inc.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS' DEFICIT
(In Thousands, Except Share Data)

	Convertible Preferred Stock
			Common Stock			Note Receivable From Stockholders	Accumulated Other Comprehensive Loss
					Additional Paid-In Capital			Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2003	5,759,428	$19,522	1,056,417	$1	$161	$(45)	$—	$(16,995)	$(16,878)
Issuance of Series C convertible preferred stock for cash net of offering costs	1,610,000	4,012	—	—	—	—	—	—	—
Issuance of Series D convertible preferred stock for cash and conversion of promisory notes and interest, net of offering costs	6,013,509	19,948	—	—	—	—	—	—	—
Issuance of common stock for cash and notes receivable upon exercise of stock options	—	—	1,169,156	1	241	(6)	—	—	236
Issuance of common stock in exchange for services			42,749	—	11	—	—	—	11
Nonemployee stock-based compensation expense	—	—	—	—	22	—	—	—	22
Compensation expense related to options accounted for under the variable method	—	—	—	—	18	—	—	—	18
Net loss and comprehensive loss	—	—	—	—	—	—	—	(13,040)	(13,040)

Balance at December 31, 2004	13,382,937	43,482	2,268,322	2	453	(51)	—	(30,035)	(29,631)
Issuance of Series E convertible preferred stock for cash and conversion of promissory notes and interest, net of offering costs	5,723,538	26,423	—	—	—	—	—	—	—
Reclassification of warrants associated with Series D convertible preferred stock to liabilities	—	(1,488)	—	—	—	—	—	—	—
Issuance of common stock for cash upon exercise of stock options	—	—	873,342	1	151	—	—	—	152
Repurchase of common stock	—	—	(5,000)	—	—	—	—	—	—
Issuance of common stock	—	—	8,000	—	—	—	—	—	—
Payment of notes receivable from stockholders	—	—	—	—	—	51	—	—	51
Nonemployee stock-based compensation expense	—	—	—	—	15	—	—	—	15
Net loss and comprehensive loss	—	—	—	—	—	—	—	(16,643)	(16,643)

Balance at December 31, 2005	19,106,475	$68,417	3,144,664	$3	$619	—	—	$(46,678)	$(46,056)

The accompanying notes are an integral part of these financial statements.

XDx, Inc.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS' DEFICIT (Continued)
(In Thousands Except Share Data)

	Convertible Preferred Stock
			Common Stock			Note Receivable From Stockholders	Accumulated Other Comprehensive Loss
					Additional Paid-In Capital			Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2005	19,106,475	$68,417	3,144,664	$3	$619	—	—	$(46,678)	$(46,056)
Issuance of common stock for cash upon exercise of stock options	—	—	247,695	—	203	—	—	—	203
Repurchase of common stock	—	—	(121,917)	—		—	—	—
Nonemployee stock-based compensation expense	—	—	—	—	55	—	—	—	55
Employee stock-based compensation expense	—	—	—	—	235	—	—	—	235
Components of other comprehensive loss:
Change in unrealized gain/(loss) on marketable securities	—	—	—	—	—	—	(11)	—	(11)
Net loss	—	—	—	—	—	—	—	(19,868)	(19,868)

Total comprehensive loss	—	—	—	—	—	—	—	—	(19,879)

Balance at December 31, 2006	19,106,475	68,417	3,270,442	3	1,112	—	(11)	(66,546)	(65,442)
Issuance of Series F convertible preferred stock for cash net of offering costs (unaudited)	4,992,305	25,540
Issuance of common stock for cash upon exercise of stock options (unaudited)	—	—	279,157	—	95	—	—	—	95
Repurchase of common stock (unaudited)	—	—	(63,750)	—		—	—	—
Nonemployee stock-based compensation expense (unaudited)	—	—	—	—	36	—	—	—	36
Employee stock-based compensation expense (unaudited)	—	—	—	—	844	—	—	—	844
Components of other comprehensive loss (unaudited):
Change in unrealized gain/(loss) on marketable securities (unaudited)	—	—	—	—	—	—	(18)	—	(18)
Net loss (unaudited)	—	—	—	—	—	—	—	(19,096)	(19,096)

Total comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	(19,114)

Balance at September 30, 2007 (unaudited)	24,098,780	$93,957	3,485,849	$3	$2,087	$—	$(29)	$(85,642)	$(83,581)

The accompanying notes are an integral part of these financial statements.

XDx, Inc.

STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Cash flows from operating activities:
Net loss	$(13,040)	$(16,643)	$(19,868)	$(15,550)	$(19,096)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	621	820	909	634	1,191
Loss on disposal of property and equipment	—	—	17	4	—
Employee stock-based compensation	18	—	235	75	844
Nonemployee stock-based compensation	22	15	55	14	36
Issuance of common stock in exchange for services	11	—	—	—	—
Cumulative effect of change in accounting principle	—	238	—	—	—
Revaluation of warrants to fair value	—	237	65	75	(346)
Amortization of debt discount and noncash interest expense	16	69	97	12	259
Changes in current assets and liabilities:
Accounts receivable	—	—	(384)	—	(825)
Inventory	—	(443)	140	128	(129)
Prepaid expenses	44	(62)	(140)	(201)	(90)
Deposits	(13)	—	(4)	95	41
Restricted cash	(106)	(50)	(127)	(127)	145
Accounts payable	(148)	415	1,315	732	145
Accrued liabilities	29	679	497	178	912
Deferred rent	127	(115)	(49)	(118)	(180)
Other assets	—	—	(96)	(95)	28

Net cash used in operating activities	(12,419)	(14,840)	(17,338)	(14,144)	(17,065)

Cash flows from investing activities:
Purchase of short-term investments	—	—	(29,730)	(27,230)	(35,152)
Sales and maturities of short-term investments	—	—	21,745	17,755	27,725
Purchase of property and equipment	(720)	(432)	(1,949)	(792)	(758)

Net cash used in investing activities	(720)	(432)	(9,934)	(10,267)	(8,185)

Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	20,944	24,915	—	—	25,540
Proceeds from issuance of convertible promissory notes	3,000	1,500	—	—	—
Proceeds from debt	—	—	10,500	9,500	—
Proceeds from repayment of note receivable from stockholders	—	51	—	—	—
Net proceeds (repurchases) of exercise of stock options	377	286	52	16	100
Deferred initial public offering costs	—	—	—	—	(333)
Principal payments on debt	—	—	—	—	(2,871)
Principal payments on capital lease obligations	(447)	(190)	(172)	(137)	(76)

Net cash provided by financing activities	23,874	26,562	10,380	9,379	22,360

Net increase (decrease) in cash and cash equivalents	10,735	11,290	(16,892)	(15,032)	(2,890)
Cash and cash equivalents at beginning of period	2,806	13,541	24,831	24,831	7,939

Cash and cash equivalents at end of period	$13,541	$24,831	$7,939	$9,799	$5,049

Supplemental disclosures of cash flow information
Cash paid for interest	$45	$38	$295	$27	$761

Cash paid for taxes	$5	$3	$25	$3	$20

Supplemental disclosure of noncash investing and financing activities
Common stock issued in exchange for notes receivable from stockholders	$6	$—	$—	$—	$—

Preferred stock issued on conversion of promissory notes and interest	$3,016	$1,508	$—	$—	$—

Leasehold improvements funded by lessor	$—	$—	$3,453	$—	$428

Property and equipment purchased under capital leases	$225	$73	$57	$31	$—

Deferred initial public offering costs payable	$—	$—	$—	$—	$422

The accompanying notes are an integral part of these financial statements.

XDx, Inc.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — FORMATION AND BUSINESS OF THE COMPANY

        XDx, Inc. (the "Company") is a molecular diagnostics company focused on the discovery, development and commercialization of noninvasive gene expression tests for the monitoring of transplant rejection and autoimmune diseases. The Company was incorporated in the state of Delaware on December 21, 1998, as Hippocratic Engineering, Inc. In January 2005, the Company launched its first test, the AlloMap HTx molecular expression test, a blood sample-based test used to monitor for acute cellular rejection in heart transplant recipients.

        The Company has incurred net operating losses each year since inception. At September 30, 2007, the Company had an accumulated deficit of $85.6 million and had not achieved positive cash flows from operations. The Company expects its losses to continue into the foreseeable future as it continues to develop and commercialize its testing technologies. In May 2007, the Company completed a Series F convertible preferred stock financing and raised $25.5 million in net cash. The Company may need to obtain additional financing and there can be no assurance that the Company will be successful in obtaining additional financing on favorable terms or at all. Failure to increase sales of the AlloMap HTx test, successfully commercialize other tests, manage discretionary expenditures or raise additional financing, as required, may adversely impact the Company's ability to achieve its intended business objectives.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Unaudited Interim Financial Information

        The accompanying balance sheet as of September 30, 2007, the statements of operations and cash flows for the nine months ended September 30, 2006 and 2007, and the statement of convertible preferred stock and stockholders' deficit for the nine months ended September 30, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the Company's financial position as of September 30, 2007 and results of operations and cash flows for the nine months ended September 30, 2006 and 2007. The financial data and other information disclosed in these notes to the financial statements related to the nine month periods are unaudited. The results of the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any future year.

    Unaudited Pro Forma Balance Sheet

        In July 2007, the board of directors authorized management to file a registration statement with the United States Securities & Exchange Commission for the Company to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the convertible preferred stock outstanding at the time of the offering will automatically convert into shares of common stock and the warrants for convertible preferred stock will become warrants for common stock. The accompanying pro forma balance sheet reflects the assumed conversion of the convertible preferred stock and the reclassification of the convertible preferred stock warrant liability to equity. The unaudited pro forma balance sheet does not assume any proceeds from the proposed initial public offering.

    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    Concentration of Credit Risk and Other Risks and Uncertainties

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are deposited in demand and money market accounts at two financial institutions. At times, such deposits may be in excess of insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

        The Company's accounts receivable are derived from revenue earned from AlloMap HTx tests provided for patients located in the United States and billed to various third-party payor sources. For the year ended December 31, 2005, there was no single payor that accounted for more than 10% of testing revenue. There were no accounts receivable as of December 31, 2005. As of and for the year ended December 31, 2006, 100% of the accounts receivable and approximately 74% of testing revenue was derived from one payor. For the nine month period ended September 30, 2006 (unaudited), there was no single payor that accounted for more than 10% of testing revenue and there were no accounts receivable. For the nine month period ended September 30, 2007 (unaudited) approximately 70% of testing revenue and 75% of the accounts receivable was derived from one payor.

        The Company is subject to risks common to companies in the medical diagnostics industry including, but not limited to, new technological innovations, dependence upon third-party payors to provide adequate coverage and reimbursement, dependence on key personnel, dependence on key suppliers, protection of proprietary technology, product liability and compliance with government regulations. There can be no assurance that AlloMap HTx will continue to be accepted in the marketplace. Nor can there be any assurance that any future tests can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such tests will be successfully marketed, if at all. These factors could have a material adverse effect on the Company's future financial results, financial position and cash flows.

        Existing or future tests developed by the Company may require approvals or clearances from the U.S. Food and Drug Administration or international regulatory agencies. If the Company were denied or delayed in receiving such approvals or clearances, it may have a material adverse impact on the Company.

    Fair Value of Financial Instruments

        Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, prepaid expenses, accounts payable and accrued liabilities approximate fair value due to their short maturities. The carrying amount of the Company's long term debt approximates its fair value. The carrying amount of the convertible preferred stock warrant liability represents its fair value (see Note 8).

    Cash and Cash Equivalents

        The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include money market funds and various deposit amounts, which are readily convertible to cash and are stated at cost, which approximates fair value.

    Short-term Investments

        The Company places its investments primarily in commercial paper and auction rate securities with contractual maturities of over ninety days. The Company has classified such investments as available-for-sale securities which are reported at fair market value with any unrealized gains and losses recorded as a separate component of stockholders' deficit and included in other comprehensive income or loss. Realized gains and losses are calculated on the specific identification method and recorded as interest income.

        The Company invests in auction rate securities which are classified as short-term investments and carried at their fair value. The "stated" or "contractual" maturities for these securities, generally are 20 to 30 years. Despite the long-term maturities, however, the Company has the ability and intent, if necessary, to liquidate any of these investments in order to meet the Company's working capital needs within its normal operating cycles.

        As of December 31, 2006 and September 30, 2007, the Company held auction rate securities of approximately $3.9 million and $9.8 million (unaudited), respectively, and classified the entire amount as short-term investments. The Company classifies its short-term investments as current using the approach defined by Accounting Research Bulletin No. 43. Accordingly, these securities represent the investment of funds available for current operations.

    Inventory

        Inventories consist primarily of laboratory supplies that are used in connection with tests performed and for research and product development efforts. Obsolete or damaged inventories are excluded from the physical inventory. Inventories are stated at current cost, which approximates inventory on a first-in, first-out basis.

    Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, generally three years for laboratory, computer and office equipment and generally seven years for furniture and fixtures. Leasehold improvements are amortized over the estimated useful life or the remaining lease term, whichever is shorter.

        Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair market value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease. Amortization of assets under capital leases is included in depreciation expense.

        Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the balance sheet and any resulting gains or loss is reflected in operations in the period realized.

    Impairment of Long-Lived Assets

        The Company evaluates its long-lived assets for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company then compares the carrying amounts of the assets with the future net undiscounted cash flows expected to be generated by such asset. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's fair value determined using discounted estimates of future cash flows. The Company has not identified any such impairment losses to date.

    Restricted Cash

        Under the Company's facility lease agreement and an agreement with the State of Florida Medicaid, the Company must maintain letters of credit and a surety bond, respectively. The letters of credit and surety bond are collateralized by cash in an interest-bearing money market account that the Company cannot withdraw. The cash is classified as restricted cash, a noncurrent asset.

    Convertible Preferred Stock Warrants

        The Company has freestanding warrants to purchase shares of its convertible preferred stock. Effective July 1, 2005, the Company adopted FASB Staff Position 150-5 "Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable" ("FSP 150-5"), an interpretation of SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS No. 150"). The Company previously accounted for these freestanding warrants under Emerging Issues Task Force ("EITF") Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF No. 00-19"). In accordance with FSP 150-5, freestanding warrants for shares that are redeemable should be classified as liabilities on the balance sheet at fair value. These warrants should then be re-measured at each balance sheet date and any change in fair value should be recognized as a component of other income or expense.

        Upon adoption as of July 1, 2005, the Company began classifying the fair value of warrants to purchase shares of its convertible preferred stock as a liability and recorded a cumulative effect of a change in accounting principle. For the year ended December 31, 2005, the impact of the change in accounting principle increased the net loss by $238,000, or $0.13 per share, for the increase in fair value of the warrants, which had an original carrying value of $1,488,000. The Company recorded $237,000 and $65,000 of additional expenses in other income (expense), net to reflect the increase in fair value between July 1, 2005 and December 31, 2005 and for the year ended December 31, 2006, respectively. The Company recorded $75,000 of additional expense for the increase in fair value for the nine months ended September 30, 2006 (unaudited) and $346,000 of other income for the decrease in fair value for the nine months ended September 30, 2007 (unaudited). The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time all convertible preferred stock warrants will be converted into warrants to purchase common stock and, accordingly, the liability will be reclassified into stockholders' equity.

        The pro forma effect of the adoption of FSP 150-5 on the Company's results of operations for 2004, if applied retroactively, assuming FSP 150-5 had been adopted in that year, has not been disclosed, as that amount would not be materially different from the amount reported.

    Revenue Recognition

        The Company derives its revenues from its AlloMap HTx molecular expression test and contract research arrangements. The Company operates in one industry segment. Third party payors are billed based on the number of test results delivered by the Company.

        The Company's revenues for tests performed are recognized when the following criteria of revenue recognition are met: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured.

        Criterion (1) is satisfied when a third-party payor makes a coverage decision or establishes a policy or enters into a contractual arrangement with the Company to pay for the test. Criterion (2) is satisfied when the Company performs the test and delivers the test result to the physician. Determination of criteria (3) and (4) are based on management's judgments regarding the amount of the fee charged for products or services delivered and the collectibility of those fees. As a relatively new test, AlloMap HTx testing may be considered investigational by payors and not covered under their reimbursement policies. As a result, when the tests are performed, and in the absence of a reimbursement agreement or sufficient payment history, collectibility cannot reasonably be assured. If all criteria set forth above are not met, revenue is recognized when cash is collected.

        For tests that are performed for which the Company recognizes revenue on a cash basis, the initial payment received may only cover a portion of the original amount billed or payment may be denied. In these circumstances, the Company may continue to make requests for payment or appeal the payment decision made by these third party payors; however, a certain portion of these requests for payment could continue to be denied or only partially paid. If third-party payors agree to pay us for these tests in the future, the Company recognizes revenue in the period in which all the revenue recognition criteria are met.

        Contract revenues are derived from research and development services provided and are recognized on a contract specific basis. Contract revenues are recorded as the contractual obligations are completed.

    Research and Development Expenses

        Research and product development expenses include payroll and personnel expenses, consulting expenses, laboratory supplies and certain allocated expenses. Research and development costs are expensed as incurred.

    Comprehensive Income (Loss)

        Comprehensive income (loss) generally represents all changes in stockholders' equity (deficit) except those resulting from investments from and distributions to stockholders. The Company's unrealized gains (losses) on short-term investments represent the only component of other comprehensive loss that are excluded from the reported net loss.

    Income Taxes

        The Company accounts for income taxes using the liability method whereby deferred tax asset and liability accounts are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets when management estimates, based on available objective evidence, that it is more likely than not that the benefit will not be realized for the deferred tax assets.

    Stock-Based Compensation

        Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment" ("SFAS No. 123R"), using the modified prospective method. Under this transition method, employee compensation expense recognized in periods subsequent to January 1, 2006 includes compensation related to stock options granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123; and compensation related to stock options granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. In accordance with the modified prospective method, the results for the prior periods have not been restated.

        Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations and complied with the disclosure provisions of Statement of SFAS No. 123, "Accounting for Stock-Based Compensation", as amended. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price of the option. Employee stock-based compensation determined under APB No. 25 is recognized over the vesting period of the underlying options. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. The Company used the fair-value method in connection with the disclosure provisions of SFAS No. 123.

        The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of EITF No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". The equity instruments, consisting of stock options, are valued using the Black-Scholes valuation model. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest.

        The Company uses the straight-line attribution method for recognizing compensation expense under SFAS No. 123R. Compensation expense is recognized on awards ultimately expected to vest and reduced for forfeitures that are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

        The Company's adoption of SFAS No. 123R requires the Company to determine the amount of eligible windfall tax benefits (the pool of windfall tax benefits) that are available on the adoption date to offset future shortfalls. The Company has elected to calculate its historical pool of windfall tax benefits (i.e., the amount that would have accumulated as of the adoption date of SFAS No. 123R) using the "short-cut method." Subsequent to the adoption of SFAS No. 123R, the Company will continue to track the balance of the pool of windfall tax benefits based on windfalls or shortfalls incurred after the adoption date.

    Segment Information

        The Company operates in one business segment and one geographic area, the United States. Management uses one measurement of profitability and does not segregate its business for internal reporting.

    Reclassifications

        Certain amounts in prior years' financial statements have been reclassified to conform to the current year presentation. These reclassifications did not change previously reported net loss, total assets or stockholders' deficit.

    Recently Issued Accounting Standards

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS No. 157 will have on its financial condition, results of operations and cash flows.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Options for Financial Assets and Financial Liabilities" ("SFAS No. 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 159 on its financial statements.

        In June 2007, the EITF reached a consensus on EITF Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities" ("EITF No. 07-3"). EITF Issue No. 07-3 states that nonrefundable advance payments for future research and development activities should be deferred and recognized as an expense as the goods are delivered or the related services are performed. Entities should then continue to evaluate whether they expect the goods to be delivered or services to be rendered and, if an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF Issue No. 07-3 will be effective for the Company on January 1, 2008 and is to be applied prospectively for new contracts entered into on or after the effective date. The Company is currently evaluating the impact on its financial statements of adopting EITF Issue No. 07-3.

NOTE 3 — STOCK OPTION PLAN

        The 1998 Stock Plan (the "Plan") was adopted on December 23, 1998, and provides for the issuance of stock options to employees, officers, directors, and consultants of the Company.

        Stock options granted under the Plan may be either incentive stock options or nonstatutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value of the common stock at the date of the grant and nonstatutory options may be granted to employees, directors, or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date, as determined by the board of directors. If, at the time the Company grants an option, the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option prices shall be at least 110% of the fair value and shall not be exercisable more than five years after the date of grant. Except as noted above, options expire no more than ten years after the date of grant or earlier if employment is terminated. Options may be granted with vesting terms as determined by the board of directors, which is generally four or five years.

        In July 2007, the Company's board of directors approved the adoption of the Company's 2007 Equity Incentive Plan. 4,500,000 shares of the Company's common stock have initially been reserved for issuance under the 2007 Equity Incentive Plan, plus (a) any shares which have been reserved but not issued under our 1998 Stock Plan as of the effective date of the Company's initial public offering and (b) any shares subject to stock options or similar awards granted under the 1998 Stock Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to grants in the 1998 Stock Plan that are forfeited to or repurchased by the Company. Subject to stockholder approval, the 2007 Equity Incentive Plan will become effective upon the closing of the Company's initial public offering. Pursuant to the 2007 Equity Incentive Plan, stock options, restricted shares, stock units, and stock appreciation rights may be granted to employees, consultants, and outside directors of the Company. Options granted may be either incentive stock options or nonstatutory stock options.

        Activity under the Plan is as follows:

		Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Balance at December 31, 2003	567,793	1,413,590	$0.33
Additional shares authorized	500,000	—	—
Options granted	(816,650)	816,650	0.29
Options exercised	—	(1,169,156)	0.32
Options cancelled	136,302	(136,302)	0.30

Balance at December 31, 2004	387,445	924,782	0.31
Additional shares authorized	1,417,860	—	—
Options granted	(1,035,000)	1,035,000	0.34
Options exercised	—	(873,342)	0.33
Options cancelled	49,708	(49,708)	0.25
Options repurchased	5,000	—	0.25

Balance at December 31, 2005	825,013	1,036,732	0.33
Options granted	(552,125)	552,125	0.50
Options exercised	—	(247,695)	0.36	$126,123
Options cancelled	29,692	(29,692)	0.31
Options repurchased	121,917	—	0.31

Balance at December 31, 2006	424,497	1,311,470	0.39
Additional shares authorized (unaudited)	2,000,000	—	—
Options granted (unaudited)	(2,451,100)	2,451,100	4.16
Options exercised (unaudited)	—	(279,157)	0.43
Options cancelled (unaudited)	42,467	(42,467)	0.45
Options repurchased (unaudited)	63,750	—	0.30

Balance at September 30, 2007 (unaudited)	79,614	3,440,946	$3.07

        The following table summarizes information about stock options outstanding at December 31, 2006 and September 30, 2007 (unaudited):

	Options Outstanding and Exercisable at December 31, 2006			Options Vested at December 31, 2006
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.25	290,875	7.05	$0.25	246,314	$0.25
$0.34	446,155	8.13	$0.34	166,683	$0.34
$0.50	560,940	9.55	$0.50	47,865	$0.50
$0.80	13,500	5.18	$0.80	13,500	$0.80

	1,311,470	8.46	$0.39	474,362	$0.32

	Options Outstanding and Exercisable at September 30, 2007			Options Vested at September 30, 2007
	(Unaudited)			(Unaudited)
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.25	215,376	6.27	$0.25	207,522	$0.25
$0.34	424,115	7.37	$0.34	266,814	$0.34
$0.50	462,355	8.75	$0.50	120,740	$0.50
$0.80	11,500	4.60	$0.80	11,500	$0.80
$4.35	2,327,600	9.99	$4.35	—	$4.35

	3,440,946	9.25	$3.07	606,576	$0.35

        At December 31, 2005, there were 1,036,732 options outstanding and exercisable and 302,158 options vested at a weighted average exercise price of $0.33 per share.

        The weighted average fair value of options granted during the years ended December 31, 2004, 2005 and 2006 was $0.18, $0.23 and $3.47 per share, respectively.

        Options outstanding and exercisable that have vested and are expected to vest as of December 31, 2006 are as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Vested	474,362	$0.32	7.29	$1,706,515
Expected to vest	802,224	$0.43	9.13	2,797,136

Total	1,276,586	$0.39	8.45	$4,503,651

        Effective January 1, 2006 the Company adopted the provisions of SFAS No. 123R as discussed in Note 2 — Summary of Significant Accounting Policies. The Company's results of operations includes expense relating to employee and non-employee share-based payment awards as follows (in thousands):

				Nine Months Ended
	Year Ended December 31,
				September 30, 2006	September 30, 2007
	2004	2005	2006
				(Unaudited)
Cost of testing	$—	$—	$13	$6	$49
Research and development	40	15	203	57	389
Sales and marketing	—	—	31	9	128
General and administrative	—	—	43	17	314

	$40	$15	$290	$89	$880

        No tax benefit was recognized related to stock-based compensation expense since the Company has never reported taxable income and has established a full valuation allowance to offset all of the potential tax benefits associated with its deferred tax assets. In addition, no amounts of share-based compensation costs were capitalized for the periods presented.

        Results for periods prior to January 1, 2006 have not been restated to reflect the effects of implementing SFAS No. 123R. Under the disclosure requirements of SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure," the following table presents the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 (in thousands, except per share amounts):

	Year Ended December 31,
	2004	2005
Net loss as reported	$(13,040)	$(16,643)
Add: Stock-based employee compensation for employees under APB No. 25 included in reported net loss	18	—
Less: Total stock-based employee compensation expense determined under the fair value method	(54)	(110)

Pro forma net loss	$(13,076)	$(16,753)

Basic and diluted net loss per share
As reported	$(12.26)	$(9.17)

Pro forma	$(12.30)	$(9.23)

        In the pro forma information required under SFAS No. 123 for the periods prior to 2006, the Company accounted for forfeitures as they occurred.

    Valuation Assumptions

        The fair value of stock-based awards was estimated using the Black-Scholes option pricing model using the following weighted-average assumptions:

				Nine Months Ended
	Year Ended December 31,
				September 30, 2006	September 30, 2007
	2004	2005	2006
				(Unaudited)
Risk-free interest rate	3.43%	4.00%	4.60%	4.60%	4.32%
Volatility	80%	80%	73%	73%	69%
Expected term (in years)	5	5	6.08	6.08	6.08
Expected dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%

        Risk-Free Interest Rate:    The Company based the risk-free interest rate over the expected term based on the U.S. Treasury constant maturity rate as of the date of grant.

        Volatility:    The Company used an average historical stock price volatility of comparable companies to be representative of future stock price trends as the Company does not have any trading history for its common stock.

        Expected Term:    The expected term represents the period for which the Company's stock-based awards are expected to be outstanding and is based on analyzing the vesting and contractual terms of the options and the holders' historical exercise patterns and termination behavior.

        Expected Dividends:    The Company has not paid and does not anticipate paying any dividends in the near future.

        Forfeitures:    As stock-based compensation expense recognized in the statement of operations for the year ended December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on the Company's historical experience.

        As of December 31, 2006 and September 30, 2007 (unaudited), there was $1,774,000 and $7,390,000, respectively, of total unrecognized compensation costs, net of estimated forfeitures, related to nonvested employee stock option awards granted that will be recognized on a straight-line basis over the weighted average remaining period of 3.6 years and 3.6 years, respectively.

    Early Exercise of Employee Options

        Stock options granted under the Plan provide employee option holders the right to exercise unvested options in exchange for restricted common stock. Restricted common stock, which amounted to 1,029,312 shares and 536,344 shares at December 31, 2005 and 2006, respectively, and 434,583 shares at September 30, 2007 (unaudited), is subject to a repurchase right held by the Company at the original issuance price in the event the option holders' employment is terminated either voluntarily or involuntarily. Once an unvested option is exercised and the restricted common stock is issued, such stock is considered issued and outstanding and the holder of such stock is entitled to all rights associated with ownership of such shares, including voting rights and rights to any dividends declared on common stock, provided that certain restrictions on the transfer of restricted stock continue to apply until such stock is either vested or repurchased. For exercises of employee options, this right usually lapses 25% on the first anniversary of the vesting start date and in 36 equal monthly amounts thereafter. The repurchase terms are considered to be a forfeiture provision and do not result in variable accounting. In accordance with EITF No. 00-23, "Issues Related to the Accounting for Stock Compensation under APB No. 25 and FASB Interpretation No. 44," the cash received from employees for exercise of unvested options is treated as a refundable deposit shown as a liability in the Company's financial statements and amounted to $321,000, $170,000 and $175,000 (unaudited), as of December 31, 2005, 2006 and September 30, 2007, respectively.

    Stock-based Compensation Associated with Awards to Employees

        Compensation costs for employee stock options granted prior to January 1, 2006, the date the Company adopted SFAS No. 123R, were accounted for using the intrinsic value method of accounting as prescribed by APB No. 25, as permitted by SFAS No. 123. Under APB No. 25, compensation expense for employee stock options is based on the excess, if any, of the fair value of the Company's common stock over the option exercise price on the measurement date, which is typically the date of grant.

        All options granted were intended to be exercisable at a price per share not less than fair market value of the shares of the Company's stock underlying those options on their respective dates of grant. The board of directors determined these fair market values in good faith based on the best information available to the board of directors and the Company's management at the time of the grant. Although the Company believes these determinations accurately reflect the historical value of the Company's common stock, management considered a variety of quantitative and qualitative factors and has retrospectively revised the valuation of its common stock for the purpose of calculating stock-based compensation expense for all grants from January 1, 2006 to September 30, 2007. The Company valued its common stock at $0.50 per share as of March 31, 2006, $3.70 per share as of September 30, 2006, and $3.92 per share as of December 31, 2006, and $4.41 per share as of September 30, 2007.

        The Company granted stock options to employees, net of cancellations, with weighted average values as follows:

Grants Made During the Three Months Ended	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Fair Value of Underlying Common Stock	Instrinsic Value
March 31, 2006	500	$0.50	$0.50	$—
June 30, 2006	—	$—	$—	$—
September 30, 2006	—	$—	$—	$—
December 31, 2006	541,000	$0.50	$3.78	$1,774,480
March 31, 2007 (unaudited)	123,500	$0.50	$3.92	$422,370
June 30, 2007 (unaudited)	—	$—	$—	$—
September 30, 2007 (unaudited)	2,297,600	$4.35	$4.41	$137,856

    Stock-Based Compensation for Nonemployees

        The Company granted options to consultants in exchange for services performed for the Company. During the years ended December 31, 2004, 2005 and 2006, the Company granted options to purchase 118,005, 120,000 and 10,625 shares, respectively, of common stock to consultants. During the nine months ended September 30, 2007, the Company granted options to purchase 30,000 shares of common stock to consultants. The fair value of these options grants was determined using the Black-Scholes option-pricing model with the following assumptions:

				Nine Months Ended
	Year Ended December 31,
				September 30, 2007
	2004	2005	2006
Risk-free interest rate	3.43%	4.38%	4.60%	4.58%
Volatility	80%	79%	77%	72%
Expected life	5 years	10 years	10 years	10 years
Expected dividend yield	0%	0%	0%	0%

        In general, the options vest over the contractual period of the consulting arrangement and, therefore, the Company will revalue the options periodically and record additional compensation expense related to these options over the remaining vesting period. During the years ended December 31, 2004, 2005 and 2006, compensation expense related to these options was $22,000, $15,000 and $55,000, respectively. During the nine months ended September 30, 2007, stock-based compensation for nonemployees was $36,000.

NOTE 4 — NET LOSS PER SHARE

        Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. The Company's potential dilutive shares, which include outstanding common stock options, unvested common shares subject to repurchase, convertible preferred stock and warrants, have not been included in the computation of diluted net loss per share for all the periods as the result would be anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce the net loss per share.

        Upon completion of the Company's planned initial public offering, all outstanding convertible preferred stock, except for the Series B convertible preferred stock, will be converted, on a one-to-one conversion ratio, into shares of common stock. Each share of Series B convertible preferred stock will be converted to 1.27486 shares of common stock. The unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2006 and the nine months ended September 30, 2007 reflects the weighted average number of common shares outstanding upon the assumed conversion of all outstanding shares of convertible preferred stock. The unaudited pro forma stockholders' equity and pro forma basic and diluted net loss per share do not give effect to the issuance of shares from the planned initial public offering. See Note 9 — Convertible Preferred Stock for further discussion of the Company's convertible preferred stock.

        A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share follows (in thousands except share and per share data):

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Historical net loss per share:
Numerator
Net loss before cumulative effect of change in accounting principle	$(13,040)	$(16,405)	$(19,868)	$(15,550)	$(19,096)
Cumulative effect of change in accounting principle	—	(238)	—	—	—

Net loss	$(13,040)	$(16,643)	$(19,868)	$(15,550)	$(19,096)

Denominator
Weighted average common shares outstanding	1,403,085	2,542,162	3,169,331	3,140,558	3,424,105
Less: weighted average shares subject to repurchase	339,750	728,011	675,047	718,368	493,521

Denominator for basic and diluted net loss per share	1,063,335	1,814,151	2,494,284	2,442,190	2,930,584

Net loss per share—basic and diluted:
Net loss per share before cumulative effect of change in accounting principle	$(12.26)	$(9.04)	$(7.97)	$(6.42)	$(6.52)
Cumulative effect of change in accounting principle	—	(0.13)	—	—	—

Net loss per share—basic and diluted	$(12.26)	$(9.17)	$(7.97)	$(6.42)	$(6.52)

Pro forma net loss per share (unaudited)
Net loss			$(19,868)		$(19,096)
Pro forma adjustment to reverse the mark-to-market adjustment to the convertible preferred stock warrants			65		(346)

			$(19,803)		$(19,442)

Denominator
Shares used above			2,494,284		2,930,584
Pro forma adjustment to reflect assumed weighted average effect of conversion of convertible preferred stock			19,379,898		21,931,519

Denominator for pro forma basic and diluted net loss per share			21,874,182		24,862,103

Pro forma basic and diluted net loss per share			$(0.91)		$(0.78)

        The following outstanding options, common stock subject to repurchase, convertible preferred stock and warrants to purchase convertible preferred stock were excluded from the computation of diluted net loss per share for the periods presented because including them would have had an anti-dilutive effect:

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Options to purchase common stock	924,782	1,036,732	1,311,470	788,345	3,440,946
Common stock subject to repurchase	715,365	1,029,312	536,344	618,660	434,583
Warrants to purchase convertible preferred stock	601,349	618,725	750,474	618,725	750,474
Convertible preferred stock (if converted)	13,656,360	19,379,898	19,379,898	19,379,898	24,372,203

	15,897,856	22,064,667	21,978,186	21,405,628	28,998,206

NOTE 5 — BALANCE SHEET COMPONENTS

    Short-term Investments

At December 31, 2006 and September 30, 2007, short-term investments consisted of (in thousands):

At December 31, 2006:

	Amortized Cost	Unrealized Losses	Estimated Fair Market Value
Commercial paper (maturities less than one year)	$4,126	$(3)	$4,123
Auction-rate securities (contractual maturities greater than one year)	3,858	(8)	3,850

Total	$7,984	$(11)	$7,973

At September 30, 2007 (unaudited):

	Amortized Cost	Unrealized Losses	Estimated Fair Market Value
Commercial paper (maturities less than one year)	$5,584	$(2)	$5,582
Auction-rate securities (contractual maturities greater than one year)	9,827	(27)	9,800

Total	$15,411	$(29)	$15,382

Realized gains and losses to date have not been material.

    Property and Equipment

	December 31,
			September 30, 2007
	2005	2006
			(Unaudited)
Property and equipment, net consisted of (in thousands):
Laboratory equipment	$2,022	$2,936	$3,286
Leasehold improvements	458	3,929	3,899
Furniture and fixtures	302	751	814
Computer and office equipment	578	1,137	1,434

	3,360	8,753	9,433
Less: accumulated depreciation and amortization	(2,278)	(3,137)	(3,822)

Property and equipment, net	$1,082	$5,616	$5,611

        Assets purchased under capital leases were included in property and equipment at a cost of $1,261,107, $1,318,525 and $1,318,525, with accumulated amortization of $954,164, $1,186,342 and $1,265,788 at December 31, 2005, 2006 and September 30, 2007 (unaudited), respectively. Related amortization expense was $343,279, $412,261, and $232,178, for the years ended December 31, 2004, 2005, and 2006, respectively, and $196,573, and $79,446, for the nine months ended September 30, 2006 (unaudited) and 2007 (unaudited), respectively.

        Total depreciation and amortization expense was $621,068, $819,687 and $908,673 for the years ended December 31, 2004, 2005 and 2006, respectively. Depreciation and amortization expense was $634,469 and $1,191,372 for the nine months ended September 30, 2006 (unaudited) and 2007 (unaudited), respectively.

    Accrued Liabilities

	December 31,
			September 30, 2007
	2005	2006
			(Unaudited)
Accrued liabilities consist of the following (in thousands):
Vacation expense	$216	$307	$466
Clincal studies	432	470	673
Deferred rent—current portion	165	212	407
Royalty accrual	5	231	254
Professional fees	25	120	409
Bonuses	140	56	254
Property tax	58	85	—
Accrued expenses	165	267	516

Total accrued liabilities	$1,206	$1,748	$2,979

NOTE 6 — COMMITMENTS AND CONTINGENCIES

    Contingencies

        The Company is subject to claims and assessments from time to time in the ordinary course of business. The Company's management does not believe that any such matters, individually or in the aggregate, will have a material adverse effect on the Company's business, financial condition or results of operation.

    Indemnification

        In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company's exposure under these agreements is unknown because it involves future claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

        In accordance with its certificate of incorporation and bylaws, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company's request in such capacity. There have been no claims to date and the Company has a director and officer insurance policy that enables it to recover a portion of any amounts paid for future potential claims.

    Leases

        The Company leases its laboratory and office facility under a noncancelable operating lease agreement expiring in October 2013. Rent expense under the noncancelable operating lease was $767,006, $875,488 and $1,123,043 for the years ended December 31, 2004, 2005 and 2006, respectively. Rent expense under the noncancelable operating lease was $742,969 and $756,962 for the nine months ended September 30, 2006 (unaudited) and 2007 (unaudited), respectively. The terms of the facility lease provide for rental payments on a monthly basis and on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid. In addition, incentives were granted, including allowances to fund leasehold improvements and rent holidays. As such, these allowances have been recorded as deferred rent and these items are being recognized as reductions to rental expense on a straight-line basis over the term of the lease. The Company also leases various fixed assets under capital leases with terms through December 2011. Future minimum lease commitments under these operating and capital leases as of December 31, 2006 are as follows (in thousands):

Year Ended December 31,	Capital Leases	Operating Leases
2007	$110	$1,179
2008	54	1,166
2009	19	1,332
2010	9	1,383
2011	9	1,411
Thereafter	—	2,659

Total minimum lease payments	201	$9,130

Less: Amount representing interest	(32)

Present value of minimum lease payments	169
Less: Current portion of obligation under capital leases	(95)

Long-term portion of obligation under capital leases	$74

    License Agreement

        In November 2004, the Company entered into a license agreement with Roche Molecular Systems, Inc. ("Roche") that grants the Company the right to use polymerase chain reaction, or PCR, and quantitative real-time PCR for use in clinical laboratory services. This is a non-exclusive license agreement in the United States covering the claims in 82 Roche patents. Under the terms of the agreement, the Company is required to report and pay royalties at a specified rate based upon the Company's net testing revenue using the licensed intellectual property on a quarterly basis. Unless terminated earlier, the term of the license agreement shall continue until the expiration of the last to expire patents included within the licensed intellectual property. The Company incurred royalty expenses of $16,116 in 2005 and $266,569 in 2006. For the nine months ended September 30, 2006 (unaudited) and 2007 (unaudited), the Company incurred expenses of $36,051 and $612,174, respectively.

        In January 2007, the Company entered into a license agreement with the University of Minnesota (the "University") covering intellectual property developed at the University relating to the use of gene expression to assess the disease status of lupus patients. The license is an exclusive, worldwide, sub-licensable license. Under the terms of the agreement, the Company made a non-refundable initial payment of $52,043. In addition, the Company is require to pay quarterly royalties at specified rates based upon the net sales price of licensed products sold, leased or otherwise disposed of by the Company and its sub-licenses during such quarter and any sub-license income received by the Company during the quarter and is obligated to make a future non-refundable cash payment of $50,000 within 30 days of the first commercial sale of a licensed product. Unless terminated earlier, the term of the license agreement shall continue until the date on which there is no valid claim in the field of use of a licensed patent and no patent application is pending in any such country.

NOTE 7 — DEBT

    Long-term Debt

        In July 2006, the Company entered into a $10,500,000 loan commitment agreement with two lenders to fund operations. The agreement provided for interest-only payments until the termination of the loan commitment period (December 31, 2006). Upon termination of the commitment period, each advance made is repayable based upon 30 equal monthly installments of principal and interest at an annual interest rate of prime plus 2% determined as of the funding of each advance (10.25% at December 31, 2006) with an additional final payment of 4% of the principal amount of each advance. In addition, the loan commitment included a facility fee of 1% due upon the closing date of the agreement and the availability of the funds. The effective rate of these loans is approximately 17%. The loan amount is collateralized by a security interest in all of the Company's assets. As of December 31, 2006, the Company drew down the full amount of the loan commitment of $10,500,000. The loan agreement restricts the Company's ability to pay dividends.

        In connection with the loan, the Company issued warrants to the lenders in July and November 2006 to purchase 120,950 and 10,799 shares of Series E convertible preferred stock, respectively. The warrants have an exercise price of $4.63 per share and expire in July 2016. In the event of a liquidation event, including the completion of an initial public offering, the warrants, if not exercised, will be converted into warrants to purchase the Company's common stock. The fair value of the warrants was estimated at an aggregate of $550,372 using the Black-Scholes valuation model with the following assumptions: expected volatility of 77.80% at July 2006 and 76.58% at November 2006,

risk free interest rate of 5.09% at July 2006 and 4.60% at November 2006, an expected life of 10 years and zero dividend yield. The fair value of the warrants on the date of issuance was recorded as a liability and debt discount and is being amortized to interest expense using the effective interest method over the term of the loan. A total of $48,469 and $147,671 was amortized to interest expense during the year ended December 31, 2006 and the nine month period ended September 30, 2007 (unaudited), respectively. As of September 30, 2007, the warrants remain outstanding.

        Aggregate annual payments due on the loans at December 31, 2006 are as follows (in thousands):

For the Years Ending December 31,	Annual Payments
2007	$4,789
2008	4,789
2009	2,815

12,393
Less: Amount representing interest	(1,843)

10,550
Less: Unamortized discount	(502)

10,048
Less: Current portion	(3,877)

Long-term portion	$6,171

    Convertible Promissory Notes

        In November 2005, the Company issued convertible promissory notes in the amount of $1.5 million bearing interest at 6% per annum compounded annually.

        In December 2005, upon the closing of the Company's Series E convertible preferred stock financing and in accordance with the terms of the notes, the principal amount of $1.5 million and accrued interest of $7,935 were converted into 325,687 shares of the Company's Series E convertible preferred stock at a price of $4.63 per share.

    Warrants Issued In Connection with Convertible Promissory Notes

        In November 2005, in connection with the issuance of the above mentioned convertible promissory notes, the Company agreed to issue warrants to the holders of these notes to purchase shares of the Company's preferred stock to be issued in the next equity financing that met certain parameters. In December 2005, the Company's Series E convertible preferred stock financing closed meeting these parameters. In accordance with the terms of the convertible promissory notes, the Company issued warrants to purchase 17,376 shares of the Company's Series E convertible preferred stock at a price of $4.63 per share.

        The fair value of the warrants was estimated at an aggregate of $61,691 using the Black-Scholes valuation model with the following assumptions: expected volatility of 82.77%, risk free interest rate of 4.45%, an expected life of 7 years and zero dividend yield. The fair value of the warrants was recorded as a liability and debt discount and was amortized to interest expense using the effective interest method over the term of the convertible promissory notes. All of $61,691 was therefore amortized to interest expense during the year ended December 31, 2005. As of December 31, 2006, the warrants remain outstanding.

NOTE 8 — CONVERTIBLE PREFFERED STOCK WARRANT LIABILITY

        As of December 31, 2005, outstanding convertible preferred stock warrants consisted of:

Issue Date	Original Term	Convertible Preferred Stock	Exercise Price	Number of Shares Outstanding Underlying Warrant	Fair Value at December 31, 2005
October 2004	7 years	Series D	$3.33	541,290	$1,767,170
November 2004	7 years	Series D	$3.33	60,059	196,077
November 2005	7 years	Series E	$4.63	17,376	60,123

				618,725	$2,023,370

        As of December 31, 2006, outstanding convertible preferred stock warrants consisted of:

Issue Date	Original Term	Convertible Preferred Stock	Exercise Price	Number of Shares Outstanding Underlying Warrant	Fair Value at December 31, 2006
October 2004	7 years	Series D	$3.33	541,290	$1,800,365
November 2004	7 years	Series D	$3.33	60,059	199,760
November 2005	7 years	Series E	$4.63	17,376	64,181
July 2006	10 years	Series E	$4.63	120,950	526,602
November 2006	10 years	Series E	$4.63	10,799	47,391

				750,474	$2,638,299

        As of September 30, 2007, outstanding convertible preferred stock warrants consisted of (unaudited):

Issue Date	Original Term	Convertible Preferred Stock	Exercise Price	Number of Shares Outstanding Underlying Warrant	Fair Value at September 30, 2007
October 2004	7 years	Series D	$3.33	541,290	$1,550,029
November 2004	7 years	Series D	$3.33	60,059	171,984
November 2005	7 years	Series E	$4.63	17,376	53,434
July 2006	10 years	Series E	$4.63	120,950	473,424
November 2006	10 years	Series E	$4.63	10,799	42,828

				750,474	$2,291,699

NOTE 9 — CONVERTIBLE PREFERRED STOCK

    Convertible Preferred Stock

        Under the Company's amended and restated certificate of incorporation, the Company's convertible preferred stock is issuable in series. The Company's board of directors is authorized to determine the rights, preferences and terms of each series.

        Convertible preferred stock at December 31, 2005 and 2006 and September 30, 2007 (unaudited) consists of the following:

	Shares
Series			Carrying Value	Liquidation Amount
	Authorized	Outstanding
A	546,000	546,000	$1,342,280	$1,365,000
B	994,773	994,768	7,681,673	7,709,452
C	5,828,660	5,828,660	14,510,677	14,571,650
D	6,615,661	6,013,509	18,458,700	20,024,985
E	6,500,000	5,723,538	26,423,190	26,499,981

Balance at December 31, 2005 and 2006	20,485,094	19,106,475	$68,416,520	$70,171,068

	Shares
Series			Carrying Value	Liquidation Amount
	Authorized	Outstanding
A	546,000	546,000	$1,342,280	$1,365,000
B	994,773	994,768	7,681,673	7,709,452
C	5,828,660	5,828,660	14,510,677	14,571,650
D	6,614,857	6,013,509	18,458,700	20,024,985
E	5,872,664	5,723,538	26,423,190	26,499,981
F	5,100,000	4,992,305	25,539,514	25,580,571

Balance at September 30, 2007	24,956,954	24,098,780	$93,956,034	$95,751,639

        The rights, preferences and privileges of convertible preferred stock are as follows:

    Dividends

        Holders of Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock are entitled to noncumulative dividends of $0.175, $0.545, $0.175, $0.233, $0.324 and $0.359 per share, respectively, if and when declared by the board of directors. These dividends are to be paid in advance of any distributions to common stockholders. No dividends have been declared by the board of directors through December 31, 2006.

    Conversion

        Each share of Series A, Series C, Series D, Series E and Series F convertible preferred stock is convertible, at the option of the holder, into one share of common stock. Each share of Series B convertible preferred stock is convertible at the option of the holder into 1.27486 shares of common stock. Conversion is automatic immediately prior to the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, which results in aggregate gross offering proceeds of not less than $40,000,000 and a pre-money valuation of at least $200,000,000 or upon the vote of at least 66 2/3% of the holders of the outstanding preferred stock.

    Liquidation Preference

        In the event of the liquidation or dissolution of the Company, which includes the sale of the Company, the Series D, Series E and Series F convertible preferred stock carry liquidation preferences of $3.33, $4.63 and $5.124 per share, respectively, plus all declared but unpaid dividends. Holders of Series D and Series E convertible preferred stock have preferred liquidation preference subsequent to the Series F convertible stock. Holders of Series A, Series B and Series C convertible preferred stock have preferred liquidation preference subsequent to the holders of Series D, Series E and Series F convertible preferred stock. The liquidation preferences for holders of Series A, Series B and Series C convertible preferred stock are $2.50, $7.75 and $2.50 per share, respectively, plus all declared but unpaid dividends. After liquidation preferences to Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stockholders have been paid, the remaining assets of the Company shall be distributed among the holders of common stock.

        A reorganization, merger or consolidation of the Company with or into any corporation or entity, or a sale, conveyance or encumbrance of all or substantially all of the assets of the Company (including, without limitation, the exclusive license of all or substantially all intellectual property assets), in which transaction or series of related transactions the Company's stockholders immediately prior to such transaction own immediately after such transaction less than 50% of the voting power of the surviving company or its parent (such transaction a "Company Sale"), shall be deemed to be a liquidation event.

    Voting

        Each holder of shares of Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock is entitled to voting rights equivalent to the number of shares of common stock into which their respective shares are convertible.

NOTE 10 — STOCKHOLDERS' DEFICIT

    Common Stock

        Under the Company's amended and restated certificate of incorporation, the Company was authorized to issue 30,000,000 shares of common stock as of December 31, 2006 with a $0.001 par value. In connection with the Company's May 2007 closing of Series F convertible preferred stock financing, the Company's certificate of incorporation was amended and restated to increase the authorized number of common stock to 35,000,000. Each share of common stock is entitled to one vote. The holders of shares of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of convertible preferred stock.

        As of September 30, 2007 (unaudited), no dividends have been declared by the board of directors.

    Shares Reserved for Issuance

        At December 31, 2006, the Company had reserved shares of common stock for future issuance as follows:

Conversion of convertible preferred stock	19,379,898
Series D convertible preferred stock warrants	601,349
Series E convertible preferred stock warrants	149,125
Stock option plans:
Shares available for grant	424,497
Options outstanding	1,311,470

21,866,339

NOTE 11 — 401(K) SAVINGS PLAN

        The Company has a 401(k) savings plan (the "401(k) plan"). The 401(k) plan is a defined contribution plan intended to qualify under Section 401(k) of the Internal Revenue Code. All full-time employees of the Company are eligible to participate pursuant to the terms of the 401(k) plan. Contributions by the Company are discretionary and the Company has made no contributions for any of the periods presented.

NOTE 12 — RELATED PARTY TRANSACTIONS

        The Company received notes from employees related to their exercises of stock options. The outstanding notes receivable of $50,625 was paid in full as of December 31, 2005.

        The Company had a contractual arrangement with a member of the board of directors for consulting services related to business advisory services. The costs were expensed as incurred. These consulting expenses were $45,136, $55,000 and $60,000 for the years ended December 31, 2004, 2005 and 2006, respectively. For the nine months ended September 30, 2006 consulting expense was $45,000. This contractual arrangement ended at the end of 2006.

NOTE 13 — INCOME TAXES

        The components of net deferred tax assets are as follows (in thousands):

	December 31,
	2005	2006
Deferred tax assets
Net operating loss carryforwards	$17,244	$23,874
Tax credit carryforwards	2,220	2,904
Accruals and reserves	532	1,587
Fixed assets	202	232
Capitalized intangibles	72	96
Other	1	1

Total deferred tax assets	20,271	28,694
Less: Valuation allowance	(20,271)	(28,694)

Net deferred tax assets	$—	$—

        Realization of the deferred tax assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a full valuation allowance. The valuation allowance increased by approximately $5,871,000, $6,887,000 and $8,423,000 during the years ended December 31, 2004, 2005 and 2006, respectively. Deferred tax assets primarily relate to net operating loss and tax credit carryforwards.

        As of December 31, 2006, the Company had federal and state operating loss carryforwards of $60,503,000 and $56,617,000, respectively. The Company also had federal and state tax credit carryforwards of $1,666,000 and $1,855,000, respectively. The federal and state net operating loss will expire at various dates beginning in 2019 and 2010, respectively, if not utilized. The federal tax credit carryforward will expire at various dates beginning 2019, if not utilized. The state tax credit carryforwards do not expire.

        Utilization of the Company's net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

        In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN No. 48"), which clarifies the accounting for uncertainty in income tax positions. This interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN No. 48 are effective for financial statements for fiscal years beginning after December 15, 2006. The cumulative effect of applying the provisions of FIN No. 48, if any, are required to be recorded as an adjustment to accumulated deficit.

        The Company adopted FIN No. 48 effective January 1, 2007. Upon adoption, there was no adjustment to accumulated deficit as all of the Company's deferred tax assets were subject to a valuation allowance. Further, the Company had $1,689,000 of uncertain tax benefits related to unrecognized net operating losses and research and development credits none of which, if recognized, would affect the Company's effective tax rate since all the deferred tax assets were subject to a valuation allowance. The Company recognizes interest and penalties related to uncertain tax positions as a component of tax expense. Upon adoption, there were no accrued interest or penalties related to tax contingencies. The Company does not anticipate that the amount of unrecognized tax benefits existing at September 30, 2007 will significantly increase over the next twelve months. Because of the Company's net operating loss position, its federal and state income tax returns are subject to tax authority examination from inception.

Through and including                        , 2008 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                        Shares

Common Stock

PROSPECTUS

JPMorgan	Morgan Stanley

Piper Jaffray	JMP Securities

                        , 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth all costs and expenses to be paid by us, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the registration fee, the NASD filing fee and NASDAQ listing fee.

Amount to be Paid
SEC registration fee		$2,648
NASD filing fee		9,125
NASDAQ listing fee		100,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accountants' fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Officers and Directors

        On completion of this offering, our amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of directors and executive officers for monetary damages for breach of their fiduciary duties as a director or officer. Our amended and restated certificate of incorporation and bylaws will provide that we shall indemnify our directors and executive officers and may indemnify our employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

        Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

        We have entered into indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

        We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer of our company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

        The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors, and by us of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

        See also the undertakings set out in response to Item 17 herein.

Item 15.    Recent Sales of Unregistered Securities

        The following sets forth information regarding all securities sold by us since October 31, 2004.

  Preferred Stock

        In May 2007, we sold an aggregate of 4,992,305 shares of series F preferred stock to one individual and 20 investment entities at a price of $5.124 per share for an aggregate purchase price of $25,580,571. All investors were accredited investors as that term is defined in the Securities Act and the regulations promulgated thereunder.

        In December 2005, we sold an aggregate of 5,723,538 shares of series E preferred stock to 15 investment entities at a price of $4.63 per share for an aggregate purchase price of $26,499,981. All investors were accredited investors as that term is defined in the Securities Act and the regulations promulgated thereunder.

        In October 2004 and November 2004, we sold an aggregate of 6,013,509 shares of series D preferred stock to 10 investment entities at a price of $3.33 per share for an aggregate purchase price of $20,024,985. All investors were accredited investors as that term is defined in the Securities Act and the regulations promulgated thereunder.

        The sales of the above securities were deemed to be exempt from registration in reliance on Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. All recipients were accredited investors, as that term is defined in the Securities Act and the regulations promulgated thereunder. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

  Stock Options and Stock Purchase Rights

        Since October 31, 2004, we granted options to purchase an aggregate of 4,037,847 shares of common stock to employees, consultants and directors under our 1998 Stock Plan at exercise prices ranging from $0.25 to $4.35 per share for an aggregate exercise price of $11,393,847.

        Since October 31, 2004, we issued an aggregate of 2,183,594 shares of common stock to employees, consultants and directors pursuant to the exercise of stock options and stock purchase rights or the subsequent transfer of such shares issued pursuant to the exercise of stock options and stock purchase rights under our 1998 Stock Plan at exercise prices ranging from $0.25 to $0.80 per share for an aggregate consideration of $804,353.

        The sales of the above securities were deemed to be exempt from registration in reliance in Rule 701 promulgated under Section 3(b) under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation.

  Warrants

        On October 25, 2004 and November 24, 2004, we issued warrants to purchase an aggregate of 601,349 shares of Series D preferred stock at an exercise price of $3.33 per share for an aggregate exercise price of $2,002,492. Warrants to purchase 601,349 of such shares of series D preferred stock are outstanding. All warrants contain provisions allowing for cashless exercise.

        In November 1, 2005 thru November 16, 2006, we issued warrants to purchase an aggregate of 149,125 shares of Series E preferred stock at an exercise price of $4.63 per share for an aggregate exercise price of $690,449. Warrants to purchase 149,125 of such shares of series E preferred stock are outstanding.

        The sales of the above securities were deemed to be exempt from registration in reliance on Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. All recipients were accredited investors, as that term is defined in the Securities Act and the regulations promulgated thereunder. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information. The sale of these securities was made without general solicitation or advertising.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits.

Exhibit Number	Exhibit Title
1.1**	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3.2*	Amended and Restated Certificate of Incorporation of the Registrant, to become effective upon completion of the offering
3.3*	Bylaws of the Registrant, as currently in effect
3.4*	Bylaws of the Registrant, to become effective upon completion of the offering
4.1**	Specimen common stock certificate
4.2*	Fifth Amended and Restated Investors' Rights Agreement, dated as of May 7, 2007, by and between the Registrant and the parties thereto
4.3*	Series F Preferred Stock Purchase Agreement dated May 7, 2007 among the Registrant and the purchasers named therein
5.1**	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1*	1998 Stock Plan, as amended, and form of stock option agreement used thereunder
10.2*	2007 Equity Incentive Plan, and form of stock option agreement used thereunder
10.3*	Form of Indemnification Agreement for directors and executive officers
10.4*	Offer Letter Agreement with Dirk Lammerts dated December 26, 2006
10.5*	Offer Letter Agreement with Mitchell Nelles dated November 17, 2006
10.6*	Offer Letter Agreement with James P. Yee dated July 31, 2006
10.7*	Offer Letter Agreement with Vikram Jog dated March 4, 2005
10.8*	Offer Letter Agreement with Tammy Reilly dated September 10, 2004, as amended October 12, 2004
10.9*	Offer Letter Agreement with Tod Klingler dated February 23, 2004
10.10*	Offer Letter Agreement with Pierre Cassigneul dated September 3, 2003

10.11*	Lease dated April 27, 2006 by and between the Registrant and BMR-Bayshore Boulevard LLC for office and laboratory space located at 3260 Bayshore Boulevard, Brisbane, California 94005
10.12*	Growth Capital Loan and Security Agreement dated July 26, 2006 by and between the Registrant and TriplePoint Capital LLC and Leader Lending, LLC
10.13*†	PCR Patent License Agreement dated November 16, 2004 by and between the Registrant and Roche Molecular Systems, Inc., and amendments thereto.
10.14†	Exclusive Patent License Agreement dated January 24, 2007 by and between the Registrant and the Regents of the University of Minnesota.
16.1*	Letter of Ernst & Young LLP regarding change in Independent Registered Public Accounting Firm
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.3**	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1*	Powers of Attorney

*
Previously filed.

**
To be filed by amendment.

†
Confidential treatment has been requested for portions of this exhibit.

(b)
Financial Statement Schedules.

        All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brisbane, State of California, on the 10th day of December, 2007.

XDx, Inc.
By:	/s/ Vikram Jog
Vikram Jog Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Pierre Cassigneul* Pierre Cassigneul	President and Chief Executive Officer; Director (principal executive officer)	December 10, 2007
/s/ Vikram Jog Vikram Jog	Chief Financial Officer (principal financial officer and principal accounting officer)	December 10, 2007
/s/ Brook Byers* Brook Byers	Chairman and Director	December 10, 2007
/s/ Dr. Fred Cohen* Dr. Fred Cohen	Director	December 10, 2007
/s/ Vijay Lathi* Vijay Lathi	Director	December 10, 2007
/s/ David Levison* David Levison	Director	December 10, 2007
/s/ G. Steven Burrill* G. Steven Burrill	Director	December 10, 2007
/s/ Dr. Ralph Snyderman* Dr. Ralph Snyderman	Director	December 10, 2007
/s/ Dr. Peter Altman* Dr. Peter Altman	Director	December 10, 2007
*/s/ Vikram Jog Vikram Jog	Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.1**	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3.2*	Amended and Restated Certificate of Incorporation of the Registrant, to become effective upon completion of the offering
3.3*	Bylaws of the Registrant, as currently in effect
3.4*	Bylaws of the Registrant, to become effective upon completion of the offering
4.1**	Specimen common stock certificate
4.2*	Fifth Amended and Restated Investors' Rights Agreement, dated as of May 7, 2007, by and between the Registrant and the parties thereto
4.3*	Series F Preferred Stock Purchase Agreement dated May 7, 2007 among the Registrant and the purchasers named therein
5.1**	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1*	1998 Stock Plan, as amended, and form of stock option agreement used thereunder
10.2*	2007 Equity Incentive Plan, and form of stock option agreement used thereunder
10.3*	Form of Indemnification Agreement for directors and executive officers
10.4*	Offer Letter Agreement with Dirk Lammerts dated December 26, 2006
10.5*	Offer Letter Agreement with Mitchell Nelles dated November 17, 2006
10.6*	Offer Letter Agreement with James P. Yee dated July 31, 2006
10.7*	Offer Letter Agreement with Vikram Jog dated March 4, 2005
10.8*	Offer Letter Agreement with Tammy Reilly dated September 10, 2004, as amended October 12, 2004
10.9*	Offer Letter Agreement with Tod Klingler dated February 23, 2004
10.10*	Offer Letter Agreement with Pierre Cassigneul dated September 3, 2003
10.11*	Lease dated April 27, 2006 by and between the Registrant and BMR-Bayshore Boulevard LLC for office and laboratory space located at 3260 Bayshore Boulevard, Brisbane, California 94005
10.12*	Growth Capital Loan and Security Agreement dated July 26, 2006 by and between the Registrant and TriplePoint Capital LLC and Leader Lending, LLC
10.13*†	PCR Patent License Agreement dated November 16, 2004 by and between the Registrant and Roche Molecular Systems, Inc., and amendments thereto.
10.14†	Exclusive Patent License Agreement dated January 24, 2007 by and between the Registrant and the Regents of the University of Minnesota.
16.1*	Letter of Ernst & Young LLP regarding change in Independent Registered Public Accounting Firm
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.3**	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1*	Powers of Attorney

*
Previously filed.

**
To be filed by amendment.

†
Confidential treatment has been requested for portions of this exhibit.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Offering
Summary Financial Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES FOR NON-UNITED STATES HOLDERS OF OUR COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
XDx, Inc. INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Report of Independent Registered Public Accounting Firm
XDx, Inc. BALANCE SHEETS (In Thousands, Except Share and Per Share Data)
XDx, Inc. STATEMENTS OF OPERATIONS (In Thousands, Except Share and Per Share Data)
XDx, Inc. STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT (In Thousands, Except Share Data)
XDx, Inc. STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT (Continued) (In Thousands Except Share Data)
XDx, Inc. STATEMENTS OF CASH FLOWS (In Thousands)
XDx, Inc. NOTES TO FINANCIAL STATEMENTS
SIGNATURES
EXHIBIT INDEX